FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March 2008

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

National Bank of Greece S.A.

Management’s Report

for the financial year ended

31 December 2007

March 2008

Management’s report

on the consolidated financial statements of National Bank of Greece for the financial year 2007

Dear Shareholder,

2007 was a favorable year for the international economy, with global growth declining slightly to 4.9%, from 5% in 2006. However, in the second half of 2007, the international economic background deteriorated significantly, on the back of the US housing sector meltdown, which led to a more widespread credit crisis, affecting negatively the global money markets. The contraction of the US housing market and the unfolding of the credit crisis led to a decline in US growth to 2.2% in 2007, from 2.9% in 2006, while the euro area and Japanese economies had a more muted slowdown (2.7% and 2.1%, respectively, from 2.9% and 2.4%). The emerging economies continued to expand rapidly, with a growth rate of 7.8% in 2007, from 7.7% in 2006, with the Chinese economy accelerating to 11.4% in 2007, from 11.1% in 2006, resulting in, among other factors, the rise in crude oil prices.

In 2007, the ECB ceased its monetary policy normalization process, stabilizing its intervention rate at 4%, following cumulative 50 bps of rate hikes during the year, due to the rising downside growth risks stemming from the financial markets turmoil and the appreciation of the exchange rate. In contrast, the Federal Reserve reversed course in its monetary policy, lowering its intervention rate by 100 bps since mid-2007 to 4.25%, providing a safety net to the economy in the light of a potentially harder-than-expected economic slowdown.

In this environment, the Greek economy continued to grow sharply in 2007 (with an annual rate of 4% compared with 4.2% in 2006), on the back of strong business investment spending (by an estimated 12.3% y-o-y compared with 13% a year ago) and healthy, though weakened, private consumption growth (3.1% y-o-y down from 4.2% in 2006). The strong growth is even more impressive in view of the tighter monetary conditions — reflecting the combined influence of higher money market rates and the appreciation of the euro — the cooling down of the real estate market (with house price growth decelerating to about 3% y-o-y compared with 11% in 2006) and the continued rise in oil prices to historical highs. The major growth drivers were real wage increases of the order of 3.5% and the rising profitability of the corporate sector, along with buoyant business confidence and solid credit expansion towards the private sector. On the other hand, residential construction activity has slowed considerably from the record levels attained during previous years, partially correcting for the existence of a potential supply overhang.

Turning to price developments, average inflation slowed to 2.9% y-o-y in 2007 (from 3.2% y-o-y in 2006), although accelerating energy and food prices led headline inflation to 3.9% y-o-y in Q4:2007. On the fiscal front, the slowdown in the fiscal adjustment during 2007 was mainly due to non-recurring adverse factors related to the compensation for the forest fires and the cost of holding elections which led the General Government deficit to 2.7% of GDP from 2.5% in 2006. The fiscal adjustment effort is expected to be intensified in 2008 with the general government balance declining by more than one percentage point to 1.6% of GDP.

GDP growth in 2008 is likely to slow to slightly below its potential of 3.5% y-o-y, supported by consumer spending, not least due to solid wage and employment developments, and strong business investment. These two factors should offset the continuing drag on growth from the external sector, decelerating residential construction activity and tighter fiscal policy and monetary conditions.

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Despite the significant deterioration in the international financial and macroeconomic environment, the outlook of the Greek banking sector is still robust with profitability and capital adequacy remaining at very high levels. Due to the healthy growth of the Greek economy, existing margins for continuing strong credit expansion and broadening activities in SE Europe, the Greek banking system appears more resilient to the unfavorable international conjuncture.

During the past three years the NBG Group has been experiencing significant changes, transforming and internationalizing both its activities and its share capital base and therefore growing stronger. The Bank’s vision is to create a robust financial Group, with a leading presence in the South Eastern Europe region, which will result in adding value to shareholders. The remarkable performance of 2007, with net profit reaching approximately €1.7 billion, justifies the Bank’s strategic choices both in Greece and its surrounding region.

Financial results

Group attributable profit rose to a record €1,678 million in 2007, up 70% on 2006. If we include the one-off tax charge on trading gains and the donation to the Fire Victims Relief Fund, Group net profit stood at €1,625 million.

This advance in profitability reflects the rapid growth in banking business in both the domestic market and the markets of Turkey and Southeast Europe, as provided for in the Group’s three-year business plan.

Specifically:

•                  Net profit from domestic business grew by 37% y-o-y to €1,095 million.

•                  The contribution of Finansbank to Group profit in 2007 amounted to €448 million compared with €90 million in 2006.

•                  Group units operating in SE Europe posted 41% growth in net profit to €155 million in 2007.

Return on equity stood at 26%, the same level as prior to the €3 billion share capital increase of June 2006, thereby outperforming the target set in the three-year business plan for 2009.

At the same time, the Group’s efficiency continues to improve, as consolidation and streamlining of the Group’s back-up functions progresses successfully. This is reflected in the cost/income ratio, which remains below 50%, despite the Group’s investments in branch expansion in the markets of SE Europe and Turkey.

Although liquidity in the global money markets continues to be very tight, the Group’s interest income in 2007 amounted to €3,051 million while net interest margin in the fourth quarter attained yet another record high of 4.32%. Considerable growth in interest margin was posted by the SE Europe subsidiaries, up 19 bps y-o-y close to 5%.

The substantial growth in the Group’s interest income reflects ongoing expansion in the loan book in Greece and abroad as well as the steadily broadening deposit base of the Group, which has helped restrain the cost of raising liquidity in spite of stiffer competition.

Total Group lending in 2007 amounted to €56 billion, up 27% on the previous year. Likewise, deposits grew 13% to €60 billion compared with €53 billion in 2006. The loan-to-deposit ratio remained at 90%, among the lowest internationally. This low ratio, which implies excess liquidity, serves as a strategic advantage under the current conditions in the global money and capital markets, and secures stability and a source of funding for the Group’s future expansion.

The quality of the Group’s loan book was not adversely affected by this rapid loan expansion. The ratio of NPLs to total loans declined to 3.4% (compared with 4% in 2006) while the provision coverage ratio stood at 81%.

Greece: outstanding performance by loans to households and businesses

Retail business in Greece continued to grow at a brisk pace. Total retail lending in 2007 amounted to €25.7 billion, up 19% y-o-y. Specifically:

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•                  In 2007, NBG posted record production of new mortgages, granting around €4 billion (up 13% y-o-y). In Q4 2007, disbursements amounted to 30% of all new mortgages in Greece. Accordingly, the mortgage balance grew by 18% y-o-y to €16.4 billion, maintaining the pre-eminence of NBG in this key segment of the domestic market.

•                  Consumer lending and credit cards totalled €5.7 billion, up 20% y-o-y. New production for the year overall was also impressive. The number of new credit cards more than doubled while the number of new open and revolving credit accounts grew by 40%
y-o-y.

•                  Lending to SMEs and professionals topped €3.7 billion in 2007, up 2% y-o-y, with the number of partner businesses increasing by 10%.

At the same time, lending to corporate and medium-sized businesses continued to post a first-class performance, growing by 20% y-o-y, just shy of €14 billion.

For yet another quarter the NBG Group reaffirmed its leading position in Greece in the sphere of fund management. Specifically:

•                  Deposits stood at €48 billion (up 10% on an annual basis). Notably the Group continues to hold almost 1/3 of the country’s savings deposits despite the increased competition in the domestic liquidity market.

•                  Mutual funds under management amounted to €7.6 billion, up 5% since the beginning of the year. This trend translates into a market share increase of 2 percentage points to 31%.

•                  With respect to the Investment services sector, the Bank completed the acquisition of P&K Investment Services SA and its subsidiaries in early 2007.  Following the acquisition, the Bank merged its two existing Stock Broking subsidiaries into new company P&K Investment Services SA.

•                  With respect to the Insurance sector, the Bank acquired through a voluntary takeover bid in cash 100% of Ethniki Hellenic General Insurance SA which has a leading position in the Greek insurance market, expanded its bankassurance business through more efficient use of distribution networks, and penetrated into the Turkish insurance market by establishing an insurance company.

Finansbank: the frontrunner in Turkey

Net profit of the Finansbank Group in 2007 amounted to €448 million. This figure, combined with that of 2006, means that Finansbank total contribution to Group profit now amounts to €538 million. Accordingly, over the period of 500 days since the signing of the Finansbank acquisition agreement, 14% of the total investment has been reaped back. It is noted that in early 2007, the Bank acquired via Mandatory Tender Offer to the minority shareholders 43.4% of Finansbank and sold under a buy-back agreement 5% of Finansbank to the International Finance Corporation.

Return on equity continued to be exceptionally high (over 32%) while the cost/income ratio was just 45%, despite the rapid growth in Finansbank’s business. It is notable that in 2007 the branch network grew by one third, with the opening of a further 101 branches. With a total of 410 branches and almost 10,000 staff Finansbank has almost doubled its branch network since the year of acquisition deal was signed, and further consolidated its position as the 5th largest private bank in the country.

The growth in the network has gone hand in hand with expansion in the loan book, which stood at TRY18.0 billion, up 41% on an annual basis. Finansbank’s total market share in December 2007 amounted to 6.2%, up half a percentage point y-o-y.

Retail lending at Finansbank grew at the impressive rate of around 65% to TRY 7.1 billion at the end of December 2007, reaching a 7.5% market share. Mortgage lending posted a particularly strong performance, growing by 64% y-o-y to TRY3.3 billion, thus giving Finansbank almost 11% of the mortgage market and further consolidating its fourth place in the Turkish market. Similar strong growth was posted in the crucial credit card segment, in which Finansbank holds a 9.4% market share, increasing its share by 2 percentage points and earning 4th place among Turkish banks.

Business lending posted annual growth of 29%, reaching TRY10.9 billion and placing Finansbank’s market share at 5.6%.

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The rapid growth in lending, however, did not adversely affect the quality of the loan book, as the NPL ratio stood at just 2.3%, among the lowest levels in the Turkish market.

Deposits in the local currency continued to perform well, rising 46% y-o-y to TRY6.2 billion, underscoring the enhanced confidence that Finansbank enjoys among its wider customer base and the bank’s ability to attract stable funding sources in the local market.

SE Europe: dynamic and profitable growth continues unabated

In December 2007, the Group’s presence in SE Europe totalled 655 branches (120 units have been added since 2006) and over 8.500 staff.

Total lending in the Group’s SE European operations grew 61% y-o-y to €6.8 billion, enhancing the Group’s overall market share by 100 bps to 8.5%. Retail lending posted growth of 68% y-o-y to €2.7 billion, while similar performance was reported by business lending (€4.1 billion in 2007), up 57% on an annual basis.

This growth has not had any adverse impact on the quality of the loan book, as the NPL ratio stands at just 4.3% and the loan coverage ratio at 85%.

Dynamic expansion in the countries of SE Europe drove the profitability of the Group’s units in the region to impressive levels. Net profit in 2007 amounted to €155 million, up 41% y-o-y.

Organic integration of international subsidiaries

The integration programme - a key strategic priority in the Group’s 2007-09 business plan - achieved solid results in its first year. More specifically:

•                  The integration of Finansbank was completed within the year, achieving organisational and policy alignment in all core functions. Cross-border lending generated €6 million synergies in 2007. Effective integration was confirmed with the appointment of Finansbank Group’s CEO to the NBG Group Executive Committee to oversee international activities.

•                  In Serbia, the merger of NBG Serbia with Vojvodjanska Banka was completed successfully and transformation projects are progressing well, with a focus on the development of the new IT system, refurbishment of branches and centralisation of operations.

•                  The Group operating model started delivering results in 2007. Economies of scale amounting to €10 million were achieved in new global and local procurement negotiations, while the consolidation of IT infrastructure for SEE and the outsourcing of credit card processing at Group level are underway.

The increased focus on functional integration is reflected in the new Group organisation, in which distribution is localised to cater to market needs, but is now represented directly at the Group Executive Committee, while core functions are integrated to enhance control and improve efficiency.

Significant events after the balance sheet date

On 3 January 2008, the General Meetings of the Shareholders of Vojvodjanska Bank and NBG A.D. Belgrade approved the merger of the two banks through the absorption of the second by the first.  The merger was approved by the Central Bank of Serbia on 5 February 2008 and was completed on 14 February 2008.

On 10 January 2008, the Board of Directors of the Athens Stock Exchange (ATHEX) approved for trading the 1,561,242 new common shares of the Bank derived from the exercised stock options.  Following the approval of the ATHEX, the Board of Directors of the Bank determined that effective 17 January 2008 onwards the said shares are traded in ATHEX.

Risk management

The Group operates in a fast growing and changing environment and acknowledges its exposure to banking risks as well as the need for effective risk management.  Risk management and control forms an integral part of the Group’s commitment to providing continuous and high quality returns to its shareholders.

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To this effect, the risk management function was enhanced with the establishment and incorporation of three credit control units, and also the reform of the Group risk governance rules.  As a result, the Group laid the foundation for the improvement of communication and the consistent management of risk issues across all Group activities.

At the same time, and consistently with its established Risk Strategy, the Group proceeded steadily to the implementation of the “Basel II” programme, targeting both the compliance with the new capital adequacy regulatory requirements and the further enhancement of risk and capital management capacity.  The “Basel II” programme currently consists of 216 projects, of which 159 concern NBG financial sector subsidiaries, which are being implemented without material deviation from the relevant time-schedule.

Credit risk

The Group pays particular attention to implementing the highest standards of credit risk management and control.  Credit risk arises from an obligor’s (or group of obligors) failure to meet the terms of any contract established with NBG or an NBG subsidiary.  The Group employs for all facilities credit risk rating and measurement systems, specifically designed to meet the particular characteristics of its various loan exposures (e.g. NBG Corporate Risk Rating Model for the corporate portfolio, internally developed application and behavioural scorecards for the retail portfolio, etc.).  The objective of such credit risk rating systems is to appropriately classify an obligor to a particular credit rating class and estimate the parameters of expected and unexpected loss, with the ultimate goal of protecting the profitability and the capital base of the Group.  Active credit risk management is achieved through:

•                  The application of appropriate limits for exposures to a particular obligor, a group of associated obligors, obligors that belong in the same economic sector, etc.;

•                  The use of credit risk mitigation techniques (such as collateral and guarantees);

•                  The risk adjusted pricing of products and services;

•                  The participation of Risk Management in the credit decision process.

Market risk

To effectively measure market risk, the risk of loss attributed to adverse changes in market driven factors such as foreign exchange rates, interest rates, equity prices and prices of derivative products, the Group applies Value at Risk (VaR) models to all Trading and Available For Sale (AFS) positions in all currencies.  The Group established a framework of VaR limits in order to control and efficiently manage the assumed market risks, capturing both individual risk factors (interest rates, foreign exchange rates, equity price risk) and the total level of market risk exposure.

To assess the robustness of its internal market risk models, the Group applies appropriate back-testing techniques while, in order to measure the impact of exceptional market events, the Group implements a stress testing programme on a weekly and monthly basis.

Operational risk

During 2007, in accordance with the established policies and methodologies and within the scheduled time frame, the Bank implemented the first cycle of its integrated operational risk management framework, which encompassed the following processes:

•                  Risk and Control Self Assessment, through which the operational risks inherent in the activities were identified and assessed by the competent risk owners;

•                  Determination of action plans for mitigating the major operational risks identified;

•                  Loss data Collection and development of a respective database;

•                  Operational Risk reports generation, aiming to facilitate the operational risk management decision-making process at all hierarchy levels;

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At the same time, the gradual implementation of the above-mentioned framework to the banking subsidiaries abroad has been initiated.  The first phase of the gradual implementation involves/addreses the appropriate customisation of the framework so as to meet the objective of a uniform approach to operational risk management across all Group activities, taking also into account the specific features of the local business environment as well as local regulatory requirements.

Interest rate risk in the banking book and liquidity risk

The Group systematically measures and manages the interest rate risk arising from its banking book items as well as liquidity risk, through:

•                  The analysis of repricing and liquidity gaps arising from its balance sheet structure;

•                  The measurement of economic value of equity and net interest income sensitivity under normal and exceptional changes in interest rates;

•                  The broadening and diversification of its liquidity sources;

•                  The maintenance of adequate stock of liquid assets;

•                  The establishment of relevant limits.

Capital adequacy

The Group manages actively its capital base by taking advantage of all current means for raising capital, with the objective of sustaining a high level of capital adequacy and, simultaneously, lowering the weighted average cost of capital.  In this framework, the Group has issued hybrid capital instruments, eligible for inclusion in its regulatory capital base.  The Total and Tier I Capital Adequacy Ratios on 31.12.2007 stood at 9.2% and 10.2% respectively, significantly higher than the minimum regulatory limits of 8% and 4%, respectively.

Corporate governance

NBG adheres to all international and Greek rules for corporate governance at a Board of Directors level and has Audit, Human Resources and Corporate Governance Committees. In early 2007, the Group’s compliance with the Sarbanes-Oxley act for 2006 was attested, as required by the Securities and Exchange Commission (“SEC”) of the US and all necessary actions have been taken for compliance in fiscal year 2007 as well.

Dividend policy

The Bank’s net profit for the fiscal year 2007 has reached € 1,031,855 thousand.

After deducting the following:

•                  valuation gains from financial instruments of € 146,987 thousand. (Law 148/1967, article 3 as in force);

•                  income taxes of  € 77,118 thousand;

•                  other non-income taxes of € 4,091 thousand;

•                  prior years’ tax differences of the merged by absorption company National Management & Organization Co, paid in the current year of € 1,177 thousand;

the net profit remaining for distribution, according to Companies Act 2190/1920 art. 45 as in force in conjunction with Law. 148/1967 art. 3 as in force, for the year 2007 amounts to € 802,482 thousand.

After transferring € 32,919, according to C.A. 2190/1920 art. 45, as in force, for the formation of the statutory reserve and after deducting €103,784 thousand, which represent gains from the disposal of equity shares that were held for over a decade and represent a shareholding of over 20% (AGET Heracles), it is proposed to distribute a statutory and additional dividend of € 1.40 per share, as set out below:

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a)                                      from profits for the year ended 31.12.2007, a regular cash dividend, in accordance with Companies’ Act 2190/1920 art. 45 as in force in conjunction with Law 148/1967 art. 3 as in force, of  € 0.383 per share, i.e a total amount of € 182.587 thousand for a total number of shares with a right to dividends of 476.695.961.

b)                                     from taxed profits from prior years an additional dividend of € 1.017 per share i.e. an amount € 484.787 thousand for a total number of shares with a right to dividends of 476.695.961 and BOD emoluments as a percentage on profit of € 60 thousand, as well as staff bonuses of € 30.000 thousand.

c)                                      from the above, € 0.40 will be paid in cash while for the remaining € 1 the shareholder will have the option to receive it either in cash or in the form of a stock dividend.

For the Bank’s Board of Directors

Takis Arapoglou
Chairman and CEO

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Supplementary Report

To the Annual General Meeting of Shareholders

Of National Bank of Greece

pursuant to article 11a of Law 3371/2005

Pursuant to article 30 of Law 3461/106 A/30-5-2006 aligning national legislation with European Council Directive 2004/25/EC, article 11a was included in Law 3371/2005, which states that listed companies must submit a supplementary report to the General Meeting of Shareholders providing detailed information on specific issues. This Board of Directors’ report to the General Meeting of Shareholders contains the additional information required by article 11a of Law 3371/2005.

A) Share capital structure

NBG’s share capital amounts to €2,385,992,305 divided into 477,198,461 ordinary registered shares with voting rights, of a par value of €5.00 each NBG shares are listed for trading on the Athens Exchange (“ATHEX”).

NBG shareholders’ rights issuing from its share depend on the share capital portion that corresponds to the paid up value of their shares. Each share embodies all the rights and obligations provided for by law and the company’s Articles of Association. Specifically:

•                  The right to participate in and vote at the General Meeting of Shareholders;

•                  The right to a dividend from the Bank’s profit for the year ended, or from liquidation, which amounts to 35% of the net profit following allocation of statutory reserves and profits from sale of shares which have been held for at least ten years and represent a shareholding larger than 20% of the paid up share capital of a subsidiary company of the Bank, since the said distributable part of profits is larger than that resulting from implementation of Companies’ Act 2190/1920, art. 25, par. 2(b) currently in force.  In addition to the above, the net profit remaining from measurement of financial instruments at their fair value after deducting any losses resulting from such measurement is not taken into account for the calculation of the statutory dividend which is required by legislation currently in force.  This is annually distributed to shareholders as a statutory dividend, whereas the distribution of a supplementary dividend is subject to General Meeting resolution. Shareholders entitled to a dividend are those whose names appear in the Register of NBG’s Shareholders on the date the dividend beneficiaries are determined, and a dividend on each share owned by them is paid within 2 months of the date of the General Meeting of Shareholders that approved the Bank’s annual financial statements. The dividend payment method and place are announced in the press. After the lapse of five (5) years from the end of the year in which the General Meeting approved the dividend, the right to collect the dividend expires and the corresponding amount is forfeited in favor of the Greek state;

•                  The preemptive right to each share capital increase in cash and issue of new shares;

•                  The right to receive a copy of the Bank’s financial statements and of the chartered auditors’ report and the Board of Directors’ report;

•                  The General Meeting of Shareholders maintains all of its rights during liquidation proceedings (pursuant to Article 38 of the Bank’s Articles of Association);

Shareholders’ liability is limited to the nominal value of the shares owned by them.

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B) Restrictions on transfers of shares

Transfers of the Bank’s shares are carried out as prescribed by law and are not subject to any restrictions pursuant to the Bank’s Articles of Association.

C) Significant direct and indirect holdings as per PD 51/1992

There are no significant direct or indirect holdings as per PD 51/1992, i.e. of a direct or indirect participation percentage higher than 5% of the aggregate number of the Bank’s shares.

D) Shares with special control rights

There are no shares with special control rights.

E) Restrictions to voting rights

There are no restrictions on voting rights issuing from the shares pursuant to the Bank’s Articles of Association.

F) NBG Shareholders’ agreements

To the Bank’s knowledge there are no shareholders’ agreements pursuant to which restrictions apply to transfers of, or to the exercise of voting rights issuing from, the Bank’s shares.

G) Rules regarding the appointment and replacement of Board members and amendments to Articles of Association

The provisions of the Bank’s Articles of Association regarding the appointment and replacement of members of the Board of Directors and amendments to the Articles of Association are the same as the corresponding provisions of the Companies’ Act 2190/1920.

H) Board of Directors’ authority for the issue of new shares or the purchase of own shares

1) Pursuant to the provisions of Companies’ Act 2190/1920 Article 13 par. 1(b), by General Meeting resolution, subject to the publication requirements provided for under Companies’ Act 2190/1920 Article 7b, the Board of Directors can increase the Bank’s share capital through the issue of new shares by resolution adopted on a two-third-majority basis. In that case, pursuant to Article 5 of the Bank’s Articles of Association the Bank’s share capital may increase up to the amount of capital paid up as at the date the Board of Directors’ is authorized to do so by the General Meeting. The said authorization may be renewed, each time for a period of up to 5 years.

2) In accordance with Companies’ Act 2190/1920 Article 13 par. 13, pursuant to a General Meeting resolution a Stock Options Programme may be launched for the management and the staff in the form of options to acquire shares of the Bank as per the terms of the resolution. The General Meeting resolution determines the maximum number of shares to be issued if the beneficiaries’ stock options are exercised, which by law cannot exceed 1/10 of the Bank’s existing shares, as well as the purchase price and the terms of allocation of the shares to the beneficiaries.

Other details not provided for otherwise under the General Meeting resolution are determined by resolution of the Board of Directors, which provides for the issue of the stock option certificates, in December of each year issues the shares to the beneficiaries who have exercised their options, increasing the Bank’s share capital accordingly and certifying the said increase.

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On 22 June 2005, at the repeat General Meeting of the Shareholders, a stock options program (the Program A) was approved for the executive members of the Board of Directors (BoD), management and staff of the Group.  The Program shall last for five years and expires in 2010.  The Bank’s BoD may decide to grant the options one-off or in parts at any time at its discretion.  The maximum number of shares to issue under the Program shall be 3.5 million.  The strike price shall be within the range of € 5 per share to 70% of the average market price thereof within the time period from 1 January of the year the options are granted until the date they can be exercised.

On 1 June 2006, at the repeat General Meeting of the Shareholders, a second stock options program (the Program B) was approved for the executive members of the BoD, management and staff of the Group.  The program shall last for five years and expires in 2011.  The maximum number of shares to issue under this Program shall be 3.5 million.  The strike price shall be within a range of €5 per share to 70% of the average market price thereof within the time period from the date following the date of the General Meeting (i.e. June 1, 2006) until the date the options can be exercised.

On 28 June 2007, at the repeat General Meeting of the Shareholders, a third stock options program (the Program C) was approved for the executive members of the BoD, management and staff of the Group.  The Program shall last for eight years and expires in 2015.  The maximum number of shares to be issued under this Program is 12million.  The strike price shall be within a range of €5 per share to 85% of the average market price thereof from 1 January until 31 October of the year the options are granted.  The options are to be granted until 2010, and the maximum number of options that may be granted each year to the beneficiaries as a whole cannot exceed 1% of the total number of the Bank’s ordinary shares.

On 29 November 2006, the BoD approved the issue of 2,992,620 share options under the Program A.  The exercise price was set at €23.80 per share.  During the second option exercise period (3-10 December 2007) 1,104,192 options were exercised and the aggregate amount paid was €26,279,769.60.

On 1 November 2007, the BoD of the Bank approved the issue of a further 506.500 shares under Program A with the same vesting conditions and the same exercise price.  During the first option exercise period (3-10 December 2007) 53,475 options were exercised and the aggregate amount paid was €1,272,705.

On 1 November 2007, the BoD of the Bank also approved the issue of 2,984,100 shares under Program B.  The exercise price was set at €23.00 per share.  During the first option exercise period (3-10 December 2007) 403,575 options were exercised and the aggregate amount paid was €9,282,225.

Subsequently, at its meeting on 20 December 2007 the Board decided to increase the Bank’s share capital by €7,806,210 through the issue of 1,561,242 new registered voting shares of a par value of €5.00 each, and the amount of €29,028,489.60 was transferred and credited to the share premium account. As expressly provided for under Companies’ Act 2190/1920 Article 13 par. 13, the said share capital increase does not constitute an amendment to the Articles of Association.

3) In accordance Companies’ Act 2190/1920 Article 16 par. 5-9, pursuant to a General Meeting resolution, companies listed on the ATHEX may purchase up to 10% of their own shares (“treasury shares”) via ATHEX.  On 27 April 2006, the Annual General Meeting of the Bank’s shareholders, utilizing the said option afforded by law, approved a scheme to purchase up to 10% of the Bank’s own shares, from 2 May 2006 until 27 April 2007, at a purchase price of between €5 and €60, and on 25 May 2007 approved a program to purchase own shares, from 1 June 2007 to 24 May 2008, with the same characteristics as the previous program.

During the year ended 31.12.2007, the Bank and its subsidiary companies purchased as part of their investment activity 3,993,215 shares of the Bank with a nominal value of €19,966,075 representing 0.84% of the issued share capital and sold 4,378,385 shares of the Bank with a nominal value of €21,891,925

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representing 0.92% of the issued share capital.  As at 31.12.2007 the Bank held 502,500 own shares with a nominal value of €2,512,500 representing 0.11% of its share capital.

I) Significant agreements that come into effect, are modified or terminated in the event of a change in control following a public offering

There are no agreements that shall come into effect, be modified or terminated in the event of a change in control of the Bank following a public offering.

J) Agreements with Board members or officers of the Bank

In the case of the executive members of the Board of Directors and the highly ranked officers, the Bank reserves the right for groundless termination of their employment contracts by paying specific levels of compensation. The compensation may reflect the entitled salaries for the remaining period of the contract.

For the Bank’s Board of Directors

Takis Arapoglou
Chairman and CEO.

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National Bank of Greece S.A.

Group and Bank

Annual Financial Statements

31 December 2007

March 2008

Table of Contents

Auditor’s Report	4

Income Statement	5

Balance Sheet	6

Statement of Changes in Equity-Group	7

Statement of Changes in Equity-Bank	8

Cash Flow Statement	9

NOTE 1: General Information	10

NOTE 2: Summary of significant accounting policies	11

2.1 Basis of Preparation	11

2.2 Adoption of Inter, Financial Reporting Standards (IFRS)	11

2.3 Business combinations and consolidation	12

2.4 Foreign currency translation	13

2.5 Financial assets and liabilities at fair value through P&L	14

2.6 Derivative financial instruments and hedging	14

2.7 Investment Securities	15

2.8 Loans and receivables	16

2.9 Impairment losses on loans and advances	16

2.10 Renegotiated loans	17

2.11 Derecognition	17

2.12 Sale and repurchase agreements	17

2.13 Securities borrowing and lending	17

2.14 Regular way purchases and sales	17

2.15 Offsetting	18

2.16 Interest income and expense	18

2.17 Fee and commission income	18

2.18 Property and equipment	18

2.19 Investment property	18

2.20 Goodwill, software and other intangible assets	18

2.21 Insurance Operations	19

2.22 Leases	19

2.23 Cash and cash equivalents	20

2.24 Provisions	20

2.25 Financial guarantee contracts	20

2.26 Employee benefits	20

2.27 Income taxes	20

2.28 Borrowings	21

2.29 Share capital, treasury shares and other equity items	21

2.30 Segment reporting	21

2.31 Assets and liabilities held for sale and disc. operations	21

2.32 Government grants	21

2.33 Related party transactions	21

2.34 Fiduciary and trust activities	22

2.35 Earnings per share	22

NOTE 3: Critical judgments and estimates	23

NOTE 4: Financial Risk Management	25

4.1 Credit risk	25

4.2 Market Risk	32

4.3 Liquidity risk	39

4.4 Insurance risk	40

4.5 Capital adequacy and Credit ratings	43

4.6 Fair values of financial assets and liabilities	44

NOTE 5: Segment reporting	45

NOTE 6: Net interest income	49

NOTE 7: Net fee and commission income	49

NOTE 8: Net premia from insurance contracts	50

NOTE 9: Dividend income	50

NOTE 10: Net trading income and results from invest. securities	51

NOTE 11: Personnel expenses	51

NOTE 12: Retirement benefit obligations	53

NOTE 13: General, administrative & other operating expenses	56

NOTE 14: Impairment losses on loans and advances	56

NOTE 15: Tax expense	56

NOTE 16: Earnings per share	57

NOTE 17: Cash and balances with central banks	58

NOTE 18: Treasury bills and other eligible bills	58

NOTE 19: Due from banks	58

NOTE 20: Financial assets at fair value through P & L	59

Auditor’s Report

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of NATIONAL BANK OF GREECE S.A.

Report on the Financial Statements

We have audited the accompanying financial statements of National Bank of Greece S.A. (“the Bank”) and the consolidated financial statements of the Bank and its subsidiaries (“the Group”), which comprise the balance sheet as of 31 December 2007 and the income statement, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as these were adopted by the European Union. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the Greek Auditing Standards which are harmonised with the International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Bank and that of the Group as of 31 December 2007, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as these were adopted by the European Union.

Report on Other Legal and Regulatory Requirements

The Report of the Board of Directors, contains the information required by articles 43a paragraph 3, 107 paragraph 3 and 16 paragraph 9 of L2190/1920 and article 11a of L3371/2005 and its content is consistent with the accompanying financial statements.

Athens, 18 March 2008

The Certified Public Accountant

Nikolaos C. Sofianos

Reg. No. SOEL:  12231

Deloitte.

Hadjipavlou Sofianos & Cambanis S.A.

Assurance & Advisory

Services

250 – 254 Kifissias Avenue

GR_152 31 Halandri

Reg. No. SOEL: E 120

The notes on pages 10 to 84 form an integral part of these financial statements

Income Statement

		Group		Bank
		12 month period ended		12 month period ended
€ 000’s	Note	31.12.2007	31.12.2006	31.12.2007	31.12.2006
Continuing Operations
Interest & similar income		5.736.887	3.503.182	3.440.294	2.653.228
Interest expense & similar charges		(2.685.770)	(1.366.332)	(1.629.558)	(1.085.592)
Net interest income	6	3.051.117	2.136.850	1.810.736	1.567.636

Fee and commission income		859.255	595.289	341.326	314.059
Fee and commission expense		(86.730)	(58.029)	(23.408)	(65.207)
Net fee and commission income	7	772.525	537.260	317.918	248.852

Earned premia net of reinsurance		721.473	671.957	—	—
Net claims incurred		(628.322)	(565.537)	—	—
Earned premia net of claims and commissions	8	93.151	106.420	—	—

Dividend income	9	11.262	9.646	66.108	44.884
Net trading income and results from investment securities	10	479.901	141.256	309.401	160.590
Net other operating income		151.254	204.106	42.116	94.217
Total operating income		4.559.210	3.135.538	2.546.279	2.116.179

Personnel expenses	11&12	(1.423.558)	(1.048.535)	(880.008)	(729.831)
General, administrative & other operating expenses	13	(718.511)	(460.060)	(299.756)	(239.511)
Depreciation, amortisation & impairment charges of assets		(147.253)	(117.041)	(63.755)	(65.036)
Amortisation of intangible assets recognised on business combinations		(29.027)	(9.118)	—	—
Finance charge on put options of minority interests		(24.945)	(5.746)	(24.945)	(5.746)
Impairment losses on loans & advances	14	(330.197)	(267.197)	(245.960)	(235.987)
Share of profit of associates	25	17.210	40.462	—	—
Profit before tax period from continuing operations		1.902.929	1.268.303	1.031.855	840.068

Tax expense	15	(258.808)	(321.708)	(117.263)	(256.410)
Profit for the period from continuing operations		1.644.121	946.595	914.592	583.658

Discontinued operations
Net Profit for the period from discontinued operations	31	—	118.074	—	—
Profit for the period		1.644.121	1.064.669	914.592	583.658

Attributable to:
Minority interests	41	18.806	74.617	—	—
NBG equity shareholders		1.625.315	990.052	914.592	583.658

Earnings per share- Basic from continuing & discontinued operations	16	3,23	2,20	—	—
Earnings per share- Diluted from continuing & discontinued operations	16	3,22	2,20	—	—
Earnings per share- Basic from continuing operations	16	3,23	1,92	1,92	1,39
Earnings per share- Diluted from continuing operations	16	3,22	1,92	1,92	1,39

Athens, 18 March 2008

THE CHAIRMAN	THE VICE CHAIRMAN AND DEPUTY CHIEF	THE CHIEF FINANCIAL
AND CHIEF EXECUTIVE OFFICER	EXECUTIVE OFFICER	AND CHIEF OPERATING OFFICER	THE CHIEF ACCOUNTANT

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 10 to 84 form an integral part of these financial statements

Balance Sheet

		Group		Bank
€ 000’s	Note	31.12.2007	31.12.2006	31.12.2007	31.12.2006
ASSETS
Cash and balances with central banks	17	6.109.648	3.874.210	4.135.632	2.034.464
Treasury bills and other eligible bills	18	228.001	367.758	67.142	185.332
Due from banks (net)	19	3.689.849	4.781.215	4.318.696	4.539.923
Financial assets at fair value through P&L	20	12.139.287	12.684.410	10.981.488	12.283.625
Derivative financial instruments	21	394.904	371.074	331.206	204.690
Loans and advances to customers (net)	22	54.693.204	42.624.536	39.568.570	32.755.298
Investment securities	23	4.626.548	4.191.192	2.537.345	2.542.345
Investment property	24	153.628	123.373	160	186
Investments in subsidiaries		—	—	6.434.777	4.016.713
Investments in associates	25	73.586	272.780	21.492	237.836
Goodwill, software & other intangible assets	26	2.933.103	2.515.257	80.200	49.262
Property & equipment	27	1.936.815	2.041.938	955.572	1.091.931
Deferred tax assets	28	288.330	262.209	156.486	129.159
Insurance related assets and receivables	29	789.932	741.448	—	—
Current income tax advance		115.986	32.311	115.986	32.311
Other assets	30	2.097.474	1.524.848	1.354.198	1.041.994
Non current assets held for sale	31	115.279	—	—	—
Total assets		90.385.574	76.408.559	71.058.950	61.145.069

LIABILITIES
Due to banks	32	10.373.844	6.232.438	9.033.985	5.871.463
Derivative financial instruments	21	1.071.806	404.572	580.062	344.687
Due to customers	33	60.530.411	53.233.724	49.259.670	44.564.664
Debt securities in issue	34	2.289.735	822.696	—	—
Other borrowed funds	35	1.723.046	2.197.387	3.383.735	2.512.074
Insurance related reserves and liabilities	36	2.167.621	1.953.618	—	—
Deferred tax liabilities	28	247.473	100.918	133.731	79.108
Retirement benefit obligations	12	239.382	212.568	110.540	59.544
Current income tax liabilities		37.029	59.324	—	—
Other liabilities	37	3.156.757	2.358.410	2.021.306	1.594.981
Liabilities held for sale	31	6.535	—	—	—
Total liabilities		81.843.639	67.575.655	64.523.029	55.026.521

SHAREHOLDERS’ EQUITY
Share capital	39	2.385.992	2.376.436	2.385.992	2.376.436
Share premium account	39	2.292.753	2.263.725	2.292.753	2.263.725
Less: treasury shares	39	(21.601)	(26.826)	(21.601)	(4.490)
Reserves and retained earnings	40	1.813.276	1.983.890	1.878.777	1.482.877
Equity attributable to NBG shareholders		6.470.420	6.597.225	6.535.921	6.118.548

Minority Interest	41	507.889	610.554	—	—
Preferred securities	42	1.563.626	1.625.125	—	—
Total equity		8.541.935	8.832.904	6.535.921	6.118.548

Total equity and liabilities		90.385.574	76.408.559	71.058.950	61.145.069

Athens, 18 March 2008

THE CHAIRMAN	THE VICE CHAIRMAN AND DEPUTY CHIEF	THE CHIEF FINANCIAL
AND CHIEF EXECUTIVE OFFICER	EXECUTIVE OFFICER	AND CHIEF OPERATING OFFICER	THE CHIEF ACCOUNTANT

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 10 to 84 form an integral part of these financial statements

Statement of Changes in Equity- Group

	Attributable to equity holders of the parent company					Minority
€ 000’s	Share capital	Share premium	Treasury shares	Reserves & Retained earnings	Total	Interest & Preferred securities	Total
At 1 January 2006	1.696.347	—	(22.680)	1.450.163	3.123.830	1.192.578	4.316.408
Movement in the available for sale securities reserve, net of tax	—	—	—	(20.406)	(20.406)	5.874	(14.532)
Currency translation differences	—	—	—	17.146	17.146	(18.797)	(1.651)
Cash flow hedges	—	—	—	(8.140)	(8.140)	—	(8.140)
Profit/(loss) recognised directly in equity	—	—	—	(11.400)	(11.400)	(12.923)	(24.323)
Net profit/(loss) for the period	—	—	—	990.052	990.052	74.617	1.064.669
Total	—	—	—	978.652	978.652	61.694	1.040.346
Share capital increase	678.539	2.321.960	(7.042)	—	2.993.457	—	2.993.457
Share capital issue costs net of tax		(64.064)	—		(64.064)	—	(64.064)
Stock options exercised	1.550	5.829	—	—	7.379	—	7.379
Issue of preferred securities	—	—	—	(3.323)	(3.323)	559.909	556.586
Dividends to preferred securities	—	—	—	(70.905)	(70.905)	—	(70.905)
Dividends to ordinary shareholders	—	—	—	(338.558)	(338.558)	—	(338.558)
Share based payments	—	—	—	6.383	6.383	—	6.383
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—	(38.696)	(38.696)	421.498	382.802
Purchases/ disposals of treasury shares & preferred securities	—	—	2.896	174	3.070	—	3.070
Balance at 31 December 2006/ At 1 January 2007	2.376.436	2.263.725	(26.826)	1.983.890	6.597.225	2.235.679	8.832.904

Movement in the available for sale securities reserve, net of tax	—	—	—	(46.677)	(46.677)	(7.730)	(54.407)
Currency translation differences	—	—	—	267.347	267.347	(56.104)	211.243
Net investment hedges	—	—	—	(23.239)	(23.239)	—	(23.239)
Profit/(loss) recognised directly in equity	—	—	—	197.431	197.431	(63.834)	133.597
Net profit/(loss) for the period	—	—	—	1.625.315	1.625.315	18.806	1.644.121
Total	—	—	—	1.822.746	1.822.746	(45.028)	1.777.718
Share capital increase from capitalisation of reserves	1.750	—	—	(1.750)	—	—	—
Stock options exercised	7.806	29.028	—	—	36.834	—	36.834
Dividends to preferred securities	—	—	—	(91.655)	(91.655)	—	(91.655)
Dividends to ordinary shareholders	—	—	—	(474.608)	(474.608)	—	(474.608)
Share based payments	—	—	—	33.793	33.793	—	33.793
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	(202)	(1.473.600)	(1.473.802)	(119.136)	(1.592.938)
Purchases/ disposals of treasury shares & preferred securities	—	—	5.427	14.460	19.887	—	19.887
Balance at 31 December 2007	2.385.992	2.292.753	(21.601)	1.813.276	6.470.420	2.071.515	8.541.935

Detailed analysis of the changes in equity is presented in notes 39 to 42 of these financial statements

The notes on pages 10 to 84 form an integral part of these financial statements

Statement of Changes in Equity- Bank

€ 000’s	Share capital	Share premium	Treasury shares	Reserves & Retained earnings	Total
At 1 January 2006	1.696.347	—	(1.085)	1.277.227	2.972.489
Movement in the available for sale securities reserve, net of tax	—	—	—	(47.944)	(47.944)
Cash flow hedges (net of tax)	—	—	—	3.383	3.383
Currency translation differences	—	—	—	(596)	(596)
Profit/(loss) recognised directly in equity	—	—	—	(45.157)	(45.157)
Net profit/(loss) for the period	—	—	—	583.658	583.658
Total	—	—	—	538.501	538.501
Dividends to ordinary shareholders	—	—	—	(339.234)	(339.234)
Share based payments	—	—	—	6.383	6.383
Purchases/ disposals of treasury shares	—	—	(3.405)	—	(3.405)
Stock options exercised	1.550	5.829	—	—	7.379
Share capital increase	678.539	2.321.960	—	—	3.000.499
Share capital issue costs after taxes		(64.064)	—	—	(64.064)
Balance at 31 December 2006/ At 1 January 2007	2.376.436	2.263.725	(4.490)	1.482.877	6.118.548

Movement in the available for sale securities reserve, net of tax	—	—	—	(30.989)	(30.989)
Currency translation differences	—	—	—	551	551
Cash flow hedges (net of tax)	—	—	—	(3.383)	(3.383)
Profit/(loss) recognised directly in equity	—	—	—	(33.821)	(33.821)
Net profit/(loss) for the period	—	—	—	914.592	914.592
Total	—	—	—	880.771	880.771
Dividends to ordinary shareholders	—	—	—	(475.287)	(475.287)
Share based payments	—	—	—	33.793	33.793
Merger of subsidiaries (*)	—	—	(64)	(45.211)	(45.275)
Purchases/ disposals of treasury shares	—	—	(17.047)	3.584	(13.463)
Stock options exercised	7.806	29.028	—	—	36.834
Share capital increase	1.750	—	—	(1.750)	—
Balance at 31 December 2007	2.385.992	2.292.753	(21.601)	1.878.777	6.535.921

(*) On 25 January 2007 the Board of Directors of the Bank and National Management & Organization Co (“Ethnokarta”) decided the merger of the two companies through absorption of the latter by the Bank.

The notes on pages 10 to 84 form an integral part of these financial statements

Cash Flow Statement

€ 000’s	Note	31.12.2007	31.12.2006	31.12.2007	31.12.2006
Cash flows from operating activities
Profit for the period from continuing operations		1.644.121	946.595	914.592	583.658
Adjustments for:
Non-cash items included in profit and other adjustments:		435.044	275.592	184.542	136.420
Depreciation, amortisation & impairment on assets & invest. Property		176.280	126.159	63.755	65.036
Share based payment		33.793	6.383	33.793	6.383
Impairment losses / (recoveries) on investments		989	(2.538)	989	37.378
Amortization of premiums / discounts of investment securities		6.624	10.654	3.412	9.483
Provisions for credit and other risks		436.089	325.044	270.512	241.833
Equity income of associates		(17.210)	(40.462)	—	—
Finance charge on put options of minority interest		24.945	5.746	24.945	5.746
Deferred tax expense / (income)		52.528	36.492	41.145	12.991
Dividend income from investment securities		(9.062)	(7.182)	(65.383)	(43.289)
Net (profit) / loss on sale of fixed assets & investment property		(31.429)	(64.777)	(23.697)	(60.725)
Net (income) / expense on investment securities		(238.503)	(119.927)	(164.929)	(138.416)

Net (increase) / decrease in operating assets:		(190.692)	642.286	1.790.536	4.554
Net due from / to banks		4.133.065	3.673.323	2.895.444	1.251.645
Financial assets & liabilities at fair value through P&L		549.410	1.064.925	1.300.846	1.126.038
Acquisition of / Proceeds from sale of treasury bills and other eligible bills		172.511	(95.987)	99.247	(79.902)
Net derivative financial instruments		612.419	95.675	108.859	120.075
Net loans and advances to customers / due to customers		(5.142.529)	(3.870.538)	(2.420.050)	(2.312.889)
Other assets		(515.568)	(225.112)	(193.810)	(100.413)

Net increase / (decrease) in operating liabilities:		612.056	(51.957)	172.213	(368.245)
Income taxes paid		(185.782)	(294.538)	(56.507)	(244.161)
Other liabilities		797.838	242.581	228.720	(124.084)
Net cash flow from/(used in) operating activities from continuing operations		2.500.529	1.812.516	3.061.883	356.387
Net cash flow from/(used in) operating activities from discontinued operations		—	(2.268)	—	—

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired		(1.968.615)	(2.419.746)	(2.362.261)	(2.224.984)
Disposals of subsidiaries, net of cash disposed		1.595	358.455	302.893	54.942
Acquisitions of associates, net of cash		(2.511)	(5.072)	—	—
Disposals of associates, net of cash		320.139	1.825	321.632	—
Participation in share capital increase of subsidiaries		—	—	(86.141)	(62.502)
Dividends received from investment securities & associates		12.500	27.758	65.383	43.289
Purchases of fixed assets		(311.096)	(179.119)	(116.458)	(92.265)
Proceeds from sale of fixed assets		90.176	146.233	72.962	120.797
Purchases of investment property		(66)	(2.183)	13	216
Proceeds from sale of investment property		8.568	3.239	—	—
Purchases of investment securities		(14.671.610)	(8.216.444)	(1.403.633)	(2.088.786)
Proceeds from redemption and sale of investment securities		14.397.409	8.179.444	1.507.793	1.816.031
Net cash from / (used in) investing activities from continuing operations		(2.123.511)	(2.105.610)	(1.697.817)	(2.433.262)
Net cash from / (used in) investing activities from discontinued operations		—	286	—	—

Cash flows from financing activities
Share capital increase		36.834	3.000.836	36.834	3.007.878
Proceeds from borrowed funds and debt securities		4.486.213	1.664.557	1.621.661	488.023
Repayments of borrowed funds and debt securities		(3.508.663)	(2.581.049)	(750.000)	—
Issuance of preferred securities		—	559.905	—	—
Proceeds from sale of treasury shares		190.183	72.793	25.130	70
Repurchase of treasury shares		(169.497)	(68.725)	(38.593)	(3.475)
Dividends to ordinary shareholders		(474.608)	(338.558)	(475.287)	(339.234)
Dividends to preferred securities		(91.655)	(70.905)	—	—
Minority interest		379.469	(9.255)	—	—
Share capital issue costs		—	(87.782)	—	(83.035)
Net cash from / (used in) financing activities from continuing operations		848.276	2.141.817	419.745	3.070.227
Effect of foreign exchange rate changes on cash and cash equivalents		(3.855)	(30.521)	75.523	(27.240)
Net increase/(decrease) in cash and cash equivalents		1.221.439	1.816.220	1.859.334	966.112
Cash and cash equivalents at beginning of period		4.943.481	3.127.261	3.612.606	2.646.494
Adjustments in cash and cash equivalents at beginning of period due to mergers		—	—	(15.491)	—
Cash and cash equivalents at end of period	44	6.164.920	4.943.481	5.456.449	3.612.606

Notes to the Financial Statements

Group and Bank

NOTE 1: General Information

National Bank of Greece S.A. (hereinafter the “Bank”) was founded in 1841 and has been listed on the Athens Stock Exchange since 1880.  The Bank has further listings in the New York Stock Exchange (since 1999), and in European stock exchanges.  The Bank’s headquarters are located at 86 Eolou Street, Athens, Greece, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000, www.nbg.gr.  By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad.  In its 167 years of operation the Bank has expanded on its commercial banking business by entering into related business areas.  National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate at global level.  The Group operates primarily in Greece, but has also operations in UK, SE Europe, Cyprus, Egypt, South Africa and in Turkey since 2006.

The Board of Directors consists of the following members:

Executive Members
Efstratios (Takis) -Georgios A. Arapoglou	Chairman - Chief Executive Officer
Ioannis G. Pechlivanidis	Vice Chairman- Deputy Chief Executive Officer

Non-Executive Members
Achilleas D. Mylonopoulos	Employees’ representative
John P. Panagopoulos	Employees’ representative

Ioannis C. Yiannidis	Professor, University of Athens Law School & Legal Counsellor
George Z. Lanaras	Shipowner

Stefanos G. Pantzopoulos	Business Consultant, former Certified Auditor

Independent Non-Executive Members
H.E. the Metropolitan of Ioannina Theoklitos
Stefanos C. Vavalidis	Member of the Board of Directors, European Bank for Reconstruction & Development

Dimitrios A. Daskalopoulos	Chairman, Hellenic Federation of Enterprises
Nikolaos D. Efthymiou	Chairman, Association of Greek Ship-owners
Constantinos D. Pilarinos	Economist
Drakoulis K. Fountoukakos-Kyriakakos	Entrepreneur, Chairman, KEME of Hellenic Chamber of Commerce
Ploutarhos K. Sakellaris	Professor, University of Athens & Chairman, Council of Economic Advisors
George I. Mergos	Professor, University of Athens & Governor of IKA (Social Security Fund)

Directors are elected by the shareholders at their general meeting for a term of three years and may be re-elected.  The term of the above members expires in 2010 following their election by the shareholders’ general meeting on 25 May 2007.

These financial statements have been approved for issue by the Bank’s Board of Directors on 18 March 2008.

Notes to the Financial Statements

Group and Bank

NOTE 2: Summary of significant accounting policies

2.1 Basis of Preparation

The Consolidated Financial Statements of the Group and the separate Financial Statements of the Bank have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as endorsed by the E.U.  E.U.-endorsed IFRSs may differ from IFRSs as issued by the International Accounting Standards Board (“IASB”) if, at any point in time, new or amended IFRSs have not been endorsed by the EU.  At 31 December 2007, there were no unendorsed standards effective for the year ended 31 December 2007, which affect these Consolidated and Bank financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to the Bank or the Group.  Accordingly, NBG’s financial statements for the year ended 31 December 2007 are prepared in accordance with IFRSs as issued by the IASB.  The amounts are stated in Euro, rounded to the nearest thousand (unless otherwise stated).

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Use of available information and application of judgment are inherent in the formation of estimates in the following areas: valuation of OTC derivatives, unlisted securities, retirement benefits obligation, valuation of and recognition of the expense relating to stock options, insurance reserves, impairment of loans and receivables, liabilities from open tax years and contingencies from litigation.  Actual results in the future may differ from those reported.

The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.2 Adoption of International Financial Reporting Standards (IFRS).

New standards and interpretations effective in 2007.

• IFRS 7, “Financial Instruments: Disclosures”, and a complementary amendment to IAS 1, “Presentation of Financial Statements – Capital Disclosures” (effective from 1 January 2007).  IFRS 7 introduces new disclosures to improve the information about financial instruments.  It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk.

It replaces IAS 30, “Disclosures in the Financial Statements of Banks and Similar Financial Institutions”, and disclosure requirements in IAS 32, “Financial Instruments: Disclosure and Presentation”.  It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital.  The disclosures in accordance with IFRS 7 and the amendment to IAS 1 are included in the Group and Bank Financial Statements.

• IFRIC 8, “Scope of IFRS 2” (effective for annual periods beginning on or after 1 May 2006).  IFRIC 8 clarifies that IFRS 2 “Share based payments” will apply to any arrangement when equity instruments are granted or liabilities are incurred by the entity, when the identifiable consideration appears to be less than the fair value of the instruments given.  It presumes that such cases are an indication that other consideration has been or will be received.  The Group applies this IFRIC from 1 January 2007 and it did not have a significant impact on the Consolidated and Bank financial statements.

• IFRIC 9, “Reassessment of Embedded Derivatives” (effective for annual periods beginning on or after 1 June 2006).  IFRIC 9 requires an entity to assess whether a contract contains an embedded derivative at the date the entity first becomes a party to the contract and prohibits reassessment unless there is a change to the contract that significantly modifies the cash flows. The Group applies this IFRIC from 1 January 2007 and it did not have a significant impact on the Consolidated and Bank financial statements.

• IFRIC 10, “Interim Financial Reporting and Impairment” (effective for annual periods beginning on or after 1 November 2006).  IFRIC 10 addresses an inconsistency between IAS 34 “Interim Financial Reporting” and the impairment relating to goodwill in IAS 36 “Impairment of Assets” and equity instruments classified as available for sale in IAS 39 “Financial Instruments: Recognition and Measurement”.

This interpretation states that the specific requirements of IAS 36 and IAS 39 take precedence over the general requirements of IAS 34 and therefore, any impairment loss recognised for these assets in an interim period may not be reversed in subsequent periods.  The Group applies this IFRIC from 1 January 2007 and it did not have a significant impact on the Consolidated and Bank financial statements.

New standards, amendments and interpretations to existing standards effective after 2007.

• IAS 23, “Borrowing costs” (Amendment) (effective from 1 January 2009).  It requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The Group will apply IAS 23 (Amended) from 1 January 2009 however management does not expect a significant impact on the Consolidated financial statements.

• IFRS 8, “Operating Segments” (effective from 1 January 2009). This standard changes the way the segment information is measured and disclosed and requires identification of operating segments on the basis of internal reports that are regularly reviewed by the entity’s chief operating decision maker in order to allocate resources to the segments and to assess performance.  The Group will apply this standard for the annual period beginning on 1 January 2009, however management does not expect a significant impact on the Consolidated financial statements.

• IAS 1 “Presentation of Financial Statements” (Amendment) (effective from 1 January 2009).  It requires information in financial statements to be aggregated on the basis of shared characteristics and to introduce a statement of comprehensive

Notes to the Financial Statements

Group and Bank

income.  The Group will apply this amendment for the annual period beginning on 1 January 2009.

• IFRS 3 “Business Combinations” and IAS 27 “Consolidated and Separate Financial Statements” (Amendment) (effective from 1 July 2009).  The amendments include:

•	a greater emphasis on the use of fair value;
•	focus on changes in control as a significant economic event;
•

introduce requirements to remeasure interests to fair value at the time when control is achieved or lost, and recognising directly in equity the impact of all transactions between controlling and non-controlling shareholders not involving a loss of control; and

•

focus on what is given to the vendor as consideration, rather than what is spent to achieve the acquisition. Transaction costs, changes in the value of contingent consideration, settlement of pre-existing contracts, share-based payments and similar items will generally be accounted for separately from business combinations and will generally affect profit or loss.

The Group is currently evaluating the impact of this amendment on the Consolidated and Bank financial statements.

• IFRS 2 “Share-based Payment” (Amendment) (effective from 1 January 2009). The amendment deals with two matters.  It clarifies that vesting conditions are service conditions and performance conditions only.  Other features of a share-based payment are not vesting conditions.  It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment.  The Group will apply this amendment for the annual period beginning on 1 January 2009, and is currently evaluating its impact on the Consolidated and Bank financial statements.

• IAS 32 “Financial Instruments: Presentation” and IAS 1 “Presentation of Financial Statements” (Amendment) (effective from 1 January 2009).  This amendment requires entities to classify the following types of financial instruments as equity, provided they have particular features and meet specific conditions:

•	puttable financial instruments (for example, some shares issued by co-operative entities)

•

instruments, or components of instruments, that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation (for example, some partnership interests and some shares issued by limited life entities).

The Group will apply this amendment for the annual period beginning on 1 January 2009, and is currently evaluating its impact on the Consolidated and Bank financial statements.

• IFRIC 11, “IFRS 2 – Group and Treasury Share Transactions” (effective for annual periods beginning on or after 1 March 2007).  This IFRIC requires arrangements whereby an employee is granted rights to an entity’s equity instruments to be accounted for as an equity-settled scheme by the entity even if the entity chooses or is required to buy those equity instruments (e.g. treasury shares) from another party, or the shareholder(s) of the entity provide the equity instruments required.

The Interpretation also extends to the way in which subsidiaries, in their separate financial statements, account for schemes when their employees receive rights to equity instruments of the parent. In particular, it prescribes that:

When the parent grants rights to equity instruments to the employees, they will be accounted for as equity settled scheme (as an equity contribution to the parent) when the parent accounts for it this way in the consolidated financial statements.  When employees transfer between subsidiaries, each entity recognises compensation expense based on the proportion of the total vesting period for which the employee has worked for that subsidiary, measured at the fair value at the original grant date by the parent.  When the subsidiary grants rights to equity instruments of its parent to its employees, it will be accounted for as a cash-settled scheme.

The Group will apply this IFRIC from 1 January 2008, however management does not expect this IFRIC to have a significant impact on the Consolidated and Bank financial statements.

• IFRIC 12, “Service Concession Arrangements” (effective for annual periods beginning on or after 1 January 2008).  The Group will apply this IFRIC from 1 January 2008.  Management does not expect this IFRIC to have a significant impact on the Consolidated and Bank financial statements.

• IFRIC 13, “Customer Loyalty Programmes” (effective for annual periods beginning on or after 1 July 2008).  IFRIC 13 addresses the accounting treatment by the entity that grants award credits to its customers as part of a sale transaction(s).  The Group will apply this IFRIC from 1 January 2008.  Management is currently evaluating its impact on the Consolidated and Bank financial statements.

• IFRIC 14 “IAS 19 - The limit on a defined benefit asset, minimum funding requirements and their interaction” (effective for annual periods beginning on or after 1 January 2008).  This interpretation addresses three issues:

•	when refunds or reductions in future contributions should be regarded as ‘available’ in the context of paragraph 58 of IAS 19 Employee Benefits;

•	how a minimum funding requirement might affect the availability of reductions in future contributions; and

•	when a minimum funding requirement might give rise to a liability.

The Group will apply this IFRIC from 1 January 2008.  Management is currently evaluating its impact on the Consolidated and Bank financial statements.

2.3 Business combinations and consolidation

Business combinations: All acquisitions are accounted for using the purchase method of accounting as set out in IFRS 3 from the date on which the Group effectively obtains control of the acquiree.  The Group has incorporated into its income statement the results of operations of the acquiree and has also recognised in the balance sheet the assets and the liabilities assumed and contingent liabilities of the acquiree as well as any goodwill arising on the acquisition.  Acquisitions are accounted for at cost, being the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the acquirer, in exchange for the control of the acquiree plus any costs directly attributable to the acquisition.  For the allocation of the cost of acquisition, all recognised assets and liabilities are measured at their fair values as at the date of acquisition and any minority interests are stated at the minority’s

Notes to the Financial Statements

Group and Bank

proportion of the fair values of the assets and liabilities recognised in accordance with IFRS 3.

The consolidated financial statements combine the financial statements of the Bank and all its subsidiaries, including certain special purpose entities where appropriate.

Business combinations achieved in stages: When the Group obtains control over a subsidiary in successive share purchases i.e. “step acquisition”, each significant transaction is accounted for separately and the identifiable assets, liabilities and contingent liabilities acquired are stated at their fair value at the acquisition date which is the date when the control is obtained.

Goodwill is calculated separately for each exchange transaction, based on the cost of each exchange transaction, and the appropriate share of the acquiree’s net assets based on net fair values at the time of each exchange transaction.  Any adjustment to fair values related to previously held interests (including but not limited to interests which were equity accounted under IAS 28 Investments in associates) is a revaluation, which is accounted for as an adjustment directly in equity.  Such a revaluation does not indicate that a policy of revaluation within the meaning of IAS 16 has been adopted.

As with an acquisition achieved in a single transaction, minority interest is measured at the minority’s proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities.

Further acquisition after control is obtained: Changes in the parent’s ownership interest in a subsidiary after control is obtained that do not result in a loss of control are accounted for as transactions between equity holders in their capacity as equity holders.  No gain or loss is recognised in income statement on such changes.  The carrying amount of the minority interest is adjusted to reflect the change in the parent’s interest in the subsidiary’s net assets.  Any difference between the amount by which the minority interest is so adjusted and the fair value of the consideration paid or received, if any, is recognised directly in equity and attributed to equity holders of the parent.  Legal mergers between entities under common control are also accounted for using the above method.  The effective date of such transactions is considered the merger date.

Put options on minority interests: The Group occasionally enters into arrangements as part of a business combination whereby the Group is committed to acquire the shares held by the minority interest in a subsidiary or whereby a minority interest holder can put its shares to the Group.

The Group applies IAS 32.23, which requires that the commitment or put option is accounted for as a liability in the consolidated financial statements.  The recognition of the liability results in accounting as if the Group has already acquired the shares subject to such arrangements.  Therefore, no minority interest is recognised for reporting purposes in relation to the shares that are subject to the commitment or the put option.  The liability is measured at fair value, using valuation techniques based on best estimates available to the management of the Group.  The difference (if any), between the fair value of the liability and the legal minority interest’s share of net assets is recognised as part of the goodwill.  Subsequent changes to the valuation of the put option will be recorded as changes to the liability and to goodwill, without any direct impact on the consolidated income statement.

Subsidiaries: Subsidiaries are those entities in which the Group directly or indirectly, has an interest of more than one half of the voting rights or otherwise has the power to exercise control over their financial and operating policies.  Subsidiaries are fully consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date that control ceases.  All intra-group transactions, balances and unrealised gains on transactions between Group companies are eliminated on consolidation.  Unrealised losses are also eliminated but considered as an impairment indicator of the asset transferred.  Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

Associates: Associates are entities over which the Group has between 20% and 50% of the voting rights, and over which the Group exercises significant influence, but which it does not control.  Investments in associates are accounted for by applying the equity method of accounting.  Impairment charges are recognised for other than temporary declines in value.

Under the equity method of accounting, the investment is initially recorded at cost.  Goodwill arising on the acquisition of an associate is included in the carrying amount of the investment (net of any accumulated impairment loss).  The carrying amount of the investment is increased or decreased by the proportionate share of the associate’s post-acquisition profits or losses (recognised in the Group profit or loss) and movements in reserves (recognised in reserves).  Dividends received from the associate during the year reduce the carrying value of the investment.  Investments in associates for which significant influence is intended to be temporary because such investments are acquired and held exclusively with a view to their subsequent disposal within twelve months from their acquisition, are recorded as assets held for sale. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associate.  Unrealised losses are also eliminated but considered as an impairment indicator of the asset transferred. Where necessary, the associate’s financial statements used in applying the equity method are adjusted to ensure consistency with the accounting policies adopted by the Group.

Joint ventures: The group’s interests in jointly controlled entities are accounted for by applying the equity method of accounting (see above).

2.4 Foreign currency translation

Items included in the financial statements of each entity of the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (“the functional currency”).  The consolidated financial statements of the Group are presented in thousands of Euro (€), which is the functional currency of the Bank.

Foreign currency transactions are translated into the functional currency at the exchange rates prevailing at the dates of the transactions.  Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.  Translation differences on debt securities and other monetary financial assets

Notes to the Financial Statements

Group and Bank

re-measured at fair value are included in foreign exchange gains and losses.  Translation differences on non-monetary financial assets are a component of the change in their fair value.  Depending on the classification of a non-monetary financial asset, translation differences are either recognised in the income statement (applicable for example for equity securities held for trading), or within shareholders’ equity, if non-monetary financial assets are classified as available for sale investment securities.

When preparing the financial statements, assets and liabilities of foreign entities are translated at the exchange rates prevailing at the balance sheet date, while income and expense items are translated at average rates for the period.  Differences resulting from the use of closing and average exchange rates and from revaluing a foreign entity’s opening net asset balance at closing rate are recognised directly in foreign currency translation reserve within shareholders’ equity.

When a monetary item forms part of a reporting entity’s net investment in a foreign operation and is denominated in a currency other than the functional currency of either the reporting entity or the foreign operation, the exchange differences that arise in the individual financial statements of both companies are reclassified to equity upon consolidation.  When a foreign entity is sold, such translation differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.5 Financial assets and liabilities at fair value through profit and loss

This category has the following two sub-categories:

a) Trading securities

Trading securities are securities, which are either acquired for generating a profit from short-term fluctuations in price or dealer’s margin, or are securities included in a portfolio in which a pattern of short-term profit making exists.  Derivatives are also categorised as held for trading unless they are designated as hedging instruments.

Trading securities held are not reclassified out of the respective category.  Respectively, investment securities are not reclassified into the trading securities category while they are held.

Trading securities may also include securities sold under sale and repurchase agreements (see below).

b) Financial assets and liabilities designated at fair value through profit or loss

The Group designates at initial recognition financial assets or liabilities as at fair value through profit or loss when:

(i)

Doing so eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as “an accounting mismatch”) that would otherwise arise if the related derivatives were treated as held for trading and the underlying financial instruments were carried at amortised cost for such as loans and advances to customers or banks and debt securities in issue;

(ii)

A group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to key management personnel, for example the board of directors and chief executive officer.

(iii)

The financial instruments contain one or more embedded derivatives that significantly modify the cash flows resulting from those financial instruments and would have to be separated if not in this category.

The fair value designation, once made, is irrevocable.

Measurement

Financial assets and liabilities at fair value through profit or loss (both trading and designated) are initially recognised at fair value and subsequently re-measured at fair value.  The determination of fair values is based on quoted market prices, dealer price quotation and pricing models, as appropriate.

Gains and losses realised on disposal or redemption and unrealised gains and losses from changes in the fair value are included in net trading income.

Dividend income is recognised when the right to receive payment is established.  This is the ex-dividend date for equity securities and are separately reported and included in dividend income.

The amount of change during the period, and cumulatively, in the fair values of designated financial liabilities and loans and advances that is attributable to changes in their credit risk is determined as the amount of change in the fair value that is not attributable to changes in market conditions that give rise to market risk.

Recognition of deferred Day 1 Profit and Loss

When the fair value is determined using valuation models for which not all inputs are market observable prices or rates, the Group initially recognises a financial instrument at the transaction price, which is the best indicator of fair value, although the value obtained from the relevant valuation model may differ.  Such a difference between the transaction price and the model value is commonly referred to as “Day 1 profit and loss”.  The Group does not recognise that initial difference, immediately in profit and loss.

The timing of recognition of deferred day one profit and loss is determined individually.  Deferred Day 1 profit and loss is amortised over the life of the transaction, deferred until fair value can be determined using market observable inputs, or realised through settlement.  In all instances, any unrecognised Day 1 profit and loss is immediately released to income statement if fair value of the financial instrument in question can be determined either by using market observable model inputs or by reference to a quoted price for the same product in an active market.

After entering into a transaction, the Group measures the financial instrument at fair value, adjusted for the deferred Day 1 profit and loss.  Subsequent changes in fair value are recognised immediately in the income statement without reversal of deferred Day 1 profits and losses.

2.6 Derivative financial instruments and hedging

Derivative financial instruments including foreign exchange contracts, forward rate agreements, currency and interest rate

Notes to the Financial Statements

Group and Bank

swaps, interest rate futures, currency and interest rate options (both written and purchased) and other derivative financial instruments are initially recognised in the balance sheet at fair value and subsequently are re-measured at their fair value. Derivatives are presented in assets when favourable to the Group and in liabilities when unfavourable to the Group.  Fair values are obtained from quoted market prices, dealer price quotations, discounted cash flow models and options pricing models, as appropriate.  Where the Group enters into derivative instruments used for trading purposes, realised and unrealised gains and losses are recognised in the income statement.

A derivative may be embedded in another financial instrument, known as “host contract”.  In such cases, the derivative instrument is separated from the host contract and treated as a separate derivative, provided that its risks and economic characteristics are not closely related to those of the host contract, the embedded derivative actually meets the definition of a derivative and the host contract is not carried at fair value with unrealised gains and losses reported in the income statement.

Certain derivative instruments transacted as effective economic hedges under the Group’s risk management positions, do not qualify for hedge accounting under the specific rules of IAS 39 and are therefore treated in the same way as derivative instruments held for trading purposes, i.e. fair value gains and losses are recognised in trading income.

The Group also uses derivative instruments as part of its asset and liability management activities to manage exposures to interest rate, foreign currency and credit risks, including exposures arising from forecast transactions.  The Group applies either fair value or cash flow hedge accounting when transactions meet the specified criteria to obtain hedge accounting treatment.  The Group’s criteria for a derivative instrument to be accounted for as a hedge include:

•	at inception of the hedge, there is formal designation and documentation of the hedging instrument, hedged item, hedging objective, strategy and relationship;

•

the hedge is documented showing that it is expected to be highly effective in offsetting the risk in the hedged item throughout the hedging period.  A hedge is considered to be highly effective when the Group achieves offsetting changes in fair value between 80 percent and 125 percent for the risk being hedged; and

•	the hedge is highly effective on an ongoing basis.

2.6.1 Fair value hedges

For qualifying fair value hedges, the change in fair value of the hedging derivative is recognised in the income statement along with the corresponding change in the fair value of the hedged item that is attributable to that specific hedged risk.  If the hedge relationship no longer meets the criteria for hedge accounting, for reasons other than the de-recognition of the hedged item, or the hedging designation is revoked, the cumulative adjustment to the carrying amount of the hedged item, is, in the case of interest bearing financial instruments, amortised to the income statement over the remaining term of the original hedge, while for non-interest bearing instruments that amount is immediately recognised in the income statement.  If the hedged item has been derecognised, e.g. sold or repaid, the unamortized fair value adjustment is recognised immediately in the income statement.

2.6.2 Cash flow hedges

Fair value gains or losses associated with the effective portion of a derivative designated as a cash flow hedge are recognised initially in shareholders’ equity.  When the cash flows that the derivative is hedging (including cash flows from transactions that were only forecast when the derivative hedge was effected) materialize, resulting in income or expense, then the associated gain or loss on the hedging derivative is simultaneously transferred from shareholders’ equity to corresponding income or expense line item.

If a cash flow hedge for a forecast transaction is deemed to be no longer effective, or the hedge relationship is terminated, the cumulative gain or loss on the hedging derivative previously reported in shareholders’ equity remains in shareholders’ equity until the committed or forecast transaction occurs, at which point it is transferred from shareholders’ equity to the income statement.

The foreign currency risk of a highly probable forecast intragroup transaction may qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect consolidated profit or loss.

Notwithstanding the above, transactions entered into before the date of transition to IFRS, shall not be retrospectively designated as hedges.

2.6.3 Net investment hedge

Hedges of net investments in foreign operations are accounted for in a similar way to cash flow hedges.  A gain or loss on the effective portion of the hedging instrument is recognized in equity; a gain or loss on the ineffective portion is recognized immediately in the income statement.  Gains and losses accumulated in equity are included in the income statement on the disposal of the foreign operation.

2.6.4 Hedge effectiveness testing

To qualify for hedge accounting, the Group requires that at the inception of the hedge and throughout its life, each hedge must be expected to be highly effective (prospective test), and demonstrate actual effectiveness (retrospective test) on an ongoing basis.

The documentation of each hedging relationship sets out how effective the hedge is assessed.  The method the Group adopts for assessing hedge effectiveness will depend on its risk management strategy.

Hedge ineffectiveness is recognized in the income statement.

2.7 Investment Securities

Investment securities are classified as either available for sale or held to maturity investment securities based on management intention on purchase date.  Investment securities are recognised on the trade date, which is the date that the Group commits to purchase or sell the asset.  All other purchases and sales, which do not fall within market convention are recognised as derivative forward transactions until settlement.

Notes to the Financial Statements

Group and Bank

Available for sale investment securities are initially recognised at fair value (including transaction costs) and subsequently re-measured at fair value based on quoted bid prices in active markets, dealer price quotations or discounted expected cash flows.  Fair values for unquoted equity investments are determined by applying recognised valuation techniques such as price/earnings or price/cash flow ratios, refined to reflect the specific circumstances of the issuer.  Unrealised gains and losses arising from changes in the fair value of available for sale investment securities are reported in shareholders’ equity, net of taxes (where applicable), until such investment is sold, collected or otherwise disposed of, or until such investment is determined to be impaired.

Available for sale investment securities may be sold in response to needs for liquidity or changes in interest rates, foreign exchange rates or equity prices.  When an available for sale investment security is disposed of or impaired, the accumulated unrealised gain or loss included in shareholders’ equity is transferred to the income statement for the period and reported as gains / losses from investment securities.  Gains and losses on disposal are determined using the moving average cost method.

Held to maturity investment securities consist of securities with fixed or determinable payments, which the management has the positive intend and ability to hold to maturity.  Held to maturity investment securities are carried at amortised cost using the effective interest rate method, less any provision for impairment. Amortised cost is calculated by taking into account any fees, points paid or received, transaction costs and any discount or premium on acquisition.

Impairment: The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired.

In the case of equity investments classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired.  If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in the income statement.  Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.  If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss is reversed through the income statement.

The amount of the impairment loss for financial assets carried at amortised cost is calculated as the difference between the asset’s carrying amount and the present value of expected future cash flows discounted at the financial instrument’s original effective interest rate.

Interest earned while holding investment securities is reported as interest income.

Dividend income is recognised when the right to receive payment is established (the ex-dividend date) for equity securities and is separately reported and included in dividend income.

2.8 Loans and receivables

Loans originated by the Group include loans where money is provided directly to the borrower, other than those that are originated with the intent to be sold (if any), in which case they are recorded as assets at fair value through profit and loss or available for sale investment securities.

Loans originated by the Group are recognised when cash is advanced to borrowers.  They are initially recorded at fair value including any transaction costs, and are subsequently valued at amortised cost using the effective interest rate method.

Interest on loans originated by the Group is included in interest income and is recognised on an accrual basis.  Fees and direct costs relating to a loan origination, financing or restructuring and to loan commitments are treated as part of the cost of the transaction and are deferred and amortised to interest income over the life of the loan using the effective interest rate method.

2.9 Impairment losses on loans and advances

A credit risk provision for loan impairment is established if there is objective evidence that the Group will be unable to collect all amounts due on a claim according to the original contractual terms.  A “claim” means a loan, a commitment such as a letter of credit, guarantee or commitment to extent credit.

A provision for loan impairment is reported as a reduction of the carrying amount of a claim on the balance sheet, whereas for an off-balance sheet item such as a commitment, a provision for impairment loss is reported in other liabilities.  Additions to provisions for loans impairment are made through impairment losses on loans and advances in the income statement.

The Group assesses whether objective evidence of impairment exists for loans that are considered individually significant and collectively for loans that are not considered individually significant.

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the loans’ carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at a) the loan’s original effective interest rate, if the loan bears a fixed interest rate, or b) current effective interest rate, if the loan bears a variable interest rate.

The calculation of the present value of the estimated future cash flows of a collateralised loan reflects the cash flows that may result from obtaining and selling the collateral, whether or not foreclosure is probable.

For the purposes of a collective evaluation of impairment, loans are grouped on the basis of similar credit risk characteristics.  Corporate loans are grouped based on days in arrears, product type, economic sector, size of business, collateral type and other relevant credit risk characteristics.  Mortgages and retail loans are also grouped based on days in arrears or product type.  Those characteristics are relevant to the estimation of future cash flows for pools of loans by being indicative of the debtors’ ability to pay all amounts due and together with historical loss experience for loans with credit risk characteristics similar to those in the pool

Notes to the Financial Statements

Group and Bank

form the foundation of the loan loss allowance computation. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects and conditions in the historical period that do not exist currently.

In the case of loans to borrowers in countries where there is an increased risk of difficulties in servicing external debt, an assessment of the political and economic situation is made, and additional country risk provisions are established if necessary.

All impaired loans are reviewed and analysed at least annually and any subsequent changes to the amounts and timing of the expected future cash flows compared with the prior estimates result in a change in the provision for loans impairment and are charged or credited to impairment losses on loans and advances. The methodology and assumptions used in estimating future cash flows are reviewed regularly by the Group to reduce any differences between loss estimates and actual loss experience.

Subject to compliance with tax laws in each jurisdiction, a loan, which is deemed to be uncollectible or forgiven, is written off against the related provision for loans impairment.  Subsequent recoveries are credited to impairment losses on loans and advances in the income statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the previously recognised impairment loss is reversed by adjusting the allowance account.  The amount of the reversal is recognised in the income statement’ s part of impairment losses on loans and advances.

2.10 Renegotiated loans

Once the terms of a loan have been renegotiated, the loan is no longer considered past due.  The Group continuously reviews renegotiated loans to ensure that all criteria are met and that future payments are likely to occur.  The loans continue to be subject to individual or collective impairment assessment, calculated using the loan’s original effective interest rate.

2.11 Derecognition

Financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised when:

•             the rights to receive cash flows from the asset have expired;

•             the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a ‘pass through’ arrangement; or

•             the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group’s continuing involvement in the asset.  Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in profit or loss.

2.12 Sale and repurchase agreements

Securities sold subject to a commitment to repurchase them at a predetermined price (‘Repos’) are retained on the balance sheet as trading or investment securities and the counterparty liability is included in amounts due to banks, due to customers or other deposits, as appropriate. Securities purchased under agreement to resell (‘Reversed Repos’) are recorded as due from other banks or loans and advances to customers, as appropriate.  The difference between sale and repurchase price is treated as interest and accrued over the life of Repos (or Reverse Repos) agreement using the effective interest rate method.

2.13 Securities borrowing and lending

Securities borrowed and securities lent are recorded at the amount of cash collateral advanced or received, plus accrued interest.  Securities borrowed and securities received as collateral under securities lending transactions are not recognised in the financial statements unless control of the contractual rights that comprise these securities transferred is gained or sold to third parties, in which case the purchase and sale are recorded with the gain or loss included in trading income.  The obligation to return them is recorded at fair value as a trading liability.

Respectively, securities lent and securities provided as collateral under securities borrowing transactions are not derecognised from the financial statements unless control of the contractual rights that comprise these securities transferred is relinquished.The Group monitors the market value of the securities borrowed and lent on a regular basis and provides or requests additional collateral in accordance with the underlying agreements.  Fees and interest received or paid are recorded as interest income or interest expense, on an accrual basis.

2.14 Regular way purchases and sales

“Regular way” purchases and sales of financial assets and liabilities (that is, those that require delivery within the time frame established by regulation or market convention) are recognised on the settlement date apart from trading and investment securities and derivative financial instruments, which are recognised on the trade date, which is the date that the Group commits to purchase or sell the asset.  Other purchases and sales of trading securities are treated as derivatives until settlement occurs.

Notes to the Financial Statements

Group and Bank

2.15 Offsetting

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to realize the asset and settle the liability simultaneously or on a net basis.

2.16 Interest income and expense

Interest income and expense are recognised in the income statement for all interest bearing instruments using the effective interest rate method.  Interest income includes coupons earned on fixed income investment and trading securities and accrued discount and premium on treasury bills and other instruments.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

2.17 Fee and commission income

Fees and commissions are generally recognised on an accrual basis over the period the service is provided.  Commissions and fees arising from negotiating, or participating in the negotiation of a transaction for a third party, such as acquisition of loans, equity shares or other securities or the purchase or sale of businesses, are recognised upon completion of the underlying transaction.

2.18 Property and equipment

Property and equipment include land and buildings, leasehold improvements and transportation and other equipment, held by the Group for use in the supply of services or for administrative purposes.  Property and equipment are initially recorded at cost, which includes all costs that are required to bring an asset into operating condition.

Subsequent to initial recognition, property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Costs incurred subsequent to the acquisition of an asset, which is classified as property and equipment are capitalised, only when it is probable that they will result in future economic benefits to the Group beyond those originally anticipated for the asset, otherwise they are expensed as incurred.

Depreciation of an item of property and equipment begins when it is available for use and ceases only when the asset is derecognised.  Therefore, the depreciation of an item of property and equipment that is retired from active use does not cease unless it is fully depreciated.  Property and equipment are depreciated on a straight-line basis over their estimated useful lives as follows:

Land	No depreciation
Buildings used in operation	Not exceeding 50 years
Buildings (other than those used in operation)	Not exceeding 50 years
Leasehold improvements	Residual lease term, not exceeding 10 years
Furniture and related equipment	Not exceeding 12 years
Motor vehicles	Not exceeding 10 years
Hardware and other equipment	Not exceeding 5 years

The Group periodically reviews its property and equipment for impairment.  Where the carrying amount on an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.  Gains and losses on disposal of property and equipment are determined by reference to their carrying amount and are taken into account in determining operating profit.

Foreclosed assets, which consist of properties acquired through foreclosure in full or partial satisfaction of a related loan, are initially measured at cost, which includes transaction costs, and reported under other assets.  After initial recognition foreclosed assets are re-measured at the lower of their carrying amount and fair value less estimated costs to sell.  Any gains or losses on liquidation of foreclosed assets are included in other operating income.

2.19 Investment property

Investment property includes land and buildings, owned by the Group (or held through a leasing agreement, either finance or operating) with the intention of earning rentals or for capital appreciation or both, and is initially recorded at cost, which includes transaction costs.  A property interest that is held by the Group under an operating lease is classified and accounted for as investment property when a) the property would otherwise meet the definition of an investment property or b) the operating lease is accounted for as if it were a finance lease.

Subsequent to initial recognition, investment property is measured at cost less accumulated depreciation and any accumulated impairment losses.

Investment property is depreciated on a straight-line basis over its estimated useful life, which approximates the useful life of similar assets included in property and equipment.  Investment property is periodically reviewed for impairment.

2.20 Goodwill, software and other intangible assets

Intangible assets include goodwill on subsidiaries, software and other intangible assets that comprise of separately identifiable intangible items arising from acquisitions.

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net assets of the acquired entity at the date of acquisition.  Subsequent to initial recognition, goodwill is stated at cost less accumulated impairment losses.  Management tests goodwill for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired.

Any excess, as at the date of the exchange transaction, of the acquirer’s interest in the fair values of the identifiable assets and liabilities acquired over the cost of the acquisition, should be recognised as negative goodwill.  Once it has been established that negative goodwill exists, the Group a) reassesses the identification and measurement of the acquiree’s identifiable assets, liabilities and contingent liabilities and the measurement of the cost of the combination and b) recognizes immediately in the income statement any profit or loss remaining after the reassessment.

Notes to the Financial Statements

Group and Bank

Software includes costs that are directly associated with identifiable and unique software products controlled by the Group that are anticipated to generate future economic benefits exceeding costs beyond one year.  Expenditure, which enhances or extends the performance of computer software programs beyond their original specifications is recognised as a capital improvement and added to the original cost of the software.  Computer software development costs recognised as assets, are amortised using the straight-line method over their useful lives, not exceeding a period of 12 years.

Expenditure on starting up an operation or branch, training personnel, advertising and promotion and relocating or reorganizing part or the entire Group is recognised as an expense when it is incurred.

At each balance sheet date, management reviews intangible assets and assesses whether there is any indication of impairment. If such indications exist an analysis is performed to assess whether the carrying amount of intangible assets is fully recoverable.  A write-down is made if the carrying amount exceeds the recoverable amount.

The amount initially recognised for internally generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria.  Where no internally generated intangible asset can be recognised, development expenditure is charged to profit or loss in the period in which it is incurred.

2.21 Insurance Operations

In accordance with the requirements of IFRS 4 the Group classifies its contracts into insurance contracts and investment contracts.

a. Insurance contracts

Insurance contracts are defined as those contracts that contain significant insurance risk at the inception of the contract.  A contract which exposes the insurance company to financial risk without material insurance risk is not an insurance contract.

The Group classifies its financial guarantee contracts issued by its insurance companies as insurance contracts.

Insurance contracts are categorized in two categories according to the nature of the insurance risk.

a1. Life insurance contracts

Life insurance products insure, in their majority, events which are expected to occur in the long term.  The associated premiums are recognized on issuance or renewal of the contracts.

a2. Property & casualty insurance contracts (P&C)

Premiums are recorded on inception of the policies and are recognized as revenue (earned premiums) on a pro rata basis over the related policy term.  Deferred income is carried over to the unearned premium reserve.  No embedded derivatives are included in these contracts.

b. Investment Contracts

Deposit Administration Funds (DAF): Such policies offer a guaranteed investment return on members contributions plus a discretionary participation feature.  Policies are written to employees of companies, which define the benefits to be received. Any shortfalls are covered by the company of which the staff is insured.  The Group has no liability for any actuarial deficit.

c. Acquisition costs (DAC)

Commissions and other acquisition costs incurred during the financial period for issuing new contracts and or renewing existing contracts, which are related to subsequent financial periods are deferred and recognised over the period in which the revenue is recognised.

d. Insurance Liabilities

Insurance reserves reflect current estimates of future cash flows arising from insurance contracts (life and non-life).  The calculation of the insurance reserves is performed at each reporting date.
They consist of:

Mathematical reserves: The life insurance reserve represents the present value of future liabilities less the present value of premiums to be received and is calculated on the basis of a prudent prospective actuarial method, by taking into account the terms of current insurance policies.

Outstanding claims reserve: The reserve includes incurred claims not yet paid, both reported and not reported (IBNR) and represents the expected value of ultimate claims payable. The outstanding claims reserve is calculated on a case-by-case basis and the IBNR is calculated based on past experience.  The reserve includes all costs of processing claims.

Liability Adequacy Test (LAT):  The Group assesses whether its recognised insurance liabilities are adequate by applying a liability adequacy test (“LAT”), by using current estimations of future cash flows. Additional liability resulting from the LAT, increases the carrying amount of insurance liabilities as determined in accordance with the above mentioned policies and is charged off to the income statement.

e. Reinsurance

The group has reinsurance treaties that transfer significant insurance risk. Liabilities for reinsured contracts are calculated gross of reinsurance and a separate reinsurance asset recorded.

2.22 Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement.  It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset.

a. A Group company is the lessee

Finance lease:

Leases where the Group has substantially all the risks and rewards of ownership of the asset are classified as finance leases.  Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments.  Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding.  The outstanding rental obligations, net of finance charges, are included in other liabilities.  The interest element of the finance cost is charged to the income statement over the lease period.  All assets acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

Operating lease:

Leases where a significant portion of the risks and rewards of ownership of the asset are retained by the lessor, are classified as operating leases.  The total payments made under operating

Notes to the Financial Statements

Group and Bank

leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.  When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

b. A Group Company is the lessor

Finance leases: When assets are leased out under a finance lease, the present value of the minimum lease payments is recognised as a receivable. Lease income is recognised over the term of the lease using the net investment method (before tax), which reflects a constant periodic rate of return. Finance lease receivables are included in loans and advances to customers.

Operating leases: Assets leased out under operating leases are included in the balance sheet based on the nature of the asset. They are depreciated over their useful lives on a basis consistent with similar owned property. Rental income (net of any incentives given to lessees) is recognised on a straight-line basis over the lease term.

2.23 Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents include cash on hand, unrestricted balances held with central banks, amounts due from other banks and highly liquid financial assets with original maturities of less than three months from the date of acquisition such as treasury bills and other eligible bills, investment and trading securities which are subject to insignificant risk of changes to fair value and are used by the Group in the management of its short-term commitments.

2.24 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

2.25 Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

A financial guarantee contract, other than those assessed as insurance contracts, is recognised initially at their fair value and subsequently measured at the higher of: (a) the unamortized balance of the related fees received and deferred, and (b) the expenditure required to settle the commitment at the balance sheet date.

2.26 Employee benefits

Group companies operate various retirement benefit plans in accordance with local conditions and practices in their respective countries. Such plans are classified as pension plans or other post-retirement benefit plans.

2.26.1 Pension plans

a. Defined benefit plans

A defined benefit plan is a pension plan that defines an amount of pension benefit to be provided, usually as a function of one or more factors such as age, years of service or compensation. For defined benefit plans, the pension liability is the present value of the defined benefit obligation at the balance sheet date minus the fair value of the plan assets, including any adjustments for unrecognised actuarial gains/losses and past service costs. The Group follows the “corridor” approach of IAS 19 “Employee Benefits” according to which a certain amount of actuarial gains and losses remains unrecognised and is amortised over the average remaining service lives of the employees participating in the plan.  The defined benefit obligation is calculated by independent actuaries on an annual basis using the projected unit credit method. The present value of the defined obligation is determined by the estimated future cash outflows using interest rates of government securities, which have terms to maturity approximating the terms of the related liability. Pension costs are charged or credited to the income statement over the service lives of the related employees.

b. Defined contribution plans

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees’ benefits relating to employee service in the current and prior periods. Group contributions to defined contribution plans are charged to the income statement in the year to which they relate and are included in staff costs.

2.26.2 Other post-retirement benefit plans

Group employees participate in plans, which provide for various health benefits including post-retirement healthcare benefits. Such plans are all defined contribution and Group contributions are charged to the income statement in the year to which they relate and are included in staff costs.

2.26.3 Share based payment transactions

The Bank has a Group-wide stock option plan for the executive members of the Board of Directors, management and staff of the Group.  The fair value of the employee services received in exchange for the grant of the options is measured by reference to the fair value of the options at the date on which they are granted and is recognised as an expense.  The total amount to be expensed over the vesting period is determined by reference to the fair value of the share options granted.  Fair value is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the expected volatility of the underlying stock and the expected dividends on it, and the risk-free interest rate over the expected life of the option.

When the options are exercised and new shares are issued, the proceeds received net of any transaction costs are credited to share capital (par value) and the surplus to share premium.

2.27 Income taxes

Income tax payable on profits, based on the applicable tax laws in each jurisdiction, is recognised as an expense in the period in which profits arise.

Notes to the Financial Statements

Group and Bank

Deferred income tax is fully provided, using the liability method, on all temporary differences arising between the carrying amounts of assets and liabilities in the consolidated balance sheet and their amounts as measured for tax purposes.

The principal temporary differences arise from insurance reserves, provisions for pensions and revaluation of certain assets. Deferred tax assets relating to the unused tax losses carried forward are recognised to the extent that it is probable that sufficient taxable profits will be available against which these losses can be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on laws that have been enacted at the balance sheet date.

Deferred income tax is provided on temporary differences arising from investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled by the Group and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax asset is recognised for all deductible temporary differences arising from investments in subsidiaries, branches and associates, and interests in joint ventures, to the extent that, it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

Deferred tax, related to fair value changes of available for sale investment securities and cash flow hedges, which are charged or credited directly to shareholders’ equity, is also credited or charged directly to shareholders’ equity where applicable and is subsequently recognised in the income statement together with the deferred gain or loss.

2.28 Borrowings

Borrowings are initially recognised at fair value net of transaction costs incurred. Subsequent measurement is at amortised cost and any difference between net proceeds and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest rate method.

2.29 Share capital, treasury shares and other equity items

Share and other equity items issue costs: Incremental external costs directly attributable to the issue of shares and other equity items, other than on a business combination, are deducted from equity net of any related income tax benefit.

Dividends on ordinary shares: Dividends on ordinary shares are recognised as a liability in the period in which they are approved by the Bank’s Shareholders at the Annual General Meeting.  Dividends on preference shares classified as equity are recognised as a liability in the period in which the Group becomes committed to pay the dividend.

Treasury shares: NBG shares held by the Group are classified as treasury shares and the consideration paid including any attributable incremental external costs, net of income taxes, is deducted from total shareholders’ equity until they are cancelled, reissued or resold. Treasury shares do not reduce the number of shares issued but affect the number of outstanding shares used in the calculation of earnings per share. Treasury shares held by the Bank are not eligible to receive cash dividends. Any difference between acquisition cost and ultimate proceeds from subsequent resale (or reissue) of treasury shares is included in shareholders’ equity and is therefore not to be considered a gain or loss to be included in the income statement.

2.30 Segment reporting

The Group is organised on a worldwide basis in business segments that provide products or services that are subject to risks and returns that are different from those of other business segments. This organizational structure is the basis upon which the Group reports its primary segment information.

A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

2.31 Assets and liabilities held for sale and discontinued operations

Assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. Immediately before classification as held for sale, the measurement of the assets (and all assets and liabilities in a disposal group) is effected in accordance with the applicable IFRS.  Upon initial classification as assets held for sale, they are measured at their lower of carrying amount and fair value less costs to sell and are classified separately from other assets in the balance sheet. Offsetting of assets and liabilities is not permitted.

Impairment losses on initial classification as held for sale are included in profit or loss, even when there is a revaluation.  The same applies to gains and losses on subsequent remeasurement.

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations that has been disposed of or is classified as held for sale or is a subsidiary acquired exclusively with a view to resale.  Classification as discontinued operations occurs upon disposal or when the operations meet the criteria to be classified as held for sale.  Discontinued operations are presented on the face of the income statement.

2.32 Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the group will comply with all attached conditions.  Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.  Government grants relating to property, plant and equipment are included in other liabilities and are credited to the income statement on a straight-line basis over the expected lives of the related assets.

2.33 Related party transactions

Related parties include entities, which the Bank has the ability to exercise significant influence in making financial and operating

Notes to the Financial Statements

Group and Bank

decisions.  Related parties include, directors, their close relatives, companies owned or controlled by them and companies over which they can influence the financial and operating policies.  All banking transactions entered into with related parties are made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with unrelated parties and do not involve more than a normal amount of risk.

2.34 Fiduciary and trust activities

The Group provides fiduciary and trust services to individuals and other institutions, whereby it holds and manages assets or invests funds received in various financial instruments at the direction of the customer.  The Group receives fee income for providing these services.  Trust assets are not assets of the Group and are not recognised in the financial statements.  The Group is not exposed to any credit risk relating to such placements, as it does not guarantee these investments.

2.35 Earnings per share

A basic earnings per share (EPS) ratio is calculated by dividing the net profit or loss for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

A diluted earnings per share ratio is computed using the same method as for basic EPS, but the determinants are adjusted to reflect the potential dilution that could occur if convertible debt securities, options, warrants or other contracts to issue ordinary shares were converted or exercised into ordinary shares.

Notes to the Financial Statements

Group and Bank

NOTE 3: Critical judgments and estimates

The preparation of financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the reported amount of assets, liabilities, income and expense in the Consolidated and Bank financial statements.  The Group believes that the judgments, estimates and assumptions used in the preparation of the Consolidated and Bank financial statements are appropriate given the factual circumstances as of 31 December 2007.

The most significant areas, for which judgments, estimates and assumptions are required in applying the Group’s accounting policies, are the following:

Fair value of financial instruments

The fair values of financial instruments that are not quoted in active markets are determined by using valuation techniques. These include present value methods, models based on observable input parameters.

Valuation models are used primarily to value derivatives transacted in the over-the-counter market. All valuation models are validated before they are used as a basis for financial reporting, and periodically reviewed thereafter, by qualified personnel independent of the area that created the model. Wherever possible, the Group compares valuations derived from models with quoted prices of similar financial instruments, and with actual values when realised, in order to further validate and calibrate its models.  A variety of factors are incorporated into the Group’s models, including actual or estimated market prices and rates, such as time value and volatility, and market depth and liquidity.

The Group applies its models consistently from one period to the next, ensuring comparability and continuity of valuations over time, but estimating fair value inherently involves a significant degree of judgment.  Management therefore establishes valuation adjustments to cover the risks associated with the estimation of unobservable input parameters and the assumptions within the models themselves.

Although a significant degree of judgment is, in some cases, required in establishing fair values, management believes the fair values recorded in the balance sheet and the changes in fair values recorded in the income statement are prudent and reflective of the underlying economics, based on the controls and procedural safeguards employed.

Fair value option

IAS 39 permits an entity to designate a financial asset or financial liability as at fair value through profit or loss, provided certain conditions are satisfied (“fair value option”).  The Group applies the fair value option as described in Note 2.5(b).  Judgement is exercised in assessing whether a financial instrument meets the “fair value option” conditions.

Recognition of Day 1 Profit or Loss

Decisions regarding recognizing deferred Day 1 profit and loss (Note 2.5) are based on the principle of prudence and are made after careful consideration of facts and circumstances to ensure the Group does not prematurely release a portion of the deferred profit to income.  For each transaction, the Group determines individually the appropriate portion of Day 1 profit or loss amount that is recognised in the income statement, based on the appropriate method for each type of instruments.

Impairment of goodwill and Equity method investments

The Group annually assesses goodwill and equity method investments for possible impairment.  The assessment involves estimating whether the carrying amount of such assets remains fully recoverable.  When making this assessment the Group compares the carrying value to market value, if available, or a fair value determined by a qualified evaluator or pricing model. Determination of a fair value by a qualified evaluator or pricing model requires management to make assumptions and use estimates.

The Group believes that the assumptions and estimates used are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. However, different ones could be used which would lead to different results.

Allowance for loan losses

The amount of the allowance set aside for loan losses is based upon management’s ongoing assessments of the probable estimated losses inherent in the loan portfolio.  Assessments are conducted by members of management responsible for various types of loans employing a methodology and guidelines, which are continually monitored and improved.

This methodology has two primary components: specific allowances and collective allowances and is described in note 2.9.

Applying this methodology requires management to make estimates regarding the amount and timing of the cash flows, which are expected to be received.  In estimating these cash flows, management makes judgments about the counterparty’s financial situation and the net realizable value of any underlying collateral or guarantees in favour of the Group.  Each impaired asset is assessed on its merits, and the workout strategy and estimate of cash flows considered recoverable are independently reviewed.

In assessing the need for collective loan loss allowances, management considers factors such as credit quality, portfolio size, concentrations, and economic factors.  In order to estimate the required allowance, assumptions are made both to define the way inherent losses are modelled and to determine the required input parameters, based on historical experience and current economic conditions.  The accuracy of the allowances and provisions depends on the model assumptions and parameters used in determining collective allowances.  While this necessarily involves judgment, management believes that the allowances and provisions are reasonable and supportable.

Allowances for loan losses made by foreign subsidiaries are estimated by each subsidiary using similar criteria as the Bank uses in Greece.  As the process for determining the adequacy of the allowance requires subjective and complex judgment by management about the effect of matters that are inherently uncertain, subsequent evaluations of the loan portfolio, in light of

Notes to the Financial Statements

Group and Bank

the factors then prevailing, may result in changes in the allowance for loan losses.

Insurance reserves

Insurance reserves for life insurance operations (long-duration contracts) are estimated using approved actuarial methods that include assumptions about future investment yields, mortality, expenses, options and guarantees, morbidity and terminations. Insurance reserves for property and casualty insurance operations (short-duration contracts) are determined using loss estimates, which rely on actuarial observations of loss experience for similar historic events.  Assumptions and observations of loss experience are periodically adjusted, with the support of qualified actuaries, in order to reflect current conditions.  Any additional future losses anticipated from the revision of assumptions and estimations is charged to the income statement.

We continue to monitor potential for changes in loss estimates in order to ensure that our recorded reserves in each reporting period reflect current conditions.

Net periodic benefit cost

The net periodic benefit cost is actuarially determined using assumed discount rates, assumed rates of compensation increase and the expected return on plan assets.  These assumptions are ultimately determined by reviewing the Group’s salary increases each year.  The expected long-term return on plan assets represents management’s expectation of the average rate of earnings on the funds invested to provide for the benefits included in the projected benefit obligation.  To determine the expected long-term rate of return assumption the Group and its advisors make forward-looking assumptions in the context of historical returns and volatilities for each asset class as well as correlations among asset classes.  The expected long-term rate of return assumption is annually adjusted based on revised expectations of future investment performance of the overall capital markets, as well as changes to local regulations affecting investment strategy.

Useful lives of depreciable assets

The Group’s management determines the estimated useful lives and related depreciation charges for its property and other equipment.  The Group’s estimate is based on the projected operating life cycle of its buildings and the other depreciable assets such as furniture, motor vehicles, hardware and other equipment.  Such estimates are not expected to change significantly, however, management modifies depreciation charge rates wherever useful lives turn out to be different than previously estimated and it writes down or writes off technically obsolete assets.

Stock Options granted to employees

The Group grants options over shares in NBG to its employees under a stock option program. Employee services received, which are charged to the income statement, and the corresponding increase in equity, are measured by reference to the fair value of the equity instruments as at the date of grant, excluding the impact of non-market vesting conditions.  Fair value of stock options is estimated by using the Black Scholes model on the date of grant based on the assumptions described in note 11, which include among others the exercise price, the dividend yield, the risk free interest rate and share price volatility.

Impairment of available-for-sale financial assets

The Group determines that available-for-sale equity investments are impaired when there has been a significant or prolonged decline in the fair value below its cost.  This determination of what is significant or prolonged requires judgment.  In making this judgment, the Group evaluates among other factors, the normal volatility in share price and the financial health of and near-term business outlook for the investee, including factors such as industry and sector performance, changes in technology and operational and financing cash flow.

Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes.  There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due.  Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Deferred tax assets

Deferred tax assets are recognised for unused tax losses to the extend that it is probable that taxable profit will be available against which the losses can be utilised.  Significant management judgement is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and level of future taxable profits together with future tax planning strategies.

Put options on minority interests

Written put options that form part of a business combination are accounted for as a liability (note 2.2).  The liability is measured at fair value, using valuation techniques based on best estimates available to the management.

Notes to the Financial Statements

Group and Bank

NOTE 4: Financial Risk management

The Group’s activities expose it to a variety of financial risks and those activities involve the analysis, evaluation, acceptance and management of some degree of risk or combination of risks.

•    The Group has established overall strategic guidelines for key risk assumption and management issues. Within the framework of these guidelines, driven by NBG’s business targets and commitment to delivering added value to shareholders, the Group’s Risk Management Strategy seeks to:

•             provide the basis for the development of NBG’s risk management culture, policy and processes within the Group,

•             set out NBG’s risk management governance model along three lines of defence ( Risk-Assumption Units, Risk Management Unit, Internal Audit Unit),

•             define NBG’s risk management principles,

•             determine NBG’s risk appetite, risk-bearing capacity and risk profile at Group level, and

•             set targets for the future development of capabilities for efficient risk management.

The Group’s Risk Management Strategy applies to the Bank and all of its financial-sector subsidiaries and forms the basis for any future risk management initiatives and actions and risk management policies, processes, guidelines and manuals (e.g. credit, market and operational risk) and for every NBG Group company within its scope.

The general targets of the Group’s Risk Management function are set out below:

•             Setting up key risk management standards with a view to maximising profit-making potential and leveraging opportunities for creating shareholder value.

•             Supporting the Group’s business strategy, ensuring business goals are pursued by actions focusing on risk control and targeting sustained profitability and protection from unexpected loss.

•             Improving the use, allocation and risk-adjusted return on capital, by integrating risk parameters in performance measurement.

•             Enhancing the decision-making function at Group level, through the adoption of the necessary risk management perspective.

•             Ensuring alignment of best practices and compliance with regulatory requirements.

•             Securing cost-effective Risk Management by minimising overlaps and avoiding inappropriate or obsolete procedures and methodologies.

•             Raising awareness of risk issues and promoting a risk management-oriented approach at all levels across the Group.

These targets are pursued by means of a centralised, top-down approach that includes an overall Risk Management Strategy for the entire Group, and the implementation, by the Bank and each subsidiary, of models and systems in line with this strategy.

The Group’s risk management organization structure ensures the existence of clear lines of responsibility, the efficient segregation of duties and the prevention of conflicts of interest at all levels, including the Board of Directors, Executive and Senior Management, as well as between the Group and its entities, its customers and any other stakeholders.

Within the Group, risk management activities broadly take place at the following levels:

•             Strategic level – It encompasses risk management functions performed by the Board of Directors. These include the approval of risk and capital strategy, ascertaining the Group’s risk definitions, profile and appetite, as well as, the risk reward profile.

•             Tactical level – It encompasses risk management functions performed by Senior Management. These include the approval of risk policies and procedure manuals for managing risks and establishing adequate systems and controls to ensure that the overall risk and reward relation remains within acceptable levels. Generally, the risk management activities performed by Group Risk Management unit and subsidiaries’ Risk Management units, as well as, critical support functions fall into this category.

•             Operational (business line) level – It involves management of risks at the point where they are actually created. The relevant activities are performed by individuals or business units that undertake risk on the organization’s behalf. Risk management at this level is implemented by means of appropriate controls incorporated into the relevant operational procedures and guidelines set by the Management.

As a result of its activities, the Group is exposed to a variety of risks arising from financial instruments, the most significant of which are credit risk, market risk, operational risk, liquidity risk, interest rate risk in the banking book and insurance risk.

4.1 Credit risk

Credit risk is the current or prospective risk to earnings and capital arising from an obligor’s or counterparty’s failure to meet the terms of any contract with the institution or otherwise fail to perform as agreed.

4.1.1 Credit risk management processes

The Group’s credit granting processes includes:

•             Sound, well-defined credit-granting criteria based on the particular target market, the borrower or counterparty, as well as the purpose and structure of the credit and its source of repayment.

•             Credit limits that aggregate in a comparable and meaningful manner different types of exposures, at various levels

•             Clearly established procedures for approving new credits as well as the amendment, renewal and re-financing of existing credits.

The Group maintains appropriate on-going credit administration, measurement and monitoring processes, including in particular:

•             Sufficient and fully documented credit risk policies

•             Internal risk rating systems

Notes to the Financial Statements

Group and Bank

•             Information systems and analytical techniques that enable measurement of credit risk inherent in all relevant activities

The Group ensures adequate internal controls exist over the credit risk related processes, including:

•             Proper management of the credit-granting functions

•             Periodical early remedial actions on deteriorating credits

•             Independent, ongoing assessment of the credit risk management processes by Internal Audit, covering in particular the credit risk systems/models employed by the Group.

Credit ratings

The credit risk process for the Bank is managed centrally by the Group Risk Management Division, which works closely with the centralised underwriting units responsible for the particular type of loans.

The Bank uses different credit risk rating systems for its various portfolios. Credit risk rating systems are implemented to ensure reliable borrower rating and therefore optimum decision-making on credit policy-related matters. Furthermore, credit risk estimation models are implemented to generate statistical estimates of expected loss (EL) by calculation of risk parameters, i.e. the probability of default (PD), loss given default (LGD) and exposure at default (EAD).

4.1.2 Collateral

The most common practice used by the Group to mitigate credit risk is the taking of security for funds advances. The Group implements guidelines on the acceptability of specific classes of collateral. The principal collateral types for loans and advances are:

•                                Mortgages over residential properties;

•                                Charges over business assets such as premises, ships, vehicles, inventory and accounts receivable;

•                                Charges over financial instruments such as debt securities and equities;

•                                Cash collaterals;

•                                State, bank or personal guarantees.

Longer-term finance and lending to corporate entities are generally secured; revolving credit facilities to individuals are generally unsecured. In addition, in order to mitigate the potential credit loss the Group will seek additional collateral from the counterparty as soon as impairment indicators are noticed for the relevant individual loans and advances.  Debt securities, treasury and other eligible bills are generally unsecured.

4.1.3 Impairment and provisioning policy

The Group’s impairment and provisioning policy is described in note 2.9.

4.1.4 Maximum exposure to credit risk before collateral held or other credit enhancements

The following table represents a worse case scenario of credit risk exposure to the Group and the Bank at 31 December 2007 and 2006, before of any collateral held or other credit enhancements attached.

For on-balance-sheet assets, the exposures set out below are based on net carrying amounts as reported in the balance sheet.

Maximum Credit Exposure

	Group		Bank
	31.12.2007	31.12.2006	31.12.2007	31.12.2006
On-balance sheet exposures:
Treasury bills and other eligible bills	228.001	367.758	67.142	185.332
Due from other banks	3.689.849	4.781.215	4.318.696	4.539.923
Trading securities (note 20)	6.139.503	7.263.044	5.268.507	6.940.188
Designated at fair value through profit or loss (note 20)	5.828.829	5.307.946	5.692.692	5.307.945
Derivative Financial Instruments	394.904	371.074	331.206	204.690
Loans and advances to customers	54.693.204	42.624.536	39.568.570	32.755.298
Investment securities (note 23)	3.873.200	3.338.419	1.946.419	1.766.609
Other Assets	1.193.169	986.462	562.599	459.318
Off-balance sheet exposure (note 38)	28.149.227	22.832.961	18.796.623	17.158.549
Total	104.189.886	87.873.415	76.552.454	69.317.852

Notes to the Financial Statements

Group and Bank

4.1.5 Loans and advances

Loans and advances - Group

As at 31 December 2007	Cards	Consumer	Consumer Total	Mortgage	Small Business loans	Corporate loans	Total Loans	Due from banks

Neither past due nor impaired	2.584.708	5.325.454	7.910.162	17.134.301	2.900.634	20.507.761	48.452.858	3.688.685
Past due but not impaired	518.584	801.191	1.319.775	1.758.503	742.631	1.646.145	5.467.054	—
Impaired – collective	145.308	221.960	367.268	368.861	106.347	121.826	964.302	1.265
Impaired – individual	2.143	74.184	76.327	28.483	48.087	1.214.585	1.367.482	9.441
Total Gross	3.250.743	6.422.789	9.673.532	19.290.148	3.797.699	23.490.317	56.251.696	3.699.391
Total Allowance for impairment	(155.375)	(205.657)	(361.032)	(139.535)	(137.234)	(920.691)	(1.558.492)	(9.542)
Total Net	3.095.368	6.217.132	9.312.500	19.150.613	3.660.465	22.569.626	54.693.204	3.689.849

As at 31 December 2006	Cards	Consumer	Consumer Total	Mortgage	Small Business loans	Corporate loans	Total Loans	Due from banks

Neither past due nor impaired	1.964.546	3.869.459	5.834.005	13.742.354	2.547.514	16.373.150	38.497.023	4.739.848
Past due but not impaired	388.190	569.412	957.602	1.301.973	394.842	607.353	3.261.770	4
Impaired – collective	178.206	190.153	368.359	307.822	77.112	124.449	877.742	2.358
Impaired – individual	2.122	65.083	67.205	8.076	10.997	1.394.030	1.480.308	48.459
Total Gross	2.533.064	4.694.107	7.227.171	15.360.225	3.030.465	18.498.982	44.116.843	4.790.669
Total Allowance for impairment	(146.278)	(169.312)	(315.590)	(175.204)	(131.573)	(869.940)	(1.492.307)	(9.454)
Total Net	2.386.786	4.524.795	6.911.581	15.185.021	2.898.892	17.629.042	42.624.536	4.781.215

Credit quality of loans and advances neither past due nor impaired - Group

As at 31 December 2007	Cards	Consumer	Consumer Total	Mortgage	Small Business loans	Corporate loans	Total Loans	Due from banks

Satisfactory	2.584.708	5.325.454	7.910.162	17.134.301	2.899.322	18.657.068	46.600.853	3.688.685
Watch list or substandard	—	—	—	—	1.312	1.850.693	1.852.005	—
Total	2.584.708	5.325.454	7.910.162	17.134.301	2.900.634	20.507.761	48.452.858	3.688.685

As at 31 December 2006	Cards	Consumer	Consumer Total	Mortgage	Small Business loans	Corporate loans	Total Loans	Due from banks

Satisfactory	1.964.546	3.869.459	5.834.005	13.742.354	2.546.445	14.115.146	36.237.950	4.730.356
Watch list or substandard	—	—	—	—	1.069	2.258.004	2.259.073	9.492
Total	1.964.546	3.869.459	5.834.005	13.742.354	2.547.514	16.373.150	38.497.023	4.739.848

Notes to the Financial Statements

Group and Bank

Ageing analysis of loans and advances to customers past due but not impaired - Group

As at 31 December 2007	Cards	Consumer	Consumer Total	Mortgage	Small Business loans	Corporate loans	Total Loans

Past due up to 30 days	354.760	509.529	864.289	914.575	435.016	1.343.234	3.557.114
Past due 31-90 days	163.824	291.662	455.486	623.190	220.451	174.800	1.473.927
Past due over 90 days	—	—	—	220.738	87.164	128.111	436.013
Total	518.584	801.191	1.319.775	1.758.503	742.631	1.646.145	5.467.054

As at 31 December 2006	Cards	Consumer	Consumer Total	Mortgage	Small Business loans	Corporate loans	Total Loans

Past due up to 30 days	257.623	398.715	656.338	632.060	187.119	336.976	1.812.493
Past due 31-90 days	130.567	170.697	301.264	459.141	129.185	121.374	1.010.964
Past due over 90 days	—	—	—	210.772	78.538	149.003	438.313
Total	388.190	569.412	957.602	1.301.973	394.842	607.353	3.261.770

Loans and advances - Bank

As at 31 December 2007	Cards	Consumer	Consumer Total	Mortgage	Small Business loans	Corporate loans	Total Loans	Due from banks

Neither past due nor impaired	1.112.282	3.243.882	4.356.164	14.539.305	2.763.814	13.665.547	35.324.830	4.318.696
Past due but not impaired	361.369	633.420	994.789	1.594.030	704.029	472.157	3.765.005	—
Impaired - collective	89.377	172.787	262.164	363.981	106.347	65.851	798.343	—
Impaired - individual	—	22.722	22.722	2.914	12.042	540.917	578.595	—
Total Gross	1.563.028	4.072.811	5.635.839	16.500.230	3.586.232	14.744.472	40.466.773	4.318.696
Total Allowance for impairment	(85.578)	(105.280)	(190.858)	(133.130)	(100.401)	(473.814)	(898.203)	—
Total Net	1.477.450	3.967.531	5.444.981	16.367.100	3.485.831	14.270.658	39.568.570	4.318.696

As at 31 December 2006	Cards	Consumer	Consumer Total	Mortgage	Small Business loans	Corporate loans	Total Loans	Due from banks

Neither past due nor impaired	1.092.756	2.668.718	3.761.474	12.400.921	2.496.904	11.129.602	29.788.901	4.539.923
Past due but not impaired	289.460	459.566	749.026	1.233.506	394.818	199.003	2.576.353	—
Impaired - collective	124.144	167.377	291.521	307.378	77.112	102.104	778.115	—
Impaired - individual	—	18.475	18.475	815	4.300	536.072	559.662	—
Total Gross	1.506.360	3.314.136	4.820.496	13.942.620	2.973.134	11.966.781	33.703.031	4.539.923
Total Allowance for impairment	(77.043)	(114.654)	(191.697)	(171.239)	(98.836)	(485.961)	(947.733)	—
Total Net	1.429.317	3.199.482	4.628.799	13.771.381	2.874.298	11.480.820	32.755.298	4.539.923

Notes to the Financial Statements

Group and Bank

Credit quality of loans and advances neither past due nor impaired - Bank

As at 31 December 2007	Cards	Consumer	Consumer Total	Mortgage	Small Business loans	Corporate loans	Total Loans	Due from banks

Satisfactory	1.112.282	3.243.882	4.356.164	14.539.305	2.763.814	13.233.212	34.892.495	4.318.696
Watch list or substandard	—	—	—	—	—	432.335	432.335	—
Total	1.112.282	3.243.882	4.356.164	14.539.305	2.763.814	13.665.547	35.324.830	4.318.696

As at 31 December 2006	Cards	Consumer	Consumer Total	Mortgage	Small Business loans	Corporate loans	Total Loans	Due from banks

Satisfactory	1.092.756	2.668.718	3.761.474	12.400.921	2.496.904	10.392.836	29.052.136	4.530.432
Watch list or substandard	—	—	—	—	—	736.766	736.766	9.491
Total	1.092.756	2.668.718	3.761.474	12.400.921	2.496.904	11.129.602	29.788.902	4.539.923

Ageing analysis of loans and advances to customers past due but not impaired - Bank

As at 31 December 2007	Cards	Consumer	Consumer Total	Mortgage	Small Business loans	Corporate loans	Total Loans

Past due up to 30 days	242.476	404.425	646.901	812.164	420.263	352.089	2.231.417
Past due 31-90 days	118.893	228.995	347.888	568.028	196.766	16.800	1.129.482
Past due over 90 days	—	—	—	213.838	87.000	103.268	404.106
Total Net	361.369	633.420	994.789	1.594.030	704.029	472.157	3.765.005

As at 31 December 2006	Cards	Consumer	Consumer Total	Mortgage	Small Business loans	Corporate loans	Total Loans

Past due up to 30 days	210.238	322.111	532.349	585.250	201.652	85.712	1.404.963
Past due 31-90 days	79.222	137.455	216.677	438.769	114.666	12.850	782.962
Past due over 90 days	—	—	—	209.487	78.500	100.441	388.428
Total	289.460	459.566	749.026	1.233.506	394.818	199.003	2.576.353

Loans and advances renegotiated

As described in 2.10 above, the Group may renegotiate the terms of certain loans that are either past due or impaired.  In general, such loans are classified as past due or impaired based on the original terms of the loan agreements.  Group’s renegotiated loans that would otherwise be past due or impaired totalled €42.411 at 31 December 2007 (2006: €80.898).  The corresponding figures for the Bank are €8.320 at 31 December 2007 (2006: €4.106).

Repossessed collateral

During 2007, the Group obtained assets by taking possession of collateral held as security of €16.878 (2006: €12.322).  The corresponding figures for the Bank are €2.674 at 31 December 2007 (2006: €1.387).

Almost all repossessed assets relate to properties.  Repossessed properties are sold as soon as practicable.  Repossessed property is classified in the balance sheet within other assets.

Notes to the Financial Statements

Group and Bank

4.1.6 Credit risk concentration

The geographical concentration of the Group’s and Bank’s loan portfolio and credit commitments is summarised in the following tables:

Geographical concentration of loan portfolio (net) and credit commitments - Group

	Loan portfolio				Credit commitments
	31.12.2007		31.12.2006		31.12.2007		31.12.2006

Greece	35.794.050	66%	30.550.645	72%	18.149.511	65%	17.113.091	75%
Turkey	9.885.352	18%	6.685.209	16%	7.888.786	28%	4.727.167	21%
SE Europe	7.717.124	14%	3.761.011	9%	1.435.946	5%	916.888	4%
West European Countries	1.184.953	2%	1.558.044	3%	641.931	2%	49.553	—
Africa	111.725	—	69.627	—	33.053	—	26.262	—
Total	54.693.204		42.624.536		28.149.227		22.832.961

Geographical concentration of loan portfolio (net) and credit commitments - Bank

	Loan portfolio				Credit commitments
	31.12.2007		31.12.2006		31.12.2007		31.12.2006

Greece	36.683.942	93%	30.903.830	94%	18.117.579	97%	17.096.186	100%
SE Europe	1.768.145	4%	295.384	1%	72.015	—	11.147	—
West European Countries	1.098.755	3%	1.547.240	5%	591.498	3%	37.482	—
Africa	17.728	—	8.844	—	15.531	—	13.734	—
Total	39.568.570		32.755.298		18.796.623		17.158.549

The concentration by industry sector of the Group’s and Bank’s loan portfolio is summarised in the following table:

Industry concentration of loan portfolio (net)

	Group				Bank
	31.12.2007		31.12.2006		31.12.2007		31.12.2006

Private individuals	28.372.524	52%	22.272.380	52%	21.808.104	55%	18.391.918	56%
Trade and services (excl. tourism)	5.724.888	10%	4.521.392	11%	3.568.392	9%	3.355.025	10%
Professionals	4.925.634	9%	2.560.382	6%	3.475.037	9%	1.550.167	5%
Industry & mining	4.442.608	8%	3.012.303	7%	2.459.069	6%	2.181.053	7%
Small scale industry	1.988.286	4%	1.351.454	3%	538.290	1%	464.996	1%
Syndicated loans	1.828.431	3%	1.166.520	3%	1.643.987	4%	1.159.400	4%
Government and agencies	1.778.227	3%	1.440.249	3%	1.776.366	4%	1.431.430	4%
Construction and real estate development	1.689.702	3%	1.176.346	3%	480.101	1%	315.011	1%
Shipping	868.404	2%	643.512	2%	827.951	2%	638.201	2%
Transportation and telecommunications (excl. shipping)	487.803	1%	544.019	1%	121.620	0%	124.872	0%
Energy	268.538	0%	267.119	1%	134.525	0%	197.718	1%
Other	2.318.159	4%	3.668.860	9%	2.735.128	7%	2.945.507	9%
Total	54.693.204		42.624.536		39.568.570		32.755.298

Notes to the Financial Statements

Group and Bank

4.1.7 Debt securities

The tables below present an analysis of debt securities, treasury bills and other eligible bills by rating agency designation at 31 December 2007and 2006, based on Standard & Poor’s ratings or their equivalent:

Ratings - Group

As at 31 December 2007	Treasury bills	Trading securities	Designated at fair value through P&L	Available for sale portfolio	Held to maturity	Total
Assets
AAA	—	33.995	—	522.960	—	556.955
AA- to AA+	—	20.713	—	96.503	—	117.216
A- to A+	54.599	5.420.979	5.692.692	1.312.078	—	12.480.348
Lower than A-	96.135	559.133	—	1.886.561	—	2.541.829
Unrated	77.267	104.683	136.137	55.098	—	373.185
Total	228.001	6.139.503	5.828.829	3.873.200	—	16.069.533

Ratings - Group

As at 31 December 2006	Treasury bills	Trading securities	Designated at fair value through P&L	Available for sale portfolio	Held to maturity	Total
Assets
AAA	—	18.225	—	539.170	—	557.395
AA- to AA+	—	33.716	—	36.884	—	70.600
A- to A+	168.653	6.714.983	5.307.946	1.219.189	—	13.410.771
Lower than A-	54.716	381.926	—	1.425.155	—	1.861.797
Unrated	144.389	114.194	—	118.021	—	376.604
Total	367.758	7.263.044	5.307.946	3.338.419	—	16.277.167

Ratings - Bank

As at 31 December 2007	Treasury bills	Trading securities	Designated at fair value through P&L	Available for sale portfolio	Held to maturity	Total
Assets
AAA	—	32.183	—	435.764	—	467.947
AA- to AA+	—	19.448	—	96.503	—	115.951
A- to A+	54.599	4.766.327	5.692.692	1.043.319	—	11.556.937
Lower than A-	10.641	447.382	—	125.829	232.957	816.809
Unrated	1.902	3.167	—	12.047	—	17.116
Total	67.142	5.268.507	5.692.692	1.713.462	232.957	12.974.760

Ratings - Bank

As at 31 December 2006	Treasury bills	Trading securities	Designated at fair value through P&L	Available for sale portfolio	Held to maturity	Total
Assets
AAA	—	16.393	—	444.655	—	461.048
AA- to AA+	—	32.210	—	36.884	—	69.094
A- to A+	168.653	6.673.745	5.307.945	1.013.010	—	13.163.353
Lower than A-	15.047	214.784	—	153.703	105.680	489.214
Unrated	1.632	3.056	—	12.677	—	17.365
Total	185.332	6.940.188	5.307.945	1.660.929	105.680	14.200.074

Notes to the Financial Statements

Group and Bank

4.2 Market Risk

Market risk is the current or prospective risk to earnings and capital arising from adverse movements in bond, equity, commodity, currency and derivative prices in the trading book. This risk arises in market making, dealing, and position taking activities.

The Group maintains adequate market risk measurement, monitoring, and control functions, including:

•             Market risk measurement systems that capture all material sources of market risk. These measurement systems include Value at Risk (VaR) models where appropriate.

•             Operating limits and other practices that maintain exposures within levels consistent with internal policies.

•             Measurement of vulnerability to loss under stressful market conditions.

•             Assessment of hedging strategy.

•             Adequate and effective processes and information systems for measuring, monitoring, controlling, and reporting market risk exposures.

•             A documented policy regarding the management of market risk.

4.2.1 Market risk on trading portfolio

The Bank applies the “Value at Risk- (VaR)” model, in order to estimate the worst expected loss for 1-day holding period and a confidence interval of 99%. The Bank currently implements the VaR model taking into account the positions of both trading and available for sale (AFS) portfolios, using advanced software. The Bank of Greece, as well as internal and external advisors, have certified the aforementioned methodology.

The Bank has established a framework of VaR limits in order to control and manage more efficiently the risks to which it is exposed. These limits have been determined upon the worldwide best practices; they refer not only to specific types of market risk - such as interest rate risk, foreign exchange risk and equity risk - but also to the overall market risk of the Bank’ s trading and available for sale portfolios. In 2007, the Total VaR estimate (with 1-day holding period and 99% confidence interval) of the Bank’s portfolio varied from € 1,7 million to €6,6 million, with an average estimate of €3,3 million (2006: €1,5 million to €10,6 million, average estimate €5,1 million).

2007	Interest Rate Risk	Equity Risk	Foreign Exchange Risk	Commodity Risk
31 December	4.898	2.541	1.081	71
Average (daily value)	2.745	1.939	555	79
Max (daily value)	5.260	3.506	2.001	436
Min (daily value)	1.496	935	69	—

2006	Interest Rate Risk	Equity Risk	Foreign Exchange Risk	Commodity Risk
31 December	1.909	911	103	—
Average (daily value)	3.938	3.374	314	—
Max (daily value)	9.027	8.208	1.471	—
Min (daily value)	1.195	586	60	—

Back-testing compares the one-day VaR calculated by the internal model, with the change in the value of the portfolio due to the actual movements of the relevant risk factors. Supplementary to the VaR model, the Bank conducts stress testing on a weekly basis, on both the trading and the available for sale portfolios, based on specific scenarios. The aim of stress testing is to evaluate the gains or losses that may occur under extreme market conditions.

In order to monitor Market Risk on a Group level, during 2007, Finansbank implemented the Value at Risk measurement system «Risk Watch» created by «Algorithmics». The fourth quarter of 2007 was a testing period of daily operations and review of the VaR estimation by the subsidiary, while from 1 January 2008, the above mentioned system is the official method for calculating VaR on its portfolio. Note that Finansbank’s VaR (99%, 1 day) for the trading and available for sale portfolio varied in 2007 from €1,1 million to €8,1 million, with an average rate estimation for the year of €2,7 million. On 31 December 2007, Finansbank’s VaR was estimated to €4,5 million.

4.2.2 Interest Rate Risk in the banking book

Interest rate risk in the banking book is the current or prospective risk to earnings (Net Interest Income) and capital arising from adverse movements in interest rates affecting the banking book positions.

The Group maintains adequate measurement, monitoring, and control functions for interest rate risk in the banking book, including:

•             Interest rate risk in the banking book measurement systems that capture all material sources of interest rate risk and that assess the effect of interest rate changes in ways that are consistent with the scope of the Group’s activities.

•             Measurement of vulnerability to loss under stressful market conditions

•             Adequate processes and information systems for measuring, monitoring, controlling, and reporting interest rate risk exposures in the banking book.

•             A documented policy regarding the management of interest rate risk in the banking book.

Interest sensitivity of Group’s financial assets and liabilities is summarised as follows:

Notes to the Financial Statements

Group and Bank

Interest re-pricing dates - Group

As at 31 December 2007	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Assets
Cash and balances with central banks	4.401.614	10.484	8.859	—	—	1.688.705	6.109.662
Treasury bills and other eligible bills	106.624	12.591	62.775	32.554	12.150	1.307	228.001
Due from banks	1.967.153	643.149	624.673	321.835	—	133.039	3.689.849
Financial assets at fair value through P&L	356.191	540.255	6.815.293	1.666.344	2.595.450	165.754	12.139.287
Loans and advances to customers (net)	30.502.289	5.947.508	8.439.301	5.649.010	3.235.915	919.181	54.693.204
Investment securities - available for sale	1.005.167	1.191.916	666.475	777.367	583.336	402.287	4.626.548
Other assets	82.878	9.757	5.844	15.823	—	1.869.290	1.983.592
Total	38.421.916	8.355.660	16.623.220	8.462.933	6.426.851	5.179.563	83.470.143

As at 31 December 2007	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Liabilities
Due to banks	6.747.205	2.408.803	1.096.196	79.519	2.566	39.555	10.373.844
Due to customers	46.773.741	7.459.741	4.301.319	265.766	67.726	1.662.118	60.530.411
Debt securities in issue & other borrowed funds	1.378.432	245.183	1.310.737	929.480	147.256	1.693	4.012.781
Other liabilities	6.422	7.302	—	10.724	—	6.179.865	6.204.313
Total	54.905.800	10.121.029	6.708.252	1.285.489	217.548	7.883.231	81.121.349

Total interest sensitivity gap	(16.483.884)	(1.765.369)	9.914.968	7.177.444	6.209.303	(2.703.668)	2.348.794

Cash and balances with central banks, include €14 that have been reclassified as assets held for sale (note 31).

Interest re-pricing dates - Group

As at 31 December 2006	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Assets
Cash and balances with central banks	2.129.305	13.594	11.389	—	—	1.719.922	3.874.210
Treasury bills and other eligible bills	170.865	11.992	136.678	38.172	8.819	1.232	367.758
Due from banks	3.394.650	692.386	513.841	26.790	—	153.548	4.781.215
Financial assets at fair value through P&L	398.468	218.683	7.025.260	2.919.999	2.017.004	104.996	12.684.410
Loans and advances to customers (net)	23.708.661	5.892.620	6.817.968	4.331.638	1.745.619	128.030	42.624.536
Investment securities - available for sale	560.649	678.278	653.334	800.044	680.568	818.319	4.191.192
Other assets	479.345	5.077	9.289	6.971	7	1.223.116	1.723.805
Total	30.841.943	7.512.630	15.167.759	8.123.614	4.452.017	4.149.163	70.247.126

As at 31 December 2006	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Liabilities
Due to banks	5.289.207	457.914	354.548	99.477	8.133	23.159	6.232.438
Due to customers	44.448.280	3.721.697	3.336.083	198.165	82.534	1.446.965	53.233.724
Debt securities in issue & other borrowed funds	245.950	1.737.872	356.216	510.156	158.316	11.573	3.020.083
Other liabilities	182.260	31.960	2.138	1.559	—	4.331.769	4.549.686
Total	50.165.697	5.949.443	4.048.985	809.357	248.983	5.813.466	67.035.931

Total interest sensitivity gap	(19.323.754)	1.563.187	11.118.774	7.314.257	4.203.034	(1.664.303)	3.211.195

Notes to the Financial Statements

Group and Bank

Interest re-pricing dates - Bank

As at 31 December 2007	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Assets
Cash and balances with central banks	3.508.822	1.365	—	—	—	625.445	4.135.632
Treasury bills and other eligible bills	10.926	2.834	53.382	—	—	—	67.142
Due from banks	2.148.525	908.766	837.048	420.658	—	3.699	4.318.696
Financial assets at fair value through P&L	541.472	319.604	6.715.589	1.619.566	1.764.967	20.290	10.981.488
Loans and advances to customers (net)	25.507.654	1.890.081	6.139.777	2.796.793	2.630.381	603.884	39.568.570
Investment securities - available for sale	99.949	212.552	413.223	638.122	349.616	590.926	2.304.388
Investment securities - held-to-maturity	—	20.000	17.119	838	195.000	—	232.957
Other assets	77.631	1.269	73	—	—	814.832	893.805
Total	31.894.979	3.356.471	14.176.211	5.475.977	4.939.964	2.659.076	62.502.678

As at 31 December 2007	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Liabilities
Due to banks	6.121.700	1.829.181	1.049.040	9.170	—	24.894	9.033.985
Due to customers	39.063.858	6.113.938	3.490.348	140.000	57.607	393.919	49.259.670
Debt securities in issue & other borrowed funds	203.791	1.498.688	—	—	1.681.256	—	3.383.735
Other liabilities	—	—	—	—	—	2.560.151	2.560.151
Total	45.389.349	9.441.807	4.539.388	149.170	1.738.863	2.978.964	64.237.541

Total interest sensitivity gap	(13.494.370)	(6.085.336)	9.636.823	5.326.807	3.201.101	(319.888)	(1.734.863)

Interest re-pricing dates - Bank

As at 31 December 2006	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Assets
Cash and balances with central banks	1.280.268	9.156	—	—	—	745.040	2.034.464
Treasury bills and other eligible bills	68.502	5.386	111.444	—	—	—	185.332
Due from banks	2.508.136	1.085.913	578.572	296.645	—	70.657	4.539.923
Financial assets at fair value through P&L	329.482	75.041	7.017.501	2.868.295	1.956.524	36.782	12.283.625
Loans and advances to customers (net)	19.592.852	2.617.650	6.167.364	2.683.045	1.436.025	258.362	32.755.298
Investment securities - available for sale	53.972	95.889	475.101	612.027	423.916	775.760	2.436.665
Investment securities - held to maturity	—	85.000	18.400	2.280	—	—	105.680
Other assets	450.735	5.389	7.768	684	—	199.433	664.009
Total	24.283.947	3.979.424	14.376.150	6.462.976	3.816.465	2.086.034	55.004.996

As at 31 December 2006	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Liabilities
Due to banks	4.698.894	777.086	376.058	1.484	9.565	8.376	5.871.463
Due to customers	38.129.672	2.898.096	2.878.375	184.372	72.975	401.174	44.564.664
Debt securities in issue & other borrowed funds	350.000	1.116.948	486.674	—	558.452	—	2.512.074
Other liabilities	—	—	—	—	—	1.926.181	1.926.181
Total	43.178.566	4.792.130	3.741.107	185.856	640.992	2.335.731	54.874.382

Total interest sensitivity gap	(18.894.619)	(812.706)	10.635.043	6.277.120	3.175.473	(249.697)	130.614

Notes to the Financial Statements

Group and Bank

4.2.3 Foreign exchange risk

The Bank trades in all major currencies holding mainly short-term positions, which arise from and are used for servicing its institutional, corporate, domestic and international clientele.

The Bank operates within relatively conservative VAR limits for foreign exchange risk. In this context, the non-euro denominated Eurobond positions are funded by customer and interbank deposits in the respective currencies. The Bank’s structural open foreign exchange position is mainly comprised by the capital contributed to the overseas operations (branches and subsidiaries) with the associated foreign exchange risk. In addition, because non-euro denominated expenses are largely offset by non-euro denominated revenues, the foreign exchange risk associated with overseas operations is relatively low.

The Bank files standard foreign exchange position reports on a regular basis, which enables the Central Bank to monitor its foreign exchange risk. VAR limits are set according to the guidelines of the Group’s Risk Management Council and monitored by the Internal Audit Division.

The Group’s exposure to foreign exchange risk is as follows:

Foreign Exchange Risk Concentration - Group

As at 31 December 2007	EURO	USD	GBP	JPY	CHF	TRY	Other	Total
Assets
Cash and balances with central banks	5.018.707	537.413	16.680	166	2.988	160.937	372.771	6.109.662
Treasury bills and other eligible bills	54.603	—	—	—	—	—	173.398	228.001
Due from banks (net)	2.266.337	838.666	221.479	10.200	34.546	45.192	273.429	3.689.849
Financial assets at FV through P&L	11.503.854	274.469	—	130.948	—	175.063	54.953	12.139.287
Derivative financial instruments	341.430	41.650	1.680	4.728	1.592	2.464	1.360	394.904
Loans and advances to customers (net)	41.050.492	3.357.811	282.397	66.669	460.511	6.779.268	2.696.056	54.693.204
Investment securities - available for sale	1.975.798	648.705	144.567	94.712	—	1.625.204	137.562	4.626.548
Investment property	149.464	160	—	—	—	—	4.004	153.628
Investments in associates	68.663	—	1.287	—	—	146	3.490	73.586
Goodwill, software & other intangible assets	2.799.225	1.393	91.817	—	—	21.321	19.347	2.933.103
Property & equipment	1.618.172	277	56.454	—	—	194.326	178.566	2.047.795
Other assets, including insurance	2.421.421	113.992	248.066	32.829	14	349.971	129.714	3.296.007
Total assets	69.268.166	5.814.536	1.064.427	340.252	499.651	9.353.892	4.044.650	90.385.574

As at 31 December 2007	EURO	USD	GBP	JPY	CHF	TRY	Other	Total
Liabilities
Due to banks	8.375.303	743.687	249.902	17	17.789	541.288	445.858	10.373.844
Derivative financial instruments	510.161	32.500	2.312	35.699	1.587	478.760	10.787	1.071.806
Due to customers	45.108.601	7.163.546	515.066	458.725	53.947	3.692.781	3.537.745	60.530.411
Debt securities in issue &Other borrowed funds	1.619.317	1.795.382	479	178.126	132	253.512	165.833	4.012.781
Other liabilities including insurance	4.251.658	339.354	150.113	36.785	5.665	631.553	200.287	5.615.415
Retirement benefit obligations	205.008	—	—	—	—	9.365	25.009	239.382
Total liabilities	60.070.048	10.074.469	917.872	709.352	79.120	5.607.259	4.385.519	81.843.639

Net on balance sheet position	9.198.118	(4.259.933)	146.555	(369.100)	420.531	3.746.633	(340.869)	8.541.935

Cash and balances with central banks, Property & equipment and other assets include €14, €110.980 and €4.285 respectively that have been reclassified as assets held for sale (note 31).

Notes to the Financial Statements

Group and Bank

Foreign Exchange Risk Concentration - Group

As at 31 December 2006	EURO	USD	GBP	JPY	CHF	TRY	Other	Total
Assets
Cash and balances with central banks	2.705.630	486.271	12.995	199	2.780	358.139	308.196	3.874.210
Treasury bills and other eligible bills	168.652	—	—	—	—	—	199.106	367.758
Due from banks (net)	2.941.931	1.033.799	243.545	18.011	9.434	324.696	209.799	4.781.215
Financial assets at FV through P&L	12.354.458	133.755	—	138.110	—	11.882	46.205	12.684.410
Derivative financial instruments	208.668	24.272	1.828	52	287	119.851	16.116	371.074
Loans and advances to customers (net)	33.452.919	2.809.351	178.416	17.201	156.454	4.161.666	1.848.529	42.624.536
Investment securities - available for sale	2.948.515	207.384	127.041	98.156	—	754.352	55.744	4.191.192
Investment property	11.881	—	—	—	—	—	111.492	123.373
Investments in associates	264.346	—	2.459	—	—	134	5.841	272.780
Goodwill, software & other intangible assets	2.010.281	1.784	134.466	—	—	346.995	21.731	2.515.257
Property & equipment	1.515.742	915	64.074	—	—	137.905	323.302	2.041.938
Other assets, including insurance	1.893.976	104.702	259.453	34.306	2.868	211.351	54.160	2.560.816
Total assets	60.476.999	4.802.233	1.024.277	306.035	171.823	6.426.971	3.200.221	76.408.559

As at 31 December 2006	EURO	USD	GBP	JPY	CHF	TRY	Other	Total
Liabilities
Due to banks	5.177.545	720.407	125.974	17	2.624	24.145	181.726	6.232.438
Derivative financial instruments	269.004	36.211	4.482	35.697	1.202	57.321	655	404.572
Due to customers	40.544.877	6.087.835	523.364	430.890	41.910	2.389.892	3.214.956	53.233.724
Debt securities in issue &Other borrowed funds	1.038.251	1.513.798	795	191.169	134	209.417	66.519	3.020.083
Other liabilities including insurance	2.608.392	136.027	191.786	58.931	11.567	395.318	1.070.249	4.472.270
Retirement benefit obligations	182.715	—	—	—	—	7.334	22.519	212.568
Total liabilities	49.820.784	8.494.278	846.401	716.704	57.437	3.083.427	4.556.624	67.575.655

Net on balance sheet position	10.656.215	(3.692.045)	177.876	(410.669)	114.386	3.343.544	(1.356.403)	8.832.904

Notes to the Financial Statements

Group and Bank

Foreign Exchange Risk Concentration - Bank

As at 31 December 2007	EURO	USD	GBP	JPY	CHF	Other	Total
Assets
Cash and balances with central banks	4.114.367	8.885	1.197	136	704	10.343	4.135.632
Treasury bills and other eligible bills	54.603	—	—	—	—	12.539	67.142
Due from banks (net)	3.184.163	574.204	185.883	14.246	142.487	217.713	4.318.696
Financial assets at FV through P&L	10.654.584	187.088	—	130.948	—	8.868	10.981.488
Derivative financial instruments	275.778	41.320	1.680	4.728	1.592	6.108	331.206
Loans and advances to customers (net)	37.172.463	1.653.320	333.634	53.530	305.770	49.853	39.568.570
Investment securities - available for sale	1.912.493	129.968	114.356	94.712	—	52.859	2.304.388
Investment securities - held-to-maturity	231.700	—	—	—	—	1.257	232.957
Investment property	—	160	—	—	—	—	160
Investments in subsidiaries	6.252.985	122.381	12.088	—	—	47.323	6.434.777
Investments in associates	21.492	—	—	—	—	—	21.492
Goodwill, software & other intangible assets	74.778	1.393	3.857	—	—	172	80.200
Property & equipment	949.988	272	—	—	—	5.312	955.572
Other assets, including insurance	1.348.454	109.961	121.858	32.829	—	13.568	1.626.670
Total assets	66.247.848	2.828.952	774.553	331.129	450.553	425.915	71.058.950

As at 31 December 2007	EURO	USD	GBP	JPY	CHF	Other	Total
Liabilities
Due to banks	8.233.718	445.706	200.331	546	21.514	132.170	9.033.985
Derivative financial instruments	501.147	31.033	2.312	35.699	1.587	8.284	580.062
Due to customers	43.151.928	4.132.207	399.238	458.366	27.083	1.090.848	49.259.670
Debt securities in issue &Other borrowed funds	2.368.567	326.065	511.353	177.750	—	—	3.383.735
Other liabilities including insurance	1.748.001	318.287	43.789	35.714	4.530	4.716	2.155.037
Retirement benefit obligations	110.540	—	—	—	—	—	110.540
Total liabilities	56.113.901	5.253.298	1.157.023	708.075	54.714	1.236.018	64.523.029

Net on balance sheet position	10.133.947	(2.424.346)	(382.470)	(376.946)	395.839	(810.103)	6.535.921

Notes to the Financial Statements

Group and Bank

Foreign Exchange Risk Concentration - Bank

As at 31 December 2006	EURO	USD	GBP	JPY	CHF	Other	Total
Assets
Cash and balances with central banks	2.002.244	9.909	1.335	154	549	20.273	2.034.464
Treasury bills and other eligible bills	168.652	—	—	—	—	16.680	185.332
Due from banks (net)	3.198.319	138.257	165.784	10.978	35.223	991.362	4.539.923
Financial assets at FV through P&L	12.103.771	36.445	—	138.110	—	5.299	12.283.625
Derivative financial instruments	168.939	17.680	1.828	52	288	15.903	204.690
Loans and advances to customers (net)	31.229.317	1.109.242	236.589	10.704	119.314	50.132	32.755.298
Investment securities - available for sale	2.100.447	108.816	129.246	98.156	—	—	2.436.665
Investment securities - held to maturity	103.400	—	—	—	—	2.280	105.680
Investment property	—	—	—	—	—	186	186
Investments in subsidiaries	3.835.113	122.381	12.089	—	—	47.130	4.016.713
Investments in associates	237.836	—	—	—	—	—	237.836
Goodwill, software & other intangible assets	39.236	1.784	4.804	—	—	3.438	49.262
Property & equipment	1.084.384	906	2	—	—	6.639	1.091.931
Other assets, including insurance	934.433	96.856	131.557	34.307	2.778	3.533	1.203.464
Total assets	57.206.091	1.642.276	683.234	292.461	158.152	1.162.855	61.145.069

As at 31 December 2006	EURO	USD	GBP	JPY	CHF	Other	Total
Liabilities
Due to banks	5.156.055	603.886	46.078	344	7.166	57.934	5.871.463
Derivative financial instruments	268.868	33.936	4.482	35.697	1.202	502	344.687
Due to customers	39.182.100	3.424.482	433.548	428.894	30.002	1.065.638	44.564.664
Debt securities in issue &Other borrowed funds	1.640.461	130.154	558.451	183.008	—	—	2.512.074
Other liabilities including insurance	484.962	87.332	35.778	58.363	10.804	996.850	1.674.089
Retirement benefit obligations	59.544	—	—	—	—	—	59.544
Total liabilities	46.791.990	4.279.790	1.078.337	706.306	49.174	2.120.924	55.026.521

Net on balance sheet position	10.414.101	(2.637.514)	(395.103)	(413.845)	108.978	(958.069)	6.118.548

Notes to the Financial Statements

Group and Bank

4.3 Liquidity risk

Liquidity risk – the current or prospective risk to earnings and capital arising from the institution’s inability to meet its liabilities when they come due without incurring unacceptable losses.

The Group’s framework for managing liquidity risk encompasses:

•             Operating standards relating to liquidity risk at the entity and Group levels, including appropriate policies, procedures and resources for controlling and limiting liquidity risk.

•            Maintenance of a stock of liquid assets appropriate for the cash flow profile at the entity and Group level that can be readily converted into cash without incurring undue capital losses.

•             Management of access to funding sources and measurement, control and scenario testing of funding requirements.

•             Management information and other systems that identify, measure, monitor, and control liquidity risk.

•             Contingency plans for handling liquidity disruptions by means of the ability to fund some or all activities in a timely manner and at a reasonable cost.

•             Liquidity risk limits

•             A documented policy regarding the management of liquidity risk

Liquidity risk management seeks to ensure that, even under adverse conditions, the Group has access to the funds necessary to cover customer needs, maturing liabilities and the capital requirements of the Group’s operations.  Liquidity risk arises in the general funding of the Group’s financing, trading and investment activities and in the management of positions.  This risk involves both the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner on reasonable terms.

Undiscounted cash flows

The contractual undiscounted cash outflows are presented in the table below.  Liabilities in trading portfolios have not been analysed by contractual maturity because trading assets and liabilities are typically held for short periods of time.

The Group manages the inherent liquidity risk based on expected undiscounted cash flows.

Contractual undiscounted cash outflows - Group

As at 31 December 2007	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total

Due to banks	7.075.421	2.363.362	933.487	273.370	2.488	10.648.128
Due to customers	48.461.642	7.549.819	4.511.956	323.591	82.631	60.929.639
Debt securities in issue & other borrowed funds	12.121	99.796	1.103.364	3.032.897	490.562	4.738.740
Other liabilities	849.713	1.767.423	1.164.785	171.077	1.370.511	5.323.509
Total – on balance sheet	56.398.897	11.780.400	7.713.592	3.800.935	1.946.192	81.640.016
Off-balance sheet	7.609.759	144.943	11.366.434	5.530.019	3.498.073	28.149.228

Contractual undiscounted cash outflows - Group

As at 31 December 2006	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total

Due to banks	4.965.061	776.278	388.649	183.202	12.186	6.325.376
Due to customers	46.041.928	3.410.498	3.677.208	218.294	31.382	53.379.310
Debt securities in issue & other borrowed funds	25.431	119.855	1.118.965	1.649.327	547.813	3.461.391
Other liabilities	801.326	972.364	1.267.008	581.602	1.054.534	4.676.834
Total – on balance sheet	51.833.746	5.278.995	6.451.830	2.632.425	1.645.915	67.842.911
Off-balance sheet	8.972.632	510.426	9.095.885	2.437.241	1.816.777	22.832.961

Notes to the Financial Statements

Group and Bank

Contractual undiscounted cash outflow - Bank

As at 31 December 2007	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total

Due to banks	6.271.034	1.854.128	876.640	152.122	—	9.153.924
Due to customers	39.390.937	6.197.953	3.627.792	173.976	99.401	49.490.059
Debt securities in issue & other borrowed funds	27.311	4.681	138.218	2.166.145	4.034.432	6.370.787
Other liabilities	50.146	1.170.672	771.379	7.655	4.023	2.003.875
Total – on balance sheet	45.739.428	9.227.434	5.414.029	2.499.898	4.137.856	67.018.645
Off balance sheet	14.844.363	19.002	473.228	1.199.987	2.260.044	18.796.623

Contractual undiscounted cash outflow - Bank

As at 31 December 2006	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total

Due to banks	4.718.469	775.590	390.290	11.868	9.857	5.906.074
Due to customers	38.631.663	2.837.277	2.938.961	194.695	71.516	44.674.112
Debt securities in issue & other borrowed funds	574	9.979	866.087	384.344	4.154.420	5.415.404
Other liabilities	56.986	864.747	515.579	4.310	1.108	1.442.730
Total – on balance sheet	43.407.692	4.487.593	4.710.917	595.217	4.236.901	57.438.320
Off balance sheet	14.321.681	243.875	500.176	275.061	1.817.756	17.158.549

4.4 Insurance risk

The Group issues contracts that transfer insurance risk.  The principal risks that the Group faces under its insurance contracts are that the actual claims and benefit payments or the timing thereof, differ from expectations. This could occur because the frequency or severity of claims is greater than estimated. Therefore the objective of the Group is to ensure that sufficient reserves are available to cover these liabilities.

Life insurance

Life insurance contracts offered by the Group include whole life, endowment, term assurance, term assurance with survival benefit, pension, unit-linked, rider benefits attached to insurance policies and mortgage endowments.

The main risks that the Group is exposed to under Life- insurance contracts are the following:

Mortality risk: risk of loss arising due to policyholder death experience being different than expected.

Morbidity risk: risk of loss arising due to policyholder health experience being different than expected.

Longevity risk: risk of loss arising due to the annuitant living longer than expected.

Investment return risk: risk of loss arising from actual returns being different than expected.

Expense risk: risk of loss arising from expense experience being different than expected.

Policyholder decision risk: risk of loss arising due to policyholder experiences (lapses and surrenders) being different than expected.

Key assumptions are based on past experience, current internal data, external market indices and benchmarks which reflect current observable market prices and other published information.

Life insurance contract estimates are initially made at inception of the policy, where the Group determines the key assumptions applicable to the type of life insurance policy, such as future deaths, voluntary terminations, investment returns and administration expenses. These assumptions are used for calculating the liabilities during the life of the contract. A margin for risk and adverse deviation is generally included. Subsequently, new estimates are developed at each reporting date to determine whether the liabilities are adequate in the light of the latest current estimates. The initial assumptions are not altered if the liabilities are considered adequate.  If the liabilities are not adequate, the assumptions are altered to reflect the latest current estimates.

The key assumptions to which the estimation of liabilities is particularly sensitive are as follows:

Mortality - Assumptions are based on standard industry and national tables, according to the type of contract written, reflecting the recent historical experience of the Group and thus reflecting the best estimate for that year, and are differentiated by sex.

Morbidity rates - The rate of recovery from disability is derived from industry experience studies, adjusted where appropriate for the Group’s own experience.

Investment return - Investment returns affect the assumed level of future benefits due to the contract holders and the selection of the appropriate discount rate. These estimates are based on current market returns as well as expectations about future economic and financial developments.

Expenses - Operating expense assumptions reflect the projected costs of maintaining and servicing in-force policies and associated overhead expenses. The current level of expenses is taken as an appropriate expense base, adjusted for expected expense inflation if appropriate.

Notes to the Financial Statements

Group and Bank

Lapse and surrender rates - Lapses relate to the termination of policies due to non-payment of premiums. Surrenders relate to the voluntary termination of policies by policyholders. Policy termination assumptions are determined using statistical measures based on the Group’s experience and vary by product type.

Discount rate - Life insurance liabilities are determined as the sum of the discounted value of the expected benefits and future administration expenses directly related to the contract, less the discounted value of the expected theoretical premiums that would be required to meet these future cash outflows.

Liability Adequacy Test

The Group performs a liability adequacy test at the end of each reporting period to assess the adequacy of its insurance liabilities, which are estimated according to the provisions of local insurance law.

The process followed for the liability adequacy test performed as at 31 December 2007 and the results of this test are set out below:

i. Individual traditional policies (whole life, endowment, pure endowment, term, pension plans)

The test was based on an analysis of the sensitivity of liabilities to changes in mortality, lapses, interest rate and expenses for the expected remaining term of insurance contracts. No additional liabilities resulted from the above process.

ii. Unit-linked contracts

Analysis considered both risks associated to parameters (mortality, lapses, interest rate, expenses) and risks associated to guaranteed return at the end of the contract terms. No additional liabilities resulted from the above process.

iii. Pension beneficiaries that stem from Deposit Administration Funds (“DAF”)

The process followed was similar to that of individual traditional policies (the only difference being that expenses were not a factor). The test produced a liability that exceeded reserves calculated in accordance with local statutory requirements.

iv. Hospitalisation riders

The test was based on assumptions for future lapses, premiums increase, average incurred claims, and medical inflation etc.  The test produced a liability that exceeded reserves calculated in accordance with local statutory requirements.  The main assumptions used were: premiums increase at 5,4%, medical inflation at 5,6% and discount rate at 4,5%.

Sensitivity Analysis

2007	Change in Assumptions	Impact on Liabilities
Discount Rate	+0,5%	(12.148)
	(0,5)%	13.775
Lapse / Surrender Rates	Increase by +10%	(7.480)
	Decrease by -10%	8.155
Morbidity Rates	Increase by +10%	24.440
	Decrease by -10%	(24.388)

The above sensitivity analysis refers to the liabilities of the closed portfolio of hospitalization riders and the benefits to current pensioners who were previously members of Deposit Administration Funds. These liabilities in the financial statements, calculated in accordance to IFRS, are higher than local statutory requirements.

A similar change, within a reasonable range, in the fundamental assumptions (mortality, disability, lapses, surrenders, expense inflation) used for the liability adequacy test performed for the remaining categories of life insurance (traditional life, unit linked and bankassurance products), does not appear to cause material deviations which are not already covered by the existing reserves based on the local reserving methodology.  The trigger level that would affect the aforementioned reserved amounts, (that is increase the reserves) would be a decrease of the discount yield curves by approximately 1,2%.

Non life Insurance

The group provides products that cover a large range of general insurance contracts against personal, commercial and industrial risks and other risks related to property damage and third party liability.

Underwriting process

The criteria for the acceptance of insurance are such that a geographical dispersion of risks and their diversification to different activity sectors are ensured.  Where necessary, policy limits and claim deductibles are applied in order to reduce the Group’s share of the risk.  In many cases insurance contracts include exclusion clauses for risks whose probability of occurrence and financial consequences are difficult to estimate (such as general third party liability or environmental risks with indiscernible causing events).

Claims handling

The Group’s policy for claims handling is focused on the timely settlement of claims and the prevention of fraudulent cases being accepted by the Group. This is achieved by using qualified personnel, appropriate infrastructure and reliable claim assessment procedures.

Provisions for Outstanding Claims

A strict policy is applied for the determination of the provision for claims that for any reason have not been settled and are going to be paid in the future.  This policy has been followed by setting a prudent initial provision depending on the seriousness of the particular case and the regular revision of these provisions according to the information that is gradually submitted.

In addition to the claim-by-claim procedure a number of statistical and actuarial techniques are employed for the estimation of the ultimate cost of claims and the calculation of the corresponding reserves. These techniques are based on the historical claim cost development and assumptions for the average claim cost, future inflation and amendments in the underlying legal framework. This process includes the calculation of the provision for claims that have not been reported to the Group until the valuation date.

Reinsurance Policy

The selection of the optimal reinsurance coverage varies depending on the nature of the risks involved, the solvency position of the Group and its capacity to absorb losses arising from extreme events. The structure of the reinsurance program ensures the protection against high frequency of claims, exceptional claims or concentration of claims.  Reinsurance arrangements include proportional, excess of loss and catastrophe coverage.

Notes to the Financial Statements

Group and Bank

Liability Adequacy Test

The Group performs a liability adequacy test at the end of each reporting period to assess the adequacy of its insurance liabilities, which are estimated according to the provisions of local insurance law.

As regards the motor business, historical data was examined on a per claim basis for each accident year over the most recent five years. Claims are split into three main categories: motor TPL – property damage, motor TPL – bodily injury and motor own vehicle damage. Individual bodily injury claims exceeding €300 thousand were examined separately. Projections of paid claims, incurred claims and average incurred claims were performed for each group.  The test produced a liability that exceeded reserves calculated in accordance with local statutory requirements.

No liability in addition to that calculated in accordance with local statutory requirements resulted in other lines of business of non-life insurance.

Claims Development

The following tables, present the development of estimated claims incurred for each accident year from 2005 for the Greek motor and fire lines of business, which account for more than 80% of Group outstanding claims reserves.  Claims development data for periods prior to 1 January 2005, i.e. transition date to IFRS 4 are not presented.

Motor TPL Claims Development

	Group
Accident year	2005	2006	2007	Total
Accident year	102.430	100.498	106.398
One year later	109.067	103.718	—
Two years later	109.139	—	—
Current estimate of cumulative claims	109.139	103.718	106.398	319.255
Cumulative payments	(71.669)	(51.460)	(33.346)	(156.475)
Post 2005 reserves	37.470	52.258	73.052	162.780
Reserves prior to 2005				106.147
Total reserves				268.927

Fire TPL Claims Development

	Group
Accident year	2005	2006	2007	Total
Accident year	14.112	32.151	22.397
One year later	13.541	32.338	—
Two years later	13.205	—	—
Current estimate of cumulative claims	13.205	32.338	22.397	67.940
Cumulative Payments	(11.571)	(29.453)	(10.440)	(51.464)
Post 2005 reserves	1.634	2.886	11.957	16.476
Reserves prior to 2005				7.884
Total reserves				24.360

Notes to the Financial Statements

Group and Bank

4.5 Capital adequacy and Credit ratings

The Group’s capital base includes all types of regulatory eligible Own Funds, as these are defined by the Bank of Greece (BoG) (Governor’s Act 2587/20.8.2007).  Among others, the Group’s regulatory own funds include the share capital, the share premium account, the reserves and retained earnings, hybrid capital and subordinated debt issues.

The Group manages actively its capital base by taking advantage of the contemporary means for raising capital, with the objective to sustain its capital adequacy ratios well above the minimum regulatory levels and at the same time to improve the weighted average cost of capital to the benefit of its shareholders. In this framework, both the calculation of the capital requirements and the dynamic management of the capital base are embedded in the business plan and the annual budgeting processes, in accordance with the capital adequacy targets that have been set in the Group’s Risk Strategy.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios determined on a risk-weighted basis, capital (as defined) to assets, certain off-balance sheet items, and the notional credit equivalent arising from the total capital requirements against market risk, of at least 8%.  At least half of the required capital must consist of “Tier I” capital (as defined), and the rest of “Tier II” capital (as defined). The framework applicable to Greek banks conforms to European Union requirements, in particular the Own Funds, the Solvency Ratio and the Capital Adequacy Directives.  However, under the relevant European legislation, supervisory authorities of the member-states have some discretion in determining whether to include particular instruments as capital guidelines and to assign different weights, within a prescribed range, to various categories of assets.  As at 31 December 2007, based on IFRS balances and in accordance with the rules of BoG, the capital base of the Group and the Bank was €5.427 million (2006: €6.778 million) and €7.269 million (2006: €8.071 million) respectively.  Therefore the capital base surplus of the Group and the Bank, over the 8% of risk-weighted assets required by the BoG rules, was €1.190 million (2006: € 3.297 million) and €3.866 million (2006: €5.278 million) respectively.

Capital adequacy (amounts in € million)

	Group		Bank
	31.12.2007	31.12.2006	31.12.2007	31.12.2006
Capital:
Upper Tier I capital	6.749	6.634	6.351	5.618
Lower Tier I capital	1.190	1.254	—	—
Deductions	(3.058)	(2.510)	(201)	(49)
Tier I capital	4.881	5.378	6.150	5.569
Upper Tier II capital	335	328	1.470	1.575
Lower Tier II capital	340	1.085	178	933
Deductions	(129)	(13)	(529)	(6)
Total capital	5.427	6.778	7.269	8.071

Risk weighted assets:
On Balance sheet (investment book)	46.529	37.316	38.673	31.914
Off Balance sheet (investment book)	4.673	4.220	2.498	2.049
Trading portfolio	1.759	1.976	1.364	950
Total risk weighted assets	52.961	43.512	42.535	34.913

Ratios:
Tier I	9,2%	12,4%	14,5%	15,9%
Total BIS	10,2%	15,6%	17,1%	23,1%

Credit Ratings

The following table presents the credit ratings that have been assigned to the Bank by Moody’s Investors Service Limited (referred to below as “Moody’s”), Standard and Poor’s Rating Services (referred to below as ‘Standard and Poor’s”), Fitch Ratings Ltd. (referred to below as “Fitch”) and Capital Intelligence Ltd. (referred to below as “Capital Intelligence”).  All credit ratings have been recently affirmed and/or upgraded.

Rating Agency	Long term	Short term	Financial strength/ individual	Outlook
Moody’s	Aa3	P-1	C+	Stable
Standard & Poor’s	BBB+	A-2	-	Stable
Fitch	A-	F2	B/C	Stable
Capital Intelligence	A	A1	A	Positive

Notes to the Financial Statements

Group and Bank

4.6 Fair values of financial assets and liabilities

The table below summarises the carrying amounts and fair values of those financial assets and liabilities not presented on the Group’s balance sheet at their fair value.

Fair values of assets and liabilities-Group

	Carrying amounts	Fair values	Carrying amounts	Fair values
	31.12.2007	31.12.2007	31.12.2006	31.12.2006
Financial Assets
Due from banks	3.689.849	3.676.719	4.781.215	4.779.713
Loans and advances to customers (net)	54.693.204	55.181.488	42.624.536	43.710.521
Financial Liabilities
Due to banks	10.373.844	10.356.611	6.232.438	6.224.646
Due to customers	60.530.411	60.484.743	53.233.724	53.176.176
Debt securities in issue	2.289.735	2.299.794	822.696	837.180
Other borrowed funds	1.723.046	1.702.509	2.197.387	2.188.644

Fair values of assets and liabilities-Bank

	Carrying amounts	Fair values	Carrying amounts	Fair values
	31.12.2007	31.12.2007	31.12.2006	31.12.2006
Financial Assets
Due from banks	4.318.696	4.318.696	4.539.923	4.538.031
Loans and advances to customers (net)	39.568.570	40.020.209	32.755.298	33.872.403
Investment securities – held-to-maturity	232.957	232.957	105.680	105.680
Financial Liabilities
Due to banks	9.033.985	9.034.255	5.871.463	5.863.671
Due to customers	49.259.670	49.198.940	44.564.664	44.506.558
Other borrowed funds	3.383.735	3.349.752	2.512.074	2.535.638

The following methods and assumptions were used to estimate the fair values of the Group’s financial instruments at 31 December 2007 and 2006:

Cash and balances with central banks: The carrying amount of cash and balances with central banks approximates their fair value.

Due from and due to banks: The carrying amount of deposits with and to banks approximates their fair value.

Trading and Available for sale securities: Fair value for trading and available for sale assets, which also is the amount recognized in the consolidated balance sheet, is based on quoted market prices of the same or comparable instruments.  For debt instruments, for which such quoted market prices are not available the fair value is estimated using discounted cash flow analysis based on contractual cash flows discounted at the corresponding market rates.

Derivative Financial Instruments: All derivatives are recognised on the balance sheet at fair value.  For exchange-traded contracts, fair value is based on quoted market prices. For non-exchange traded contracts, fair value is based on dealer quotes, pricing models, discounted cash flow analysis or quoted prices for instruments with similar characteristics.

Loans: The fair value of loans is estimated using discounted cash flow models. The discount rates are based on current market interest rates offered for loans with similar terms to borrowers of similar credit quality. Fair value for impaired loans is estimated using discounted cash flow analysis or underlying collateral values, where applicable.

Due to customers: The fair value for demand deposits and deposits with no defined maturity is determined to be the amount payable on demand at the reporting date. The fair value for fixed-maturity deposits is estimated using discounted cash flow models based on rates currently offered for the relevant product types with similar remaining maturities.

Long-Term Debt: Fair value of other borrowed funds is estimated using discounted cash flow analysis based on the Group’s current incremental borrowing rates for similar types of borrowings arrangements.

Debt securities in issue: Fair value is estimated using market prices, or if such are not available, using a discounted cash flow analysis, based on current market rates of similar maturity debt securities.

Accrued interest: The carrying amount of accrued interest approximates their fair value.

Notes to the Financial Statements

Group and Bank

NOTE 5: Segment reporting

NBG Group manages its business through the following business segments:

Retail Banking

Retail banking includes all individual customers of the Group, professionals, small-medium and small sized companies (companies with annual turnover of up to 2,5 million euros).  The Bank, through its extended network of branches, offers to its retail customers various types of deposit and investment products as well as a wide range of traditional services and products.

Corporate & Investment Banking

Corporate & Investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities.  The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Global Markets and Asset Management

Global Markets and Asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company and its subsidiaries in Greece, SE Europe and Turkey.

International

The Group’s international banking activities, except Turkish operations, include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits.  In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.  In 2006 comparatives, this segment includes the results of the operations of ABNY for the period ended 31 December 2006 and the gain on sale of ABNY and NBG Canada (discontinued operations).

Turkish Operations

Following the acquisition of Finansbank, the Group’s banking activities in Turkey include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits of Finansbank and its subsidiaries.

Other

It includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinate debt, loans to NBG personnel etc).

Notes to the Financial Statements

Group and Bank

Breakdown by business segment

12-month period ended 31 December 2007	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	Inter- national	Turkish Operations	Other	Group
Continuing Operations
Net interest income	1.733.582	292.517	33.705	36.933	358.227	747.772	(151.619)	3.051.117
Net fee and commission income	203.198	64.130	158.447	224	100.446	249.473	(3.393)	772.525
Other	13.973	(61.564)	205.823	138.147	53.190	101.173	284.826	735.568
Total operating income	1.950.753	295.083	397.975	175.304	511.863	1.098.418	129.814	4.559.210
Direct costs	(612.561)	(51.057)	(87.648)	(183.169)	(276.058)	(505.381)	(286.232)	(2.002.106)
Allocated costs and provisions	(457.838)	(83.320)	(17.191)	(382)	(49.427)	(41.319)	(21.908)	(671.385)
Share of profit of associates	—	—	(361)	423	157	—	16.991	17.210
Profit before tax	880.354	160.706	292.775	(7.824)	186.535	551.718	(161.335)	1.902.929
Tax expense								(258.808)
Profit for the period from continuing operations								1.644.121

Discontinued operations								—
Profit for the period from discontinued operations								—
Profit for the period								1.644.121
Minority interest								(18.806)
Profit attributable to NBG shareholders								1.625.315

Segment assets	27.439.135	14.420.429	17.975.160	2.758.878	11.164.596	13.881.889	2.299.953	89.940.040

Segment liabilities	44.988.413	1.557.134	11.255.440	2.646.314	9.110.618	12.216.523	(217.437)	81.557.005

Other Segment items
Depreciation, amortisation & impairment charges	18.270	735	13.737	9.899	29.651	31.058	72.930	176.280
Provision for loans impairment & advances	187.741	48.430	—	—	39.984	41.319	12.723	330.197

Notes to the Financial Statements

Group and Bank

Breakdown by business segment

12-month period ended 31 December 2006	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	Inter- national	Turkish Operations	Other	Group
Continuing Operations
Net interest income	1.348.145	225.231	193.171	31.704	210.816	257.144	(129.361)	2.136.850
Net fee and commission income	199.208	78.793	124.294	2.685	71.889	76.416	(16.025)	537.260
Other	77.307	(22.693)	119.588	132.883	30.113	22.565	101.665	461.428
Total operating income	1.624.660	281.331	437.053	167.272	312.818	356.125	(43.721)	3.135.538
Direct costs	(599.437)	(49.698)	(58.692)	(160.284)	(182.516)	(148.692)	(124.766)	(1.324.085)
Allocated costs and provisions	(458.249)	(63.123)	(17.241)	(760)	(30.181)	(9.556)	(4.502)	(583.612)
Share of profit of associates	—	—	—	—	—	—	40.462	40.462
Profit before tax	566.974	168.510	361.120	6.228	100.121	197.877	(132.527)	1.268.303
Tax expense								(321.708)
Profit for the period from continuing operations								946.595

Discontinued operations
Profit for the period from discontinued operations								118.074
Profit for the period								1.064.669
Minority interest								(74.617)
Profit attributable to NBG shareholders								990.052

Segment assets	22.147.994	11.527.271	19.297.884	2.241.084	8.044.423	10.806.127	2.017.455	76.082.238

Segment liabilities	41.104.354	546.755	6.925.188	2.074.286	6.565.961	8.423.099	1.772.486	67.412.129

Other Segment items
Depreciation, amortisation & impairment charges	24.419	927	2.614	9.911	20.651	20.832	46.805	126.159
Provision for loans impairment & advances	209.487	29.455	—	—	23.454	9.556	(4.755)	267.197

The profit from discontinued operations relate to International segment.

Notes to the Financial Statements

Group and Bank

Breakdown by location

12-month period ended 31 December 2007	Greece	S.E. Europe	Turkey	Rest of World	Total Continuing Operations	Discontinued Operations	Group
Continuing Operations
Net interest income	1.945.004	311.602	747.887	46.624	3.051.117	—	3.051.117
Net fee and commission income	422.606	92.040	249.473	8.406	772.525	—	772.525
Other	580.773	51.630	101.603	1.562	735.568	—	735.568
Total operating income	2.948.383	455.272	1.098.963	56.592	4.559.210	—	4.559.210
Direct costs	(1.219.753)	(237.173)	(506.295)	(38.885)	(2.002.106)	—	(2.002.106)
Allocated costs and provisions	(580.640)	(28.580)	(41.319)	(20.846)	(671.385)	—	(671.385)
Share of profit of associates	17.053	157	0	0	17.210	—	17.210
Profit before tax	1.165.043	189.676	551.349	(3.139)	1.902.929	—	1.902.929
Tax expense					(258.808)	—	(258.808)
Profit for the period from continuing operations					1.644.121	—	1.644.121
Discontinued operations
Profit for the period from discontinued operations					—	—	—
Profit for the period					1.644.121	—	1.644.121
Minority interest					(18.806)	—	(18.806)
Profit attributable to NBG shareholders					1.625.315	—	1.625.315

Assets by location	64.887.002	8.118.335	13.888.442	3.046.261	89.940.040	—	89.940.040
Other Segment items
Capital expenditure	141.821	42.445	88.382	807	273.455	—	273.455
Depreciation, amortisation & impairment charges	115.484	27.993	31.145	1.658	176.280	—	176.280
Provision for loans impairment & advances	248.895	23.612	41.319	16.371	330.197	—	330.197

Breakdown by location

12-month period ended 31 December 2006	Greece	S.E. Europe	Turkey	Rest of World	Total Continuing Operations	Discontinued Operations	Group
Continuing Operations
Net interest income	1.668.083	194.308	257.144	17.315	2.136.850	17.061	2.153.911
Net fee and commission income	368.022	62.911	76.416	29.911	537.260	1.726	538.986
Other	407.986	16.792	22.565	14.085	461.428	122.155	583.583
Total operating income	2.444.091	274.011	356.125	61.311	3.135.538	140.942	3.276.480
Direct costs	(981.333)	(140.814)	(148.692)	(53.246)	(1.324.085)	(12.304)	(1.336.389)
Allocated costs and provisions	(543.876)	(17.530)	(9.556)	(12.650)	(583.612)	575	(583.037)
Share of profit of associates	40.462	—	—	—	40.462	—	40.462
Profit before tax	959.344	115.667	197.877	(4.585)	1.268.303	129.213	1.397.516
Tax expense					(321.708)	(11.139)	(332.847)
Profit for the period					946.595	118.074	1.064.669
Minority interest					(74.617)	—	(74.617)
Profit attributable to NBG shareholders					871.978	118.074	990.052

Assets by location	57.188.481	5.076.968	10.806.127	3.010.662	76.082.238	—	76.082.238
Other Segment items
Capital expenditure	125.380	28.385	20.620	5.220	179.605	—	179.605
Depreciation, amortisation & impairment charges	84.612	18.937	20.832	1.778	126.159	1.351	127.510
Provision for loans impairment & advances	234.187	13.472	9.556	9.982	267.197	(575)	266.622

Notes to the Financial Statements

Group and Bank

NOTE 6: Net interest income

	Group		Bank
	31.12.2007	31.12.2006	31.12.2007	31.12.2006
Interest earned on:
Amounts due from banks	493.511	435.505	417.566	400.779
Securities at fair value through profit or loss	775.382	485.654	519.019	473.710
Investment securities - Available for Sale	362.922	179.499	81.226	67.092
Loans and advances to customers	4.095.606	2.389.435	2.414.476	1.701.422
Other interest earning assets	9.466	13.089	8.007	10.225
Interest and similar income	5.736.887	3.503.182	3.440.294	2.653.228

Interest payable on:
Amounts due to banks	(628.467)	(340.761)	(523.466)	(316.635)
Amounts due to customers	(1.657.464)	(899.586)	(971.589)	(665.573)
Debt securities in issue	(96.012)	(22.008)	—	—
Other borrowed funds	(298.991)	(81.467)	(130.229)	(94.792)
Other interest paying liabilities	(4.836)	(22.510)	(4.274)	(8.592)
Interest expense and similar charges	(2.685.770)	(1.366.332)	(1.629.558)	(1.085.592)

Net interest income	3.051.117	2.136.850	1.810.736	1.567.636

NOTE 7: Net fee and commission income

	Group		Bank
	31.12.2007	31.12.2006	31.12.2007	31.12.2006

Custody, brokerage & investment banking	129.107	84.537	22.956	23.450
Retail lending fees	245.255	140.779	82.971	23.934
Corporate lending fees	151.056	108.595	79.013	77.334
Banking fees & similar charges	167.152	140.954	86.647	86.522
Fund management fees	79.955	62.395	46.331	37.612
Total	772.525	537.260	317.918	248.852

Notes to the Financial Statements

Group and Bank

NOTE 8: Net premia from insurance contracts

	Group
	31.12.2007	31.12.2006

Gross Written Premia	834.546	733.324
Less: Premia ceded to reinsurers	(109.440)	(77.974)
Net written premia	725.106	655.350

Change in unearned premium reserve	(19.488)	(15.793)
Reinsurers’ share of change in unearned premium reserve	3.770	11.097
Change in unearned premium reserve – Group share	(15.718)	(4.696)

Net earned premia	709.388	650.654
Other (incl. net gains on unit-linked assets)	12.085	21.303
Income from insurance operations	721.473	671.957

Benefits and claims incurred	(386.819)	(385.609)
Less: Reinsurers’ share of benefits and claims incurred	14.122	42.663
Benefits and claims incurred– Group share	(372.697)	(342.946)

Change in actuarial and other reserves	(178.652)	(145.480)
Less: Change in reinsurance asset of actuarial and other reserves	8.208	2.500
Change in actuarial and other reserves – Group share	(170.444)	(142.980)

Commission expense	(97.919)	(78.872)
Commission income from reinsurers	15.859	13.053
Net commission expense	(82.060)	(65.819)
Other (incl. net return to DAF contract holders)	(3.121)	(13.792)
Expenses relating to insurance operations	(628.322)	(565.537)

Earned premia net of claims and commissions	93.151	106.420

NOTE 9: Dividend income

	Group		Bank
	31.12.2007	31.12.2006	31.12.2007	31.12.2006

Trading securities	2.200	2.464	725	1.595
Available for sale securities	9.062	7.182	65.383	43.289
Total	11.262	9.646	66.108	44.884

NOTE 10: Net trading income and results from investment securities

	Group		Bank
	31.12.2007	31.12.2006	31.12.2007	31.12.2006

Net gain / (loss) from financial assets at fair value through profit or loss	241.795	18.791	145.461	59.552
Net gain / (loss) from disposal of available-for-sale securities	131.068	119.927	60.542	138.416
Net gain from disposal of AGET Heracles Cement Co. S.A (note 46)	108.027	—	104.387	—
(Impairment charges) / reversal of impairment on available-for-sale investments	(989)	2.538	(989)	(37.378)
Total	479.901	141.256	309.401	160.590

Notes to the Financial Statements

Group and Bank

NOTE 11: Personnel expenses

	Group		Bank
	31.12.2007	31.12.2006	31.12.2007	31.12.2006

Salaries and other staff related benefits	1.333.986	987.234	834.793	721.898
Pension costs: defined benefit plans (note 12)	55.779	54.918	11.422	1.550
Share based payment arrangements	33.793	6.383	33.793	6.383
Total	1.423.558	1.048.535	880.008	729.831

The average number of employees employed by the Group during the period to 31 December 2007 was 33.361 (2006: 24.187 excluding discontinuing operations).  Accordingly, the average number of employees employed by the Bank during the period to 31 December 2007 was 13.378 (2006: 13.763).  Following the merger of Ethnokarta through absorption by the Bank as of 31 March 2007, the Bank’s average number of employees and personnel expenses include also Ethnokarta’s relevant figures.

Share based payments- Stock options

On 22 June 2005, at the repeat General Meeting of the Shareholders, a stock options program (Program A) was approved for the executive members of the Board of Directors (BoD), management and staff of the Group.  The Program A shall last for five years and expires in 2010.  The Bank’s BoD may decide to grant the options one-off or in parts at any time at its discretion.  The maximum number of shares that can be issued under the Program shall be 3,5 million.  The strike price shall be within the range of € 5 per share to 70% of the average market price thereof within the time period from 1 January of the year the options are granted until the date they can be exercised.

On 1 June 2006, at the second repeat General Meeting of the Shareholders, a second stock options program (Program B) was approved for the executive members of the BoD, management and staff of the Group.  The Program B shall last for five years and expires in 2011.  The maximum number of shares that can be issued under this Program shall be 3,5 million.  The strike price shall be within a range of €5 per share to 70% of the average market price thereof within the time period from the date following the date of the General Meeting (i.e. June 1, 2006).

On 28 June 2007, at the second repeat General Meeting of the Shareholders, a third stock options program (Program C) was approved for the executive members of the BoD, management and staff of the Group.  The Program C shall last for eight years and expires in 2015.  The maximum number of shares that can be issued under this Program is 12million.  The strike price shall be within a range of €5 per share to 85% of the average market price thereof from 1 January until 31 October of the year the options are granted.  The options are to be granted until 2010, and the maximum number of options that may be granted each year to the beneficiaries as a whole cannot exceed 1% of the total number of the Bank’s ordinary shares.  No options have yet been issued under this program.

On 29 November 2006, the BoD approved the issue of 2.992.620 share options under Program A.  The exercise price was set at €23,80 per share.  The vesting conditions were as follows:  15% of the options vested immediately, 35% of the options vest after 1 year and 50% of the options vest after 2 years.  The vested options were exercisable between 6 to 15 December 2006 and the rest are exercisable between 1 to 10 December for each subsequent year until 2010.  After that date the unexercised options are cancelled.

On 1 November 2007, the BoD of the Bank approved the issue of a further 506.500 share options under Program A with the same vesting conditions and the same exercise price.  Therefore, the total shares granted under Program A amounted to 3.499.120.

On 1 November 2007, the BoD of the Bank approved the issue of 2.984.100 share options under Program B.  The exercise price was set at €23,00 per share.  The vesting conditions were as follows:  15% of the options vested immediately, 15% of the options vest after 6 months, 30% of the options vest after 1,5 years subject to achievement of minimum target EPS for the year 2008 or after 2,5 years subject to achievement of minimum target EPS for the year 2009 and the remaining 40% vest after 2,5 years subject to achievement of minimum target EPS for the year 2009.  The vested options were exercisable between 3 to 10 December 2007 and the rest are exercisable between 1 to 10 June for each subsequent year until 2011.  After that date the unexercised options are cancelled.

Under both Programs A and B, the options are forfeited if the employee leaves the Group before the options vest.

Between 1 and 10 December 2007, 1.561.242 out of a maximum 1.702.149 vested share options were exercised.  The balance of 140.907 vested share options has not been exercised by 31 December 2007.

Details of the share options outstanding during the period to 31 December 2007 and 31 December 2006 are as follows:

Notes to the Financial Statements

Group and Bank

Stock options

	31.12.2007		31.12.2006
	Number of shares	Average price	Number of shares	Average price

Outstanding at 1 January	2.682.577	23,80	—	—
Granted during the period	3.490.600	23,12	2.992.620	23,80
Cancelled during the period	(18.720)	23,80	—	—
Exercised during the period	(1.561.242)	23,59	(310.043)	23,80
Outstanding at period end	4.593.215	23,35	2.682.577	23,80
Vested but not exercised at period end	140.907	23,55	138.850	23,80

The average exercise price for each option was €23,55 (2006: €23,80) and the remaining contractual life is 3 and 3,5 years for stock options under Program A and Program B respectively.  The estimated weighted average fair value of each of the options granted in 2007 was €17,66 (2006: €10,91).  This fair value was calculated using the Black-Scholes option-pricing model.  The inputs into the model were as follows:

Option pricing model –Inputs

	31.12.2007	31.12.2006
Share price	€41,00	€34,62
Weighted Average Exercise price	€23,12	€23,80
Exercise period (years)	2,02	1,96
Expected volatility	24%	20%
Risk free rate	4,4%	3,9%
Expected dividend yield	2,1%	2,7%

The weighted average expected volatility was determined by calculating the historical volatility of the Bank’s share price over the last 18 months.  Also, expected future volatility has been taken into account.  According to the terms of the programs the vested options are recognised in the income statement whereas the outstanding options that will vest in future periods affect the income statement on a straight-line basis over the vesting period. The total expense recognised during the period amounted to €29.457 (2006: €6.383).

Share based payments- Bonus shares

On 25 May 2007, the Annual General Meeting of the Shareholders of the Bank approved the distribution to the staff of 350.000 bonus shares to derive from the Bank’s share capital increase by €1.750 through capitalisation of profits.  The total expense recognised during the period amounted to €4.336 (2006: €NIL).

Notes to the Financial Statements

Group and Bank

NOTE 12: Retirement benefit obligations

I. Defined Contribution Plans

National Bank of Greece Pension Plan

The Bank’s employees’ Pension Plan provides for defined contributions to be made by the Bank at a rate of 26,5% of the employee’s salary, for employees who joined any social security fund prior to 1.1.1993. The corresponding rate for employees insured by any social security fund after that date is 13,33%. Employee contributions are 11% of the employee’s salary, for employees insured by any social security fund prior to 1/1/1993. The corresponding rate for employees insured by any social security fund after that date is 6,67%.

National Bank of Greece Auxiliary Pension Plan

The Bank’s employees’ Auxiliary Pension Plan provides for defined contributions to be made by the Bank at a rate of 9% of the employee’s salary. Employees contribute at a rate of 3,5% of their salary. Benefits paid are determined by years of service with the Bank and the employee’s final pensionable pay.

Ethniki Hellenic General Insurance Company Benefit Plan

The Ethniki Hellenic General Insurance Company contributes to a benefit plan (“T.A.P.E.”), which provides for a monthly pension. The benefit structure, as relates to the pension, is similar to that provided under the Bank’s pension plan.  Accrued benefits are also paid at an earlier date in the event of death or disability.

Other Defined Contribution Pension Plans

The London branch of the Bank and Group companies among which UBB, SABA, Ethniki Asset Management, NBGI and NBGI PE also make contributions to other defined contribution pension plans and funds for their employees.

Defined contribution health plans

Contributions by the Bank to the National Bank of Greece Health Plan (T.Y.P.E.T.) amount to 6,25% of employees’ salaries. Employees’ contributions amount to 2,5% of their salaries. Additional contributions are paid for insured members of the employees’ families and amount up to 2% for three or more protected members (spouse that does not work and children), and are increased further in the event that the insured spouse is employed or that members of the paternal family are also insured. Contributions of retired employees amount to 4% of their pensions, while additional contributions equal to those paid by employees in service, are paid for other insured members of their families.  T.Y.P.E.T. offers health benefits to employees before and after their retirement, and to insured members of their families.

Ethniki Hellenic General Insurance Company Benefit Plan, in addition to pension benefits also offers health benefits to employees and to insured members of their families.

The total contributions paid to defined contribution plans for 2007 and 2006 were €217,6 million and €171,7 million respectively.  The respective figures for the Bank were €198,2 million and €160,0 million respectively.

II. Plans that the Bank does not contribute to

National Bank of Greece Lump Sum Benefit Plan

The Group does not pay contributions to the aforementioned plan.  National Bank of Greece has granted a loan to the plan, the outstanding balance of which as at 31 December 2007 was €58.8 million (2006: €63,4 million) maturing in 2020 and bearing interest at three-month Euribor and is fully collateralised.

III. Defined Benefit Plans

The Bank and certain of its subsidiaries sponsor defined benefit post-retirement plans for their employees. The plans vary in their specific features, but most are contributory, final pay and accumulated years of service-based defined benefit plans. The funding policies vary slightly but typically include employee and employer monthly contributions. Some companies within the Group also provide termination indemnities.

Net periodic costs for these defined benefit plans and termination indemnities include the following components which are recognised in the income statement for the periods ended:

Pension costs – defined benefit plans

	Group		Bank
	31.12.2007	31.12.2006	31.12.2007	31.12.2006

Current service cost	14.327	11.774	6.265	3.276
Interest cost on obligation	17.688	15.309	9.946	5.961
Expected return on plan assets	(10.982)	(8.739)	(9.864)	(6.662)
Amortisation of unrecognised actuarial losses /(gains)	1.228	959	133	(1.025)
Amortisation of unrecognised prior service cost	70	393	—	—
Losses on curtailments /settlements	33.448	35.222	4.942	—
Total	55.779	54.918	11.422	1.550

Losses on curtailments / settlements for 31 December 2007 include mainly €0,8 million for the repurchase of a part of the Deposit Administration Fund (Group Pension Scheme) of Astir Palace Vouliagmenis’ employees and the voluntary retirement scheme costs of Ethnokarta amounting to €4,5 million, Astir Palace Vouliagmenis amounting to €1,5 million and Ethniki Insurance amounting to €25,7 million.  The 31 December 2006 comparatives include the additional cost of Ethniki Insurance, Astir Palace

Notes to the Financial Statements

Group and Bank

Vouliagmenis and Ethnokarta voluntary retirement schemes amounting to €11,3 million, €10,6 million and €12,5 million respectively.  From 1 April 2007 all Ethnokarta transactions and balances have been included in the Bank’s Income Statement and Balance Sheet.

Net Liability in balance sheet

	Group
	31.12.2007	31.12.2006	31.12.2005	31.12.2004	01.01.2004

Present value of funded obligations	333.475	327.105	315.889	328.049	296.610
Fair value of plan assets	(183.193)	(146.402)	(141.170)	(156.266)	(135.087)
	150.282	180.703	174.719	171.783	161.523
Present value of unfunded obligations	79.967	65.001	56.220	72.088	51.464
Unrecognised actuarial (losses) /gains	9.441	(32.667)	(22.467)	(20.624)	—
Unrecognised prior service cost	(308)	(469)	(747)	(800)	—
Total	239.382	212.568	207.725	222.447	212.987

Net Liability in balance sheet

	Bank
	31.12.2007	31.12.2006	31.12.2005	31.12.2004	01.01.2004

Present value of funded obligations	235.737	157.922	141.277	98.994	92.464
Fair value of plan assets	(169.100)	(106.095)	(101.678)	(64.597)	(51.720)
	66.637	51.827	39.599	34.397	40.744
Present value of unfunded obligations	8.813	3.594	3.142	—	—
Unrecognised actuarial (losses) /gains	35.090	4.123	20.115	6.570	—
Total	110.540	59.544	62.856	40.967	40.744

Movement in net liability

	Group		Bank
	2007	2006	2007	2006

Net liability at the beginning of the period	212.568	207.725	59.544	62.856
Acquisition/Merger of subsidiaries	5.045	8.763	50.507	—
Disposal of subsidiary	—	(409)	—	—
Actual contributions paid by the Group	(13.486)	(24.141)	(7.110)	(4.767)
Benefits paid directly	(21.022)	(34.144)	(3.823)	(95)
Total expense recognised in the income statement	55.779	54.918	11.422	1.550
Foreign exchange rate changes	498	(144)	—	—
Net liability in balance sheet	239.382	212.568	110.540	59.544

Included in acquisition of subsidiaries for the year ended 31.12.2007 are €4,6 million relating to the acquisition of Vojvodjanska and €0,4 million relating to the acquisition of P&K Group of companies.  (2006: €7,2 million and €1,6 million relating to the acquisition of Finansbank and Vojvodjanska respectively). Disposal of subsidiaries of 0,4 million in 2006 relates to the disposal of Astir Alexandroupolis during the year-ended 31.12.2006.

Following the merger of Ethnokarta with the Bank during the financial year-ended 31.12.2007, the Bank’s net liability in the balance sheet increased by €51 million.

The contributions expected to be paid by the Group and the Bank to funded plans in 2008 are approximately €13,2 million and €7,2 million respectively .

Notes to the Financial Statements

Group and Bank

Reconciliation of defined benefit obligation:

	Group		Bank
	2007	2006	2007	2006

Defined benefit obligation at the beginning of the period	392.106	372.109	161.516	144.419
Acquisition/ mergers of subsidiaries	5.045	8.763	89.187	—
Disposal of subsidiary	—	(675)	—	—
Current service cost	14.327	11.774	6.265	3.276
Interest cost on obligation	17.688	15.309	9.946	5.961
Employee contributions	7.366	6.128	5.776	4.399
Benefits paid from the Fund	(25.824)	(33.773)	(20.087)	(12.940)
Benefits paid directly by the Group/ Bank	(21.022)	(34.144)	(3.823)	(95)
Losses (gains) on curtailments and settlements	27.259	26.763	4.243	—
Other adjustments	135	557	—	—
Past service cost arising over the last period	35	259	—	—
Actuarial loss/(gains)	(4.109)	19.210	(8.473)	16.496
Foreign exchange rate differences	435	(174)	—	—
Defined benefit obligation at end of period	413.441	392.106	244.550	161.516

Reconciliation of plan assets:

	Group		Bank
	2007	2006	2007	2006

Fair value at 1 January	146.402	141.170	106.095	101.678
Merger of subsidiaries	—	—	29.184	—
Disposal of subsidiary	—	(158)	—	—
Expected return on plan assets	10.982	8.739	9.864	6.662
Company contributions	13.486	24.141	7.110	4.767
Employee contributions	7.366	6.128	5.776	4.399
Fund Benefits	(25.824)	(33.773)	(20.087)	(12.940)
Asset gain	30.781	155	31.158	1.529
Fair value of plan assets at 31 December	183.193	146.402	169.100	106.095

The actual return on plan assets for the year ended 31 December 2007 was €41.8 million (2006: €8.9 million) for the Group and €41,5 million (2006: €8,2 million) for the Bank.

The weighted average assumptions used to determine the net periodic pension costs for the years ended 31 December 2007 and 31 December 2006 are:

Weighted average assumptions for net periodic pension cost

	Group		Bank
	2007	2006	2007	2006

Discount rate	5,4%	4,7%	5,3%	4,5%
Expected return on plan assets	7,2%	7,4%	8,0%	8,0%
Rate of compensation increase	4,6%	4,6%	4,5%	4,5%
Pension increase	2,5%	2,5%	2,5%	2,5%

To set the expected long-term rate of return assumptions the Group, in consultation with its advisors, uses forward-looking assumptions in the context of historical returns and volatilities of each asset class as well as correlations among asset classes. The expected long-term rate of return assumption is annually adjusted based on revised expectations of future investment performance of the overall capital markets, as well as changes to local regulations affecting investment strategy.

Notes to the Financial Statements

Group and Bank

The allocation of plan assets is as follows:

	Group		Bank
	2007	2006	2007	2006

Equity securities	75%	70%	81%	97%
Real estate	2%	2%	3%	3%
Other	23%	28%	16%	—

Equity securities include common stock of the Bank amounting to €137,8 million (75% of total Group plan assets and 81% of total Bank plan assets) (2006: €103,2 million – 71% for the Group and 97% for the Bank).

NOTE 13: General, administrative & other operating expenses

	Group		Bank
	31.12.2007	31.12.2006	31.12.2007	31.12.2006

Duties and taxes	68.748	45.901	34.491	28.791
Utilities and rentals	239.667	177.683	106.687	99.933
Maintenance and other related expenses	18.908	16.822	5.501	11.232
Other administrative expenses & other provisions	391.188	219.654	153.077	99.555
Total	718.511	460.060	299.756	239.511

NOTE 14: Impairment losses on loans and advances

	Group		Bank
	31.12.2007	31.12.2006	31.12.2007	31.12.2006

Due from banks (Note 19)	(228)	126	—	—
Loans and advances to customers and other receivables (Note 22)	320.012	267.071	235.547	235.987
Other	10.413	—	10.413	—
Total	330.197	267.197	245.960	235.987

NOTE 15: Tax expense

	Group		Bank
	31.12.2007	31.12.2006	31.12.2007	31.12.2006

Current tax	206.280	304.188	76.118	243.419
Deferred tax (Note 28)	52.528	17.520	41.145	12.991
Total	258.808	321.708	117.263	256.410

Profit before tax	1.902.929	1.268.303	1.031.855	840.068
Tax calculated based on the current tax rate of 25% (2006: 29%)	475.732	367.808	257.964	243.620
Tax on non taxed reserves Law 3513/06	—	100.609	—	100.607
Effect of tax rate reduction (5%) due to merger activity	—	(42.004)	—	(42.004)
Effect of different tax rates in other countries	(49.172)	(39.275)	—	—
Income not subject to taxation	(222.540)	(103.630)	(146.378)	(70.225)
Expenses not deductible for tax purposes	71.593	65.777	25.274	41.001
Utilisation of previously unrecognised tax losses	(2.473)	(4.925)	—	—
Other	(14.332)	(22.652)	(19.597)	(16.589)
Income tax expense	258.808	321.708	117.263	256.410
Effective tax rate for the period	13,6%	25,4%	11,4%	30,5%

The Bank’s statutory income tax rate for 2007 and 2006 is 25% and 29% respectively.  On 29 January 2008, a new tax law (Law 3634/2008 substantively enacted before the balance sheet date) was enacted, whereby any non-taxed bank reserves of 2007 onwards, deriving from realized gains from stock exchange traded shares, realized gains from stock exchange traded derivatives and unrealized losses from valuation of shares and bonds, which are reflected in the financial statements of a bank approved by the Annual General Meeting of the shareholders, are subject to tax at the current tax rate.  The new law applies to annual periods ending 31 December 2007 onwards.  The Group and the Bank recorded an additional current tax of €32 million.  Other foreign subsidiaries and branches provide for taxation at the appropriate rates in the Countries in which they operate.

Notes to the Financial Statements

Group and Bank

NOTE 16: Earnings per share

	Group		Bank
	31.12.2007	31.12.2006	31.12.2007	31.12.2006

Net profit attributable to equity holders of the parent	1.625.315	990.052	914.592	583.658
Less: dividends paid to preferred securities	(91.655)	(70.905)	—	—
Net profit attributable to NBG ordinary shareholders	1.533.660	919.147	914.592	583.658
Weighted average number of ordinary shares outstanding	474.892.963	418.224.690	475.405.971	418.970.222
Weighted average number of ordinary shares outstanding for basic EPS	474.892.963	418.224.690	475.405.971	418.970.222
Potential dilutive ordinary shares under stock options	1.238.939	77.942	1.238.939	77.942
Weighted average number of ordinary shares for dilutive EPS	476.131.902	418.302.632	476.644.910	419.048.164

Earnings per share - Basic from continuing & discontinued operations	€3,23	€2,20	€1,92	€1,39
Earnings per share - Diluted from continuing & discontinued operations	€3,22	€2,20	€1,92	€1,39

The potential dilutive ordinary shares result from the Bank’s stock option plans.  On 21 November 2007, the Board of Directors of the Bank granted 3.490.600 new stock options whereas on 29 November 2006 granted 2.992.620 stock options.  The exercised options amounted to 1.561.242 and 310.043 in 2007 and 2006 respectively (note 11).  The weighted average number of ordinary shares in calculating the basic earnings per share has been increased by the amount of 1.238.939 potential dilutive ordinary shares to arrive at the weighted average number of ordinary shares for calculating the diluted earnings per share.

On 25 May 2007, the Annual General Meeting of the Shareholders of the Bank approved the distribution to the staff of 350.000 bonus shares.  The share capital increase took place in July 2007.

The weighted average number of ordinary shares outstanding as at 31 December 2006 has been adjusted to incorporate the bonus shares as if they were issued at the beginning of the comparative period.

Notes to the Financial Statements

Group and Bank

NOTE 17: Cash and balances with central banks

	Group		Bank
	31.12.2007	31.12.2006	31.12.2007	31.12.2006

Cash in hand	890.692	796.305	609.728	586.693
Balances with central banks	5.218.956	3.077.905	3.525.904	1.447.771
Total	6.109.648	3.874.210	4.135.632	2.034.464

The Bank is required to maintain a current account with the Bank of Greece (BoG) to facilitate interbank transactions with the central bank, its member banks, and other financial institutions through the Trans-European Automated Real-Time Gross Settlement Express Transfer system (TARGET).  BoG is the primary regulator of depository institutions in Greece.  BoG requires all banks established in Greece to maintain deposits with the central bank equal to 2% of total customer deposits as these are defined by the European Central Bank (“ECB”).  From 1 January 2001 these deposits bear interest at the refinancing rate as set by the ECB (4% at 31 December 2007).  Similar requirements apply to the other banking subsidiaries of the Group.

NOTE 18: Treasury bills and other eligible bills

	Group		Bank
	31.12.2007	31.12.2006	31.12.2007	31.12.2006

Treasury bills	159.623	229.097	67.142	185.332
Other eligible bills	68.378	138.661	—	—
Total	228.001	367.758	67.142	185.332

NOTE 19: Due from banks

	Group		Bank
	31.12.2007	31.12.2006	31.12.2007	31.12.2006

Sight deposits with banks	553.700	189.631	75.827	41.799
Time deposits with banks	1.418.888	1.963.839	2.482.805	1.996.320
Securities purchased under agreements to resell	1.415.251	2.398.118	1.466.241	2.297.367
Other	311.552	239.081	293.823	204.437
	3.699.391	4.790.669	4.318.696	4.539.923
Less: Allowance for losses on amounts due from banks	(9.542)	(9.454)	—	—
Total	3.689.849	4.781.215	4.318.696	4.539.923

Movement in allowance for losses on amounts due from banks:

	Group		Bank
	2007	2006	2007	2006
Balance at 1 January	9.454	479	—	—
Acquisitions of subsidiaries	426	8.852	—	—
Provision for impairment	(228)	126	—	—
Foreign exchange differences	(110)	(3)	—	—
Balance at 31 December	9.542	9.454	—	—

Notes to the Financial Statements

Group and Bank

NOTE 20: Financial assets at fair value through P & L

	Group		Bank
	31.12.2007	31.12.2006	31.12.2007	31.12.2006

Assets designated at fair value through profit or loss	5.828.829	5.307.946	5.692.692	5.307.945
Trading Securities:
Government bonds	5.585.176	6.690.711	4.702.827	6.570.889
Other debt securities	554.327	572.333	565.680	369.299
Equity securities	111.795	91.910	20.289	35.492
Mutual funds units	59.160	21.510	—	—
Total	12.139.287	12.684.410	10.981.488	12.283.625

The change in fair value during the period and cumulative of loans and receivables of the Group and the Bank designated at fair value through profit or loss attributable to changes in credit risk is €16.740 and €29.255 respectively (2006: €12.515 both for the period and cumulative).

NOTE 21: Derivative financial instruments

	Group			Bank
	31.12.2007			31.12.2007
	Notional amounts	Fair values Assets	Fair values Liabilities	Notional amounts	Fair values Assets	Fair values Liabilities
Derivatives held for trading
Interest rate derivatives – OTC	27.320.940	313.808	887.709	24.034.512	251.963	446.403
Foreign exchange derivatives – OTC	10.545.704	38.353	174.624	6.274.164	36.852	130.557
Other types of derivatives – OTC	393.422	26.851	2.315	386.787	26.650	2.248
Interest rate derivatives – Exchange traded	4.601.112	15.741	854	4.601.112	15.741	854
Foreign exchange derivatives – Exchange traded	22.997	92	737	—	—	—
Other types of derivatives - Exchange traded	34	59	—	—	—	—
	42.884.209	394.904	1.066.239	35.296.575	331.206	580.062

Derivatives held for Hedging				—	—	—
Currency forwards-OTC	224.811	—	5.567	—	—	—
Total	43.109.020	394.904	1.071.806	35.296.575	331.206	580.062

Derivative financial instruments

	Group			Bank
	31.12.2006			31.12.2006
	Notional amounts	Fair values Assets	Fair values Liabilities	Notional amounts	Fair values Assets	Fair values Liabilities
Derivatives held for trading
Interest rate derivatives – OTC	24.321.989	290.888	287.419	22.645.408	135.602	240.149
Foreign exchange derivatives – OTC	9.162.858	45.070	108.780	4.955.871	33.972	96.166
Other types of derivatives – OTC	167.640	4.083	890	167.641	4.083	889
Interest rate derivatives – Exchange traded	7.035.202	31.033	7.483	7.033.685	31.033	7.483
Foreign exchange derivatives – Exchange traded	29.467	—	—	—	—	—
Total	40.717.156	371.074	404.572	34.802.605	204.690	344.687

The Group has entered into forward foreign exchange contracts to hedge part of the currency exposure arising from its net investments in foreign subsidiaries.  At 31 December 2007 the fair value of forward foreign exchange contracts designated as net investment hedges amounted to €(31) million, and has been deferred in equity thereby offsetting an equivalent portion of the translation adjustment of the applicable foreign subsidiaries’ net assets.  The Euro equivalent notional amount of such contracts was € 225 million.

No significant ineffectiveness arose in relation to this hedge.

Notes to the Financial Statements

Group and Bank

NOTE 22: Loans & advances to customers (net)

	Group		Bank
	31.12.2007	31.12.2006	31.12.2007	31.12.2006

Mortgages	19.290.148	15.360.225	16.500.230	13.942.620
Consumer loans	6.422.789	4.694.107	4.072.811	3.314.136
Credit cards	3.250.743	2.533.064	1.563.028	1.506.360
Small Business lending	3.797.699	3.030.465	3.586.232	2.973.134
Retail lending	32.761.379	25.617.861	25.722.301	21.736.250
Corporate lending	23.490.317	18.498.982	14.744.472	11.966.781
Total	56.251.696	44.116.843	40.466.773	33.703.031
Less: Allowance for impairment on loans & advances to customers	(1.558.492)	(1.492.307)	(898.203)	(947.733)
Total	54.693.204	42.624.536	39.568.570	32.755.298

Included in loans and advances to customers are mortgage loans designated at fair value through profit or loss amounting to €1.858.204 and €892.994 for 2007 and 2006 respectively.

Movement in allowance for impairment for loans and advances:

	Group		Bank
	2007	2006	2007	2006

Balance at 1 January	1.492.307	1.085.958	947.733	921.232
Increase / (decrease) from subsidiaries acquired / disposed	50.409	411.928	(6.364)	—
Provision for loans impairment – continuing operations	320.012	267.072	235.547	235.987
Loans written off	(384.476)	(287.552)	(307.744)	(210.456)
Amounts recovered	45.642	20.241	13.130	4.783
Transfers from/to other provisions	20.968	—	17.734	—
Foreign exchange differences	13.630	(5.340)	(1.833)	(3.813)
Balance at 31 December	1.558.492	1.492.307	898.203	947.733

The amount of €(6.364) in “Increase / (decrease) from subsidiaries acquired / disposed” relates to NBG Serbia branch network, which became a subsidiary in 2007.

Loans and advances to customers include finance lease receivables:

	Group		Bank
	2007	2006	2007	2006
Maturity
Not later than 1 year	676.058	417.283	—	—
Later than 1 year but not later than 5 years	1.228.963	764.253	—	—
Later than 5 years	503.085	344.459	—	—
	2.408.106	1.525.995	—	—
Unearned future finance income on finance leases	(496.093)	(298.027)	—	—
Net investment in finance leases	1.912.013	1.227.968	—	—

The net investment in finance leases may be analysed as follows:

	Group		Bank
	2007	2006	2007	2006
Maturity
Not later than 1 year	542.302	329.715	—	—
Later than 1 year but not later than 5 years	1.000.827	612.242	—	—
Later than 5 years	368.884	286.011	—	—
Net investment in finance leases	1.912.013	1.227.968	—	—

Notes to the Financial Statements

Group and Bank

NOTE 23: Investment securities

	Group		Bank
	31.12.2007	31.12.2006	31.12.2007	31.12.2006
Available-for-sale investment securities:
Greek Government bonds	1.245.997	1.185.906	1.002.977	981.682
Debt securities issued by other governments and public entities	2.110.741	1.628.111	318.249	299.549
Corporate bonds incorporated in Greece	95.948	118.951	70.760	105.737
Corporate bonds incorporated outside Greece	66.169	83.547	66.169	71.535
Debt securities issued by Greek financial institutions	3.000	3.000	3.000	3.000
Debt securities issued by foreign financial institutions	351.345	318.904	252.307	199.426
Debt securities	3.873.200	3.338.419	1.713.462	1.660.929
Equity securities	402.672	371.561	495.124	514.072
Mutual funds units	362.584	493.406	96.548	262.488
Provision for impairment	(11.908)	(12.194)	(746)	(824)
Total	4.626.548	4.191.192	2.304.388	2.436.665

Held-to-maturity investment securities (at amortised cost):	—	—	232.957	105.680

Total Investment securities	4.626.548	4.191.192	2.537.345	2.542.345

The movement of investment securities may be summarised as follows:

	Group		Bank
	2007	2006	2007	2006
Available-for-sale investment securities:
Balance at 1 January	4.191.192	2.812.794	2.436.665	2.153.682
Acquisitions – newly consolidated subsidiaries	2.342	1.244.196	—	—
Additions within the period	14.767.619	8.216.444	1.352.127	2.006.282
Disposals (sale and redemption) within the period	(14.492.749)	(8.137.698)	(1.484.982)	(1.754.003)
Gains / (losses) from changes in fair value	164.914	66.110	4.136	42.799
Amortisation of premiums / discounts	(6.770)	(10.654)	(3.558)	(12.095)
Balance at 31 December	4.626.548	4.191.192	2.304.388	2.436.665

Held-to-maturity investment securities:
Balance at 1 January	—	20.867	105.680	43.781
Additions within the period	—	—	130.000	85.000
Redemptions within the period	—	(20.867)	(2.538)	(22.567)
Foreign exchange differences	—	—	(185)	(534)
Balance at 31 December	—	—	232.957	105.680

Net result from investment securities consists of:

	Group		Bank
	31.12.2007	31.12.2006	31.12.2007	31.12.2006

Net gain / (loss) from debt instruments	11.640	83.855	(178)	86.627
Net gain / (loss) from equity instruments	211.523	34.090	156.163	40.407
Net gain / (loss) from mutual fund units	15.932	1.982	8.944	11.382
(Impairment charges) / reversal of impairment on available-for-sale investments	(989)	2.538	(989)	(37.378)
Total	238.106	122.465	163.940	101.038

Notes to the Financial Statements

Group and Bank

NOTE 24: Investment property

	Group
	Land	Buildings	Total

Cost
At 1 January 2006	58.856	88.955	147.811
Foreign exchange differences	(2)	(8)	(10)
Transfers	1	(1)	—
Additions	27	2.167	2.194
Disposals and write offs	(483)	(1.933)	(2.416)
At 31 December 2006	58.399	89.180	147.579

Accumulated depreciation & impairment
At 1 January 2006	—	(21.305)	(21.305)
Disposals and write offs	—	643	643
Depreciation charge for the period	—	(2.948)	(2.948)
Impairment charge	(105)	(491)	(596)
At 31 December 2006	(105)	(24.101)	(24.206)

Net book amount at 31 December 2006	58.294	65.079	123.373

Cost
At 1 January 2007	58.399	89.180	147.579
Foreign exchange differences	—	192	192
Transfers	9.076	39.505	48.581
Additions	—	26	26
Disposals and write offs	(2.142)	(913)	(3.055)
At 31 December 2007	65.333	127.990	193.323

Accumulated depreciation & impairment
At 1 January 2007	(105)	(24.101)	(24.206)
Foreign exchange differences	—	(152)	(152)
Transfers	—	(11.260)	(11.260)
Disposals and write offs	7	240	247
Depreciation charge for the period	—	(4.210)	(4.210)
Impairment charge	—	(114)	(114)
At 31 December 2007	(98)	(39.597)	(39.695)

Net book amount at 31 December 2007	65.235	88.393	153.628

The fair value of investment property approximates its original cost.

Notes to the Financial Statements

Group and Bank

NOTE 25: Investments in associates

	Group		Bank
	2007	2006	2007	2006

At 1 January	272.780	249.152	237.836	278.025
Additions	2.511	5.071	—	—
Disposals/transfers	(215.477)	(1.329)	(216.344)	—
Share of results (after tax)	17.210	40.462	—	—
Dividends	(3.438)	(20.576)	—	—
Impairment	—	—	—	(40.189)
At 31 December	73.586	272.780	21.492	237.836

The Group’s and Bank’s associates are as follows:

		Group		Bank
		% of participation		% of participation
		31.12.2007	31.12.2006	31.12.2007	31.12.2006

Social Securities Funds Management S.A.	Greece	40,00%	40,00%	40,00%	40,00%
Phosphate Fertilizers Industry S.A.	Greece	24,23%	24,23%	—	24,23%
Larco S.A.	Greece	36,43%	36,43%	36,43%	36,43%
Siemens Entreprise Communications A.E.	Greece	30,00%	30,00%	30,00%	30,00%
Eviop Tempo S.A.	Greece	21,21%	21,21%	21,21%	21,21%
Teiresias S.A.	Greece	39,34%	39,34%	39,34%	39,34%
Hellenic Countryside S.A.	Greece	20,23%	20,23%	20,23%	20,23%
AGET Heracles Cement Co. S.A.	Greece	—	26,00%	—	26,00%
Pella S.A.	Greece	20,89%	20,89%	20,89%	20,89%
Planet S.A.	Greece	31,18%	31,18%	31,18%	31,18%
Kariera S.A.	Greece	—	35,00%	—	—
Zymi S.A.	Greece	—	32,00%	—	—
Europa Insurance Co. S.A.	Greece	28,00%	23,02%	—	—
UBB AIG Insurance and Reinsurance Company	Bulgaria	59,97%	52,99%	—	—
UBB AIG Life Insurance Company	Bulgaria	59,97%	52,99%	—	—
Drujestvo za Kasova Deinost A.D.	Bulgaria	24,98%	—	—	—

The Bank’s investments in associates are stated at cost less impairment (if any).

On 19 April 2007, the Bank disposed of its investment in AGET Heracles Cement Co. S.A. for a consideration of €321,6 million.  The profit on sale for the Group and the Bank was €108,0 and €104,4 million respectively.

Although the Group holds the majority of the voting rights in UBB AIG Insurance and Reinsurance Company and UBB AIG Life Insurance Company, shareholders’ agreement exists, under which all significant decisions require the consent of all venturers.  Thus, the Group has applied equity method of accounting in accordance with par. 38 of IAS 31.

Notes to the Financial Statements

Group and Bank

NOTE 26: Goodwill, software & other intangibles

	Group						Bank
	Goodwill	Software	Other finite life intangibles	Other indefinite life intangibles	Other intangibles	Total	Software	Other intangibles	Total
Cost
At 1 January 2006	24.385	213.660	—	—	10.321	248.366	143.449	26.280	169.729
Foreign exchange differences	(23)	345	(942)	(817)	(5)	(1.442)	54	(4)	50
Acquisition of subsidiary	2.098.723	4.485	186.743	161.910	282	2.452.143	—	—	—
Transfers	—	3.439	—	—	(1.056)	2.383	(1.754)	121	(1.633)
Additions	—	14.863	—	—	13.857	28.720	8.120	17.970	26.090
Disposals and write offs	—	(5.060)	—	—	(25)	(5.085)	(26)	—	(26)
At 31 December 2006	2.123.085	231.732	185.801	161.093	23.374	2.725.085	149.843	44.367	194.210

Accumulated amortisation & impairment
At 1 January 2006	—	(179.931)	—	—	(2.524)	(182.455)	(131.996)	(3.855)	(135.851)
Foreign exchange differences	—	865	(27)	—	(64)	774	(22)	(59)	(81)
Transfers	—	(2.449)	—	—	(385)	(2.834)	1.042	(385)	657
Disposals and write offs	—	4.234	—	—	25	4.259	26	—	26
Amortisation charge for the period	—	(18.361)	(9.118)	—	(2.093)	(29.572)	(5.780)	(3.919)	(9.699)
At 31 December 2006	—	(195.642)	(9.145)	—	(5.041)	(209.828)	(136.730)	(8.218)	(144.948)

Net book amount at 31 December 2006	2.123.085	36.090	176.656	161.093	18.333	2.515.257	13.113	36.149	49.262

Cost
At 1 January 2007	2.123.085	231.732	185.801	161.093	23.374	2.725.085	149.843	44.367	194.210
Foreign exchange differences	160.090	1.912	15.907	13.792	(675)	191.026	(58)	(644)	(702)
Acquisition of subsidiary	225.688	109	31.898	14.671	—	272.366	2.580	—	2.580
Transfers	—	(21.034)	—	—	21.522	488	(22.195)	23.041	846
Additions	—	46.538	—	—	22.766	69.304	24.015	21.240	45.255
Disposals and write offs	(47.954)	(6.275)	—	—	(742)	(54.971)	(92)	(5.132)	(5.224)
At 31 December 2007	2.460.909	252.982	233.606	189.556	66.245	3.203.298	154.093	82.872	236.965

Accumulated amortisation & impairment
At 1 January 2007	—	(195.642)	(9.145)	—	(5.041)	(209.828)	(136.730)	(8.218)	(144.948)
Foreign exchange differences	(160)	(1.819)	(866)	—	(734)	(3.579)	58	116	174
Transfers	—	19.580	—	—	(20.030)	(450)	19.802	(20.644)	(842)
Disposals and write offs	—	6.275	—	—	745	7.020	43	1.920	1.963
Amortisation & impairment charge for the period	(11.224)	(19.024)	(29.027)	—	(4.083)	(63.358)	(7.800)	(5.312)	(13.112)
At 31 December 2007	(11.384)	(190.630)	(39.038)	—	(29.143)	(270.195)	(124.627)	(32.138)	(156.765)

Net book amount at 31 December 2007	2.449.525	62.352	194.568	189.556	37.102	2.933.103	29.466	50.734	80.200

Included in the additions to goodwill are €141 million that relate to the re-estimation of the fair value of the puttable instruments held by minority shareholders in Finansbank and amounts relating to the finalisation of Finansbank and Vojvodjanska Banka goodwill, (note 46). Finansbank goodwill increased by €76 million, due to decrease in the carrying amount of loans and advances to customers, decrease in other assets and recognition of deferred taxes. Vojvodjanska goodwill decreased by €28 million due to recognition of intangible assets, decrease in the carrying amount of loans and advances to customers, increase in the provision for litigation cases, the effect of voluntary retirement scheme and the related taxes.  Also, in 2007 the purchase price allocation in relation to the acquisition of P&K was finalised.  The goodwill recognised amounts to €15 million (note 46).

Other intangibles include the indefinite useful life brand names of Finansbank, Vojvodjanska Bank and P&K of €162 million, €13

Notes to the Financial Statements

Group and Bank

million and €2 million respectively and other finite useful life assets like core deposits and customer relationships amounting to €188 million for Finansbank (useful lives span from 6 to 8 years), €29 million for Vojvodjanska Bank (useful lives span from 10 to 11 years) and €2 million for P&K (useful lives span from 7 to 8 years). The goodwill arisen from prior years acquisitions was tested for impairment and no adjustment to its carrying amount is required. There was no indication of impairment for the remaining intangibles assets.

The useful life of certain software has been extended to up to 12 years. The effect from the change in accounting estimate on the Group’s income statement was determined to € 0,5 million.

NOTE 27: Property & equipment- Group

	Land	Buildings	Vehicles & equipment	Leasehold improvements	Assets under constructions	Total
Cost
At 1 January 2006	1.011.714	906.357	634.653	65.778	71.673	2.690.175
Foreign exchange differences	(81)	116	66	283	228	612
Acquisition of subsidiaries	5	106.845	50.358	27.192	2.155	186.555
Transfers	(1.005)	1.351	4.782	1.799	(13.625)	(6.698)
Additions	2.057	26.285	66.698	10.878	44.967	150.885
Disposals and write offs	(31.233)	(53.214)	(17.006)	(1.343)	(20.167)	(122.963)
At 31 December 2006	981.457	987.740	739.551	104.587	85.231	2.898.566

Accumulated depreciation & impairment
At 1 January 2006	—	(303.087)	(453.926)	(47.449)	—	(804.462)
Foreign exchange differences	—	(68)	926	(216)	—	642
Transfers	—	426	3.936	(106)	—	4.256
Disposals and write offs	—	19.569	15.066	1.344	—	35.979
Depreciation & impairment charge for the period	—	(29.093)	(57.315)	(6.635)	—	(93.043)
At 31 December 2006	—	(312.253)	(491.313)	(53.062)	—	(856.628)

Net book amount at 31 December 2006	981.457	675.487	248.238	51.525	85.231	2.041.938

Cost
At 1 January 2007	981.457	987.740	739.551	104.587	85.231	2.898.566
Foreign exchange differences	(90)	4.394	13.643	5.771	(13)	23.705
Acquisition of subsidiaries	—	1	26.938	507	—	27.446
Disposal of subsidiaries	—	—	(27.655)	(19)	—	(27.674)
Transfers	(66.163)	(63.202)	15.090	12.009	(69.891)	(172.157)
Additions	598	6.550	101.108	25.956	69.910	204.122
Disposals and write offs	(38.299)	(26.173)	(23.663)	(680)	(244)	(89.059)
At 31 December 2007	877.503	909.310	845.012	148.131	84.993	2.864.949

Accumulated depreciation & impairment
At 1 January 2007	—	(312.253)	(491.313)	(53.062)	—	(856.628)
Foreign exchange differences	—	(476)	(9.435)	(3.644)	—	(13.555)
Transfers	—	25.145	3.382	(2.443)	—	26.084
Disposals and write offs	—	13.793	10.186	572	—	24.551
Depreciation & impairment charge for the period	—	(26.625)	(69.666)	(12.295)	—	(108.586)
At 31 December 2007	—	(300.416)	(556.846)	(70.872)	—	(928.134)

Net book amount at 31 December 2007	877.503	608.894	288.166	77.259	84.993	1.936.815

Included in the amount of transfers for 2007 is €111 million that relate to property reclassified to non-current assets held for sale (note 31), while in the bank, these amounts are included under disposal and write offs.

Notes to the Financial Statements

Group and Bank

NOTE 27: Property & equipment- Bank

	Land	Buildings	Vehicles & equipment	Leasehold improvements	Assets under constructions	Total
Cost
At 1 January 2006	618.041	662.335	383.120	55.653	29.091	1.748.240
Foreign exchange differences	—	79	236	(16)	32	331
Transfers	(1.805)	(916)	324	157	(152)	(2.392)
Additions	9	3.663	37.798	3.374	21.093	65.937
Disposals and write offs	(27.784)	(48.366)	(2.038)	(578)	(2.030)	(80.796)
At 31 December 2006	588.461	616.795	419.440	58.590	48.034	1.731.320

Accumulated depreciation & impairment
At 1 January 2006	—	(247.149)	(316.668)	(41.685)	—	(605.502)
Foreign exchange differences	—	(5)	(72)	15	—	(62)
Transfers	—	426	405	(57)	—	774
Disposals and write offs	—	18.459	1.687	578	—	20.724
Depreciation & impairment charge for the period	—	(18.929)	(32.749)	(3.645)	—	(55.323)
At 31 December 2006	—	(247.198)	(347.397)	(44.794)	—	(639.389)

Net book amount at 31 December 2006	588.461	369.597	72.043	13.796	48.034	1.091.931

Cost
At 1 January 2007	588.461	616.795	419.440	58.590	48.034	1.731.320
Foreign exchange differences	—	(117)	(108)	11	—	(214)
Mergers of subsidiaries	—	978	4.877	—	—	5.855
Transfers	—	17.604	(24)	3.429	(20.477)	532
Additions	496	2.708	44.374	4.054	20.087	71.719
Disposals and write offs	(101.688)	(69.780)	(7.963)	(138)	(313)	(179.882)
At 31 December 2007	487.269	568.188	460.596	65.946	47.331	1.629.330

Accumulated depreciation & impairment
At 1 January 2007	—	(247.198)	(347.397)	(44.794)	—	(639.389)
Foreign exchange differences	—	12	216	(2)	—	226
Transfers	—	1.899	5	(2.441)	—	(537)
Disposals and write offs	—	12.239	4.195	138	—	16.572
Depreciation & impairment charge for the period	—	(16.748)	(30.118)	(3.764)	—	(50.630)
At 31 December 2007	—	(249.796)	(373.099)	(50.863)	—	(673.758)

Net book amount at 31 December 2007	487.269	318.392	87.497	15.083	47.331	955.572

Notes to the Financial Statements

Group and Bank

NOTE 28: Deferred tax assets and liabilities

Deferred tax assets:

	Group		Bank
	31.12.2007	31.12.2006	31.12.2007	31.12.2006

Securities and derivatives	135.687	104.640	133.573	96.961
Tangible and intangible assets	10.780	11.047	8.513	8.420
Pension and other post retirement benefits	24.321	15.894	14.391	14.058
Insurance reserves	39.270	42.316	—	—
Other temporary differences	78.272	88.312	9	9.720
Deferred tax assets	288.330	262.209	156.486	129.159

Deferred tax liabilities:

	Group		Bank
	31.12.2007	31.12.2006	31.12.2007	31.12.2006

Securities and derivatives	113.927	65.265	105.919	62.121
Tangible and intangible assets	101.383	22.569	17.864	13.702
Other temporary differences	32.163	13.084	9.948	3.285
Deferred tax liabilities	247.473	100.918	133.731	79.108

Deferred tax charge in the income statement:

	Group		Bank
	31.12.2007	31.12.2006	31.12.2007	31.12.2006

Securities and derivatives	(17.343)	2.790	(19.807)	3.348
Tangible and intangible assets	(641)	(6.664)	(5.250)	(5.382)
Pension and other post retirement benefits	2.357	(4.287)	(178)	(1.063)
Other temporary differences	(36.901)	(9.359)	(15.910)	(9.894)
Deferred tax charge in the income statement-continuing operations	(52.528)	(17.520)	(41.145)	(12.991)
Deferred tax through equity	(67.906)	63.753	13.849	—
Net deferred tax movement	(120.434)	46.233	(27.296)	(12.991)

Notes to the Financial Statements

Group and Bank

NOTE 29: Insurance related assets and receivables

	Group
	31.12.2007	31.12.2006

Investments on behalf of policyholders who bear the investment risk (Unit linked)	420.873	388.768
Insurance business receivables	212.243	198.276
Amounts receivable from reinsurers	95.573	95.083
Reinsurance business receivables	4.824	2.407
Deferred Acquisition Costs (DAC)	56.419	56.914
Total	789.932	741.448

Investments on behalf of policyholders who bear the investment risk (Unit linked)

	Group
	31.12.2007	31.12.2006

Bonds	25.354	22.501
Shares	1.913	2.528
Mutual Funds	364.645	352.752
Other	28.961	10.987
Total	420.873	388.768

The unit-linked related assets are designated at fair value through profit or loss. The fair value change recognised is attributable only to changes in market conditions. The changes in the fair value of the unit-linked related assets are offset in the income statement against changes in the fair value of liabilities of unit-linked products.

NOTE 30: Other assets

	Group		Bank
	31.12.2007	31.12.2006	31.12.2007	31.12.2006

Accrued interest and commissions	579.226	504.355	452.673	406.477
Tax prepayments and other recoverable taxes	40.721	42.758	24.163	13.536
Private equity: investees assets	122.049	126.835	—	—
Trade receivables	122.446	45.617	21.211	12.984
Assets acquired through foreclosure proceedings	123.848	115.889	67.615	76.817
Receivables from foreclosed assets disposed off	65.009	57.570	65.009	57.570
Prepaid expenses	74.327	53.795	39.198	32.085
Other	969.848	578.029	684.329	442.525
Total	2.097.474	1.524.848	1.354.198	1.041.994

The line “Other”, in other assets as at 31.12.2007, includes €64 million (2006: €84 million) relating to balances from securities transactions under settlement.

Notes to the Financial Statements

Group and Bank

NOTE 31: Assets and liabilities held for sale and discontinued operations

The Group’s North America segment was disposed of following the signing of respective agreements for the sale of the two subsidiaries comprising this segment, namely Atlantic Bank of New York (ABNY) and NBG Canada to Community Bank of New York and Nova Scotia Bank respectively.

NBG Canada was disposed of in February 2006 while the sale of ABNY was concluded in April 2006.

Disposal of North America segment

2006
Consideration received	371.006
Less: cost of investment / net consolidated assets disposed	(250.172)
Profit on disposal	120.834

The results of the operations for the period ended 31 December 2006 have been reclassified under profit from discontinued operations and are summarised as follows:

Discontinued operations

	31.12.2007	31.12.2006
Net interest income	—	17.061
Net fee and commission income	—	1.726
Net trading income	—	(393)
Net result from investment securities	—	249
Other operating income	—	1.465
Personnel expenses	—	(7.037)
General & administrative expenses	—	(3.916)
Depreciation, amortisation and impairment charges	—	(1.351)
Impairment losses / recoveries on loans and advances	—	575
Gain on sale of discontinued operations	—	120.834
Profit before tax	—	129.213
Tax expense (inc. capital gain tax on disposal)	—	(11.139)
Profit for the reporting period from discontinued operations	—	118.074

Non-current assets held for sale

	Group		Bank
	31.12.2007	31.12.2006	31.12.2007	31.12.2006

Cash and due from banks	14	—	—	—
Property, plant and equipment and intangibles	110.980	—	—	—
Other assets	4.285	—	—	—
Total assets	115.279	—	—	—

Other liabilities	6.535	—	—	—
Net assets	108.744	—	—	—

On 15 March 2007, the Boards of Directors of the Bank and NBG Venture Capital SA, a wholly owned subsidiary of the Bank, announced the draft agreement for the divestment of the warehousing section of the Bank and the transfer of the section, through absorption, to the latter according to the Divestment Balance Sheet as at March 13, 2007. NBG Venture Capital SA will increase its share capital by €109.492.401 with the issuance of 37.369.420 new shares with a nominal value of €2,93 each. The divestment was approved by the Annual Ordinary General Meeting of the Bank on the 25 May 2007. The Group classified this transaction under IFRS 5 “Non-current assets held for sale and discontinued operations” from the point it took the binding decision to dispose of the warehouse section and made all the necessary arrangements to locate a buyer.

NOTE 32: Due to banks

	Group		Bank
	31.12.2007	31.12.2006	31.12.2007	31.12.2006

Demand deposits due to credit institutions	140.320	237.499	131.963	474.185
Time deposits due to credit institutions	1.478.328	424.357	1.100.508	284.418
Interbank deposits and amounts due to ECB	5.106.979	2.422.371	4.400.463	2.155.777
Amounts due to Central Bank	6.319	5.382	5.403	5.155
Securities sold under agreements to repurchase	3.436.668	2.957.239	3.380.623	2.929.419
Other	205.230	185.590	15.025	22.509
Total	10.373.844	6.232.438	9.033.985	5.871.463

Notes to the Financial Statements

Group and Bank

NOTE 33: Due to customers

	Group		Bank
	31.12.2007	31.12.2006	31.12.2007	31.12.2006
Deposits:
Individuals	46.534.844	41.539.928	39.370.563	36.132.788
Corporates	11.190.529	8.614.527	7.201.764	5.534.297
Government and agencies	2.150.001	2.443.183	2.047.732	2.319.867
Total deposits	59.875.374	52.597.638	48.620.059	43.986.952
Securities sold to customers under agreements to repurchase	72.856	81.762	131.789	118.742
Other	582.181	554.324	507.822	458.970
Total	60.530.411	53.233.724	49.259.670	44.564.664

Included in due to customers are deposits, which contain one or more embedded derivatives. The Group has designated these deposits as financial liabilities at fair value through profit and loss.  These deposits amount to €424.683 (2006: €309.201). The change in fair value of these deposits is attributable to changes in market risk only.

NOTE 34: Debt securities in issue

	Group
	Interest rate	31.12.2007	31.12.2006

Mortgage bonds		—	21.088
Corporate bonds – fixed rate	4,8%	315.282	311.490
Corporate bonds- floating rate	6,6%	1.022	2.035
Fixed rate notes	6,8%	151.398	95.613
Floating rate notes	4,9%	1.822.033	392.470
Total		2.289.735	822.696

On 23 November 2004, Finansbank obtained a loan via a special purpose entity, which issued USD 125 million Series 2004-B fixed rate 6,1014% Notes secured on Finansbank’s Diversified Payment Rights. The notes have a five-year maturity and interest is paid quarterly, with no principal repayment for the first two years.

On 15 March 2005, Finansbank obtained a loan via a special purpose entity, which issued USD 500 million Series 2005-A Floating Rate Notes secured on Finansbank’s Diversified Payment Rights. The notes have a seven-year maturity and interest is paid quarterly, with no principal repayment for the first three years. Interest on the Series 2005-A Notes is determined as the 3-month LIBOR plus 180 bps.

On 24 March 2006, Finansbank obtained a loan via a special purpose entity, which issued USD 110 million bonds with five-year maturity and USD 110 million bonds with a seven-year maturity. Interest is paid semi-annually and is 6,25% and 6,5% respectively.  On 22 February 2007, NBG Finance plc, a wholly owned subsidiary of the Bank, issued RON 355 million Fixed Rate Notes, guaranteed by the Bank due in February 2012. The notes carry interest of 7,35%, which is paid semi-annually.

On 22 May 2007, NBG Finance plc issued a € 1.500 million Floating Rate Note guaranteed by the Bank. The note is redeemable in May 2009. The note bears a coupon of 3month EURIBOR plus 8 bps and was priced at a re-offer spread of 11 bps. Interest is paid quarterly. The proceeds of the Note were ultimately lent to the Bank and for the Bank, these proceeds are included in account “Other borrowed funds”.

On 9 October 2007, NBG Finance plc issued a USD 300 million Floating Rate Note guaranteed by the Bank. The note is redeemable in October 2009. The note bears a coupon of 3month USD LIBOR plus 8 bps. Interest is paid quarterly. The proceeds of the Note were ultimately lent to the Bank and for the Bank, these proceeds are included in account “Other borrowed funds”.

Notes to the Financial Statements

Group and Bank

NOTE 35: Other borrowed funds

	Group		Bank
	31.12.2007	31.12.2006	31.12.2007	31.12.2006

Subordinated notes - fixed rate	332.015	335.965	874.439	950.868
Subordinated notes – floating rate	—	749.619	806.816	1.561.206
Loans-fixed rate	344.668	398.582	—	—
Loans- floating rate	1.046.363	713.221	1.702.480	—
Total	1.723.046	2.197.387	3.383.735	2.512.074

On 7 October 2004, Finansbank obtained a subordinated loan via a special purpose entity, which issued USD 200 million Subordinated Callable Notes, with a 10-year maturity. Interest is paid annually at 9% for the first five years and steps up to 11,79% thereafter and there is a repayment option at the end of the fifth year.

On 28 June 2005, NBG Finance plc, a wholly owned subsidiary of the Bank, issued JPY 30 billion Subordinated Callable Fixed Rate Notes guaranteed on a subordinated basis by the Bank due in June 2035. The notes may be redeemed at the option of the Bank in or after June 2015. The notes carry fixed rate interest of 2,755% which is payable semi-annually in arrears. These notes have been designated as financial liability at fair value through profit and loss. The carrying amount and amortised cost as at 31 December 2007 were €177.750 and €181.811 respectively and as at 31 December 2006, €183.007 and €191.169 respectively.

On 31 March 2006, Finansbank raised TRY 300 million through a credit card secured loan, with a five-year maturity. Interest is paid quarterly and is set at 11,81%.

On 1 December 2006, Finansbank raised USD 700 million through a term loan facility in two tranches and specifically USD 479 million with a two year maturity and interest paid monthly at LIBOR + 42,5 bps and USD 221 million with a three year maturity and interest paid monthly at LIBOR + 60 bps.

On 25 June 2007 (the first call date), NBG Finance plc redeemed the €750 million Subordinated Callable Floating Rate Notes issued in June 2002.

Included in subordinated notes – fixed rate and subordinated notes – floating rate for the Bank are the amounts ultimately lent to the Bank under loan agreements with NBG Finance, representing the proceeds of the securities issued by NBG Funding, which are described in Note 42 “Preferred Securities”. These loans have the same terms with the securities in Note 42 but with a 30-year maturity. The CMS linked notes have been designated as financial liability at fair value through profit and loss. The carrying amount and amortised cost as at 31 December 2007 were €642.153 and €702.274 respectively while at 31 December 2006, was €670.614 and €716.674 respectively.

Included in Loans-floating rate, is the amount lent to the Bank, under a loan agreement with NBG Finance, representing proceeds of the €1.500 million Floating Rate Note and the USD 300 million Floating Rate Note, described in Note 34 “Debt Securities in issue”.

On 16 November 2007, Finansbank obtained a syndication loan amounting to USD 425 million. The loan matures in 2008 and the interest rate is set to LIBOR plus 0,25%.

Included in Bank’s other borrowed funds are instruments carried at fair value since they have been designated as financial liabilities at fair value through profit and loss (the amortised cost as at 31 December 2007 and 31 December 2006 was €3.447.915 and €2.566.293 respectively).

The change in fair value of all borrowings that are designated at fair value through profit or loss is attributable to changes in market risk only.

Notes to the Financial Statements

Group and Bank

NOTE 36: Insurance related reserves & liabilities

	Group
	31.12.2007	31.12.2006
Insurance reserves
Life
Mathematical reserve	925.711	775.539
Outstanding claims reserve	39.777	35.644
Other	4.160	7.932
Total	969.648	819.115
Insurance provisions for policies where the holders bear the investment risk (Unit linked)	420.873	388.768
Total Life reserves	1.390.521	1.207.883
Property and Casualty
Unearned premia reserve	169.994	161.260
Outstanding claims reserve	358.286	364.039
Other	5.860	384
Total Property and Casualty reserves	534.140	525.683

Other Insurance liabilities
Liabilities relating to deposit administration funds (DAF)	156.555	152.557
Amounts payable to brokers, agents and sales partners	35.847	29.817
Amounts payable to reinsures	50.558	37.678
Total	2.167.621	1.953.618

Movement in Life Insurance Reserves

	Group
	2007	2006

Balance 1 January	1.207.883	1.050.070
Increase in reserves	368.082	301.293
Paid claims and other movements	(185.444)	(143.480)
Balance at 31 December	1.390.521	1.207.883

Movement of P&C Insurance Reserves

	Group			Group
	2007			2006
	Total	Reinsures’ share	Group share	Total	Reinsures’ share	Group share

As at 1 January	525.683	104.837	420.846	487.058	89.728	397.330
Incurred claims	214.683	20.647	194.036	228.321	39.695	188.626
Paid claims and other movements	(214.960)	(37.693)	(177.267)	(204.156)	(37.500)	(166.656)
Movement in Unearned premium reserve	8.734	1.848	6.886	14.460	12.914	1.546
Balance at 31 December	534.140	89.639	444.501	525.683	104.837	420.846

Outstanding claims reserve

	Group			Group
	31.12.2007			31.12.2006
	Total	Reinsures’ share	Group share	Total	Reinsures’ share	Group share

Reported claims	346.864	49.467	297.397	353.570	68.424	285.146
IBNR	11.422	2.722	8.700	10.469	812	9.657
Total	358.286	52.189	306.097	364.039	69.236	294.803

Notes to the Financial Statements

Group and Bank

NOTE 37: Other liabilities

	Group		Bank
	31.12.2007	31.12.2006	31.12.2007	31.12.2006

Accrued interest and commissions	372.104	258.090	375.355	257.934
Creditors and suppliers	360.336	278.512	247.480	220.307
Amounts due to government agencies	341.051	331.609	333.540	325.291
Private equity: liabilities of investee entities	98.045	199.425	—	—
Other provisions	226.777	194.235	41.802	19.989
Taxes payable - other than income taxes	104.593	81.372	31.672	26.514
Accrued expenses and deferred income	74.218	105.912	37.319	62.688
Payroll related accruals	75.131	64.967	30.341	32.487
Dividends payable	12.812	12.892	12.562	12.516
Puttable instruments held by minority shareholders	659.667	360.727	659.667	360.727
Unsettled transactions on debt securities	70.811	94.543	70.811	94.543
Other	761.212	376.126	180.757	181.985
Total	3.156.757	2.358.410	2.021.306	1.594.981

The movement of other provisions may be summarised as follows:

	Group		Bank
	2007	2006	2007	2006

Balance at 1 January	194.235	49.511	19.989	39.367
Acquisition/merger of subsidiaries	(2.319)	166.480	1.870	—
Foreign exchange differences	14.700	(2.230)	(116)	(146)
Provisions charged/ (released) to income statement during the year	22.280	(17.720)	20.276	(17.840)
Provisions utilised during the year	(2.119)	(1.806)	(217)	(1.392)
Balance 31 December	226.777	194.235	41.802	19.989

The puttable instruments held by minority shareholders are measured at fair value, using appropriate valuation techniques based on best estimates available to the management of the Group.

Notes to the Financial Statements

Group and Bank

NOTE 38: Contingent liabilities and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business.  In the opinion of the management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Group.

b. Pending Tax audits

The tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final.  Additional taxes and penalties may be imposed as a result of such tax audits; although the amount cannot be determined at present, it is not expected to have a material effect on the Group’s net assets.  The Bank has been audited by the tax authorities up to 2004 inclusive.

c. Capital Commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers.  These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees.  Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract.  Commercial letters of credit ensure payment by a bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods.  Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party.  All of these arrangements are related to the normal lending activities of the Group.  The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual notional amount of those instruments.  The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Capital Commitments

	Group		Bank
	31.12.2007	31.12.2006	31.12.2007	31.12.2006

Commitments to extend credits	19.230.956	15.949.862	14.884.889	13.861.830
Standby letters of credit and financial guarantees written.	6.550.513	5.769.479	3.779.326	3.036.973
Commercial letters of credit.	2.367.758	1.113.620	132.408	259.746
Total	28.149.227	22.832.961	18.796.623	17.158.549

d. Assets pledged

Assets pledged as collaterals	3.443.360	2.909.822	2.755.558	2.082.583

e. Operating lease commitments

No later than 1 year	61.119	50.705	20.449	19.200
Later than 1 year and no later than 5 years	209.233	166.864	63.185	59.878
Later than 5 years	161.248	127.606	62.172	60.223
Total	431.600	345.175	145.806	139.301

Assets pledged comprise of trading and available for sale debt securities and cash balances with central banks.  The pledges relate mainly to pledges of securities with the European Central Bank for funding purposes, collaterals with other central banks and organized exchanges.

Notes to the Financial Statements

Group and Bank

NOTE 39: Share capital, share premium and treasury shares

Share Capital

The total number of ordinary shares as at 31 December 2007 and 31 December 2006 was 477.198.461 and 475.287.219 respectively with a nominal value of €5 per share.  The movement is summarised in the following table.

	No of shares	€ ’000s
At 1 January 2006	339.269.412	1.696.347
Increase of share capital	135.707.764	678.539
Share options exercised (Note 11)	310.043	1.550
At 31 December 2006	475.287.219	2.376.436
Bonus shares through capitalisation of profits (Note 11)	350.000	1.750
Share options exercised (Note 11)	1.561.242	7.806
At 31 December 2007	477.198.461	2.385.992

Share premium

Following the share capital increase in 2007 the share premium amounts to €2.292.753.  The movement is as follows:

	2007	2006
At 1 January	2.263.725	—
Increase of share capital above par value	—	2.321.960
Share options exercised	29.028	5.829
Share capital issue costs net of tax	—	(64.064)
At 31 December	2.292.753	2.263.725

Treasury shares

At 31 December 2007, the Bank held 502.500 NBG shares as part of their investment activity representing 0,11% of the issued share capital (2006: 0,19% of the issued share capital).

	Group		Bank
	No of shares	€’000s	No of shares	€’000s
At 1 January 2006	693.960	22.680	35.000	1.085
Purchases	2.265.820	75.767	100.000	3.405
Sales	(2.077.220)	(71.621)	—	—
At 31 December 2006	882.560	26.826	135.000	4.490

Acquisition of subsidiary	5.110	202	—	—
Purchases	3.993.215	169.497	950.610	38.593
Sales	(4.378.385)	(174.924)	(583.110)	(21.482)
At 31 December 2007	502.500	21.601	502.500	21.601

The Bank’s Annual General Meeting of the Shareholders held on 25 May 2007, approved an own shares buy-back program pursuant to Article 16 par. 5 et seq. of Codified Law 2190/1920, providing for the purchase, by the Bank, of up to 10% of its total shares from
1 June 2007 to 24 May 2008, at a minimum price of €5 and a maximum of €60 per share.

On 5 February 2008, following the above Bank’s Annual General Meeting of the Shareholders, the Board of Directors of the Bank approved the purchase of up to 20.000.000 own shares at a minimum price of €5 and maximum price of €60 per share, for the period from 8 February 2008 to 24 May 2008.

Notes to the Financial Statements

Group and Bank

NOTE 40: Reserves & Retained Earnings

	Group		Bank
	31.12.2007	31.12.2006	31.12.2007	31.12.2006

Statutory reserve	358.694	306.475	278.709	244.363
Available for sale securities reserve	(24.501)	21.809	(37.794)	(6.805)
Currency translation differences reserve	264.529	11.657	133	—
Other reserves and retained earnings	1.214.554	1.643.949	1.637.729	1.245.319
Total	1.813.276	1.983.890	1.878.777	1.482.877

Included in other reserves and retained earnings, as of 31 December 2007, is an amount of €(1.339) million representing the difference between the consideration paid by the Bank, after control was obtained, and the acquired minority interest in Finansbank’s net assets.

Exchange differences arising on the investments in foreign operations and effective hedges of net investments are recognized in the currency translation reserve and transferred to the income statement on the disposal of the net investment.  The movement in the year primarily reflects the impact of changes in the value of the New Turkish Lira (TRY) on net investments.

The movement in the available for sale securities reserve is as follows:

	Group			Group
	2007			2006
	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total

At 1 January	21.809	—	21.809	59.904	(17.689)	42.215
Net gains / (losses) from changes in fair value of AFS investments	77.054	—	77.054	70.307	(3.498)	66.809
Net (gains) / losses transferred to income statement	(124.473)	—	(124.473)	(108.629)	(143)	(108.772)
Net additions / disposals from disposed subsidiaries and associates	367	—	367	—	21.330	21.330
Impairment losses on AFS investments	742	—	742	227	—	227
At 31 December	(24.501)	—	(24.501)	21.809	—	21.809

The movement in the available for sale securities reserve is as follows:

	Bank
	2007	2006

At 1 January	(6.805)	41.139
Net gains / (losses) from changes in fair value of AFS investments	48.025	52.598
Net (gains) / losses transferred to income statement	(79.756)	(100.542)
Impairment losses on AFS investments	742	—
At 31 December	(37.794)	(6.805)

NOTE 41: Minority interest

	Group
	2007	2006

At 1 January	610.554	109.997
(Acquisitions) /disposals	(119.136)	421.498
Share of net profit of subsidiaries	18.806	74.617
Movement in the available for sale securities reserve	(7.730)	5.874
Foreign exchange differences	5.395	(1.432)
At 31 December	507.889	610.554

Notes to the Financial Statements

Group and Bank

NOTE 42: Preferred Securities

	Group
	31.12.2007	31.12.2006

Innovative preferred securities	861.352	908.451
Non-innovative preferred securities	702.274	716.674
Total	1.563.626	1.625.125

NBG Funding Ltd, a wholly owned subsidiary of the Bank, issued the following Non – Cumulative Non Voting Preferred Securities guaranteed on a subordinated basis by the Bank:

Innovative preferred securities:

On 11 July 2003, issued €350 million Series A Floating Rate securities.  The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part in July 2013 or on any dividend date falling thereafter subject to the consent of the Bank of Greece.  The preferred dividend rate is the three-month EURIBOR plus 175 bps until 11 July 2013 and three-month EURIBOR plus 275 bps thereafter, which is paid quarterly.

On 8 November 2006, issued £375 million Series E Fixed/Floating Rate securities.  The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part on November 2016 or on any dividend date falling thereafter subject to the consent of the Bank of Greece.  The preferred dividend rate for series E is fixed at a rate of 6,2889% per annum until 8 November 2016 and thereafter floating at a rate of three month LIBOR plus 2,08%.  The dividends are payable annually in arrears until 8 November 2016 and thereafter quarterly in arrears.

Non- innovative preferred securities:

On 3 November 2004, issued €350 million Series B and USD 180 million Series C Constant Maturity Swap (“CMS”) Linked securities.  The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part on 3 November 2014 or any dividend date falling thereafter subject to the consent of the Bank of Greece.  The preferred dividend rate for series B is 6,25% the first year and then is determined as the 10 year EUR CMS mid swap rate plus 12,5bps reset every six months and capped at 8% paid semi-annually and for series C is 6,75% the first year and then is determined as the 10 year USD CMS mid swap rate plus 12,5bps reset every six months and capped at 8,5% paid semi-annually.

On 16 February 2005, issued €230 million Series D Constant Maturity Swap (“CMS”) Linked securities.  The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part on 16 February 2015 or any dividend date falling thereafter subject to the consent of the Bank of Greece. The preferred dividend rate for series D is 6% until 16 February 2010 and thereafter is determined as the difference of 10-year EUR CMS mid swap rate minus the 2-year mid swap rate multiplied by four subject to a minimum rate of 3,25% and capped at 10% paid annually.

The proceeds of the instruments issued by NBG Funding were lent to NBG Finance through Eurobond issues and ultimately lent to the Bank under loan agreements with the same terms as each one of the instruments referred to above but with a 30-year maturity.  For the Bank, these loans are included in Note 35 “Other borrowed funds”.

NOTE 43: Dividend per share

The Bank’s Annual Ordinary General Meeting of its Shareholders held on 25 May 2007 approved the payment of a €1 dividend per share for the financial year 2006.  Entitled to the dividend were the holders of Bank’s shares as at the closing of the Athens Exchange session of 31 May 2007.  As of 1 June 2007, the Bank’s shares are traded ex-2006 dividend.  The dividend was paid in full on 11 June 2007.

The dividend proposed by the Board of Directors for 2007 amounts to €1,40 per share.  The amount of €0,40 will be paid in cash. (exceeding the minimum dividend of €0,383 required by law) while for the remaining €1 the shareholder will have the option to receive it either in cash or in the form of stock dividend.

Notes to the Financial Statements

Group and Bank

NOTE 44: Cash and cash equivalents

	Group		Bank
	31.12.2007	31.12.2006	31.12.2007	31.12.2006

Cash and balances with central banks	3.770.699	1.752.376	3.198.046	1.029.664
Treasury bills and other eligible bills	91.002	58.248	408	19.352
Due from banks	2.199.669	3.127.039	2.189.770	2.563.590
Trading securities	4.139	2.416	—	—
Investment securities	99.411	3.402	68.225	—
Total	6.164.920	4.943.481	5.456.449	3.612.606

For the purposes of the cash flow statement, cash and cash equivalents consist of the above balances with less than three months maturity from the acquisition date.

NOTE 45: Related party transactions

The nature of the related party relationships for those related parties with whom the Group entered into significant transactions or had significant balances outstanding at 31 December 2007 and 31 December 2006 are presented below.  Transactions were entered into with related parties during the course of business at market rates.

a. Transactions with members of the Board of Directors and management

The Group and the Bank entered into banking transactions with members of the Board of Directors, the General Managers and the Assistant General Managers of the Bank and the members of the Board of Directors and key management of the other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons, in the normal course of business.  The list of the members of the Board of Directors of the Bank is shown under Note 1 General Information.  As at 31 December 2007, loans, deposits, other payables and letters of guarantee, at Group level, amounted to to €43 million, €326 million, €2 million and €33 million respectively (2006: €34 million, €315 million, €4 million and €26 million respectively), whereas the corresponding figures at Bank level amounted to €13 million, €138 million, €NIL and €NIL respectively (2006: €3 million, €3 million, €NIL and €NIL respectively).  Total compensation to related parties amounted to €32 million (2006: €24,4 million) for the Group and to €12 million (2006: €8,2 million) for the Bank.  Compensation includes salaries, bonuses, share-based payments and other short-term benefits, post employment and other long-term benefits as well as termination benefits.  Related parties of the Group were also granted 435.000 options under the stock option program A and 1.232.000 under stock option program B.  The stock options granted to Bank related parties under the two programs were 385.000 and 810.300 respectively (note 11 for more details on stock option programs A and B).

b. Other related party transactions

Transactions and balances between the Bank, its subsidiaries and associated companies are set out in the table below.  At a Group level, only transactions with associated companies are included, as transactions and balances with subsidiaries are eliminated on consolidation.

Transactions with subsidiaries and associate companies

	Group		Bank
	31.12.2007	31.12.2006	31.12.2007	31.12.2006

Assets
Loans and advances to customers	44.768	54.325	4.049.838	2.652.177

Liabilities
Due to customers	22.950	45.561	4.966.156	3.740.040

Letters of guarantee, contingent liabilities and other off balance sheet accounts	49.804	46.798	154.537	83.375

Income Statement
Interest and commission income	3.703	3.758	181.514	103.129
Interest and commission expense	2.697	5.646	260.017	208.069

Notes to the Financial Statements

Group and Bank

NOTE 46: Acquisitions, disposals & other capital transactions

1.Acquisitions and disposals

On 19 October 2006 NBG and the shareholders of P&K Investment Services SA signed a Share Purchase Agreement, whereby NBG would acquire 100% of P&K Investment Services SA.  The consideration agreed upon amounted to €48,7 million.  The main part of the consideration (€43,9 million) was paid to the sellers upon closing.  The remaining part will be released to the sellers three years after the acquisition, based on certain conditions including the attainment of key targets set out in the pre-agreed business plan. The transaction was concluded on 21 March 2007, after obtaining all regulatory approvals.

Cash and cash equivalents acquired were €12,9 million and include cash and balances from banks and trading securities.

Furthermore, during the year, the fair values of the assets acquired and liabilities and contingent liabilities assumed in relation to the acquisitions of Finansbank, Vodjvodjanska Bank and P&K were finalised.  Net assets at the acquisition date are as follows:

	P & K	Finansbank	Vojvodjanska
	31.3.2007	18.8.2006	31.12.2006
Cash and balances with banks	111.378	3.178.637	212.532
Trading and investment securities at fair value	5.108	1.383.522	53.205
Loans and advances to customers (net)	17.442	5.836.421	227.996
Fixed Intangible Assets	1.182	139.360	55.662
Purchase price allocation intangibles	4.332	348.653	42.371
Other assets	158.328	159.576	10.974
Total Assets	297.770	11.046.169	602.740

Due to banks	—	438.599	19.137
Derivative liabilities	—	37.029	—
Due to customers	95.835	6.006.994	432.706
Debt securities in issue	6.844	2.803.601	12.077
Founder shares	—	356.043	—
Other liabilities	161.483	581.243	44.374
Total liabilities	264.162	10.223.509	508.294

Net assets	33.608	822.660	94.446
Minority interest	—	(46.146)	—
	33.608	776.514	94.446
% acquired	100,00%	55,68%	99,43%
Net assets acquired	33.608	432.355	93.907
Consideration agreed plus transaction costs	48.928	2.317.896	371.870
Goodwill recognized	15.320	1.885.541	277.963

From 8 January up to 29 January 2007, the Bank acquired via the Mandatory Tender Offer 543.009.814 packs of 10 shares of Finansbank (43,44% of its share capital) for a consideration of €1.312 million.  Following the Tender Offer, the Bank’s participation in Finansbank’s share capital increased to 89,44% (excluding put and call arrangements).

From 1 February up to 31 December 2007, the Bank acquired 5.992.764 packs of 10 shares of Finansbank for a consideration of €18,3 million.  The goodwill arisen from the above acquisitions, amounting to €1.312 million, was accounted for as described in Note 2.3 to the annual financial statements for the year ended 31 December 2006.

On 24 January 2007, the Bank (Seller) and the International Finance Corporation (IFC) signed an agreement by which IFC would acquire Finansbank shares, up to 5% of its share capital, after the completion of the Mandatory Tender Offer.  The agreement is subject to put and call options, for a period of seven-years.  The accounting treatment followed for the put option reflects the Group accounting policy as described in Note 2.3.  The price per share received from the IFC was determined to be the price per share paid by the Bank to the Finansbank shareholders during the Mandatory Tender Offer.  The above transaction was concluded on 5 April, 2007.

On 19 April 2007 the Bank signed an agreement for the sale of its minority shareholding in AGET Heracles to majority shareholders Lafarge Group.  Pursuant to this agreement, the Bank sold 18.480.899 shares, representing 26% of the share capital of AGET Heracles.  This sale is consistent with the stated strategy of the Bank to focus on its core banking activities and exit from its non-financial participations.  The sale price has been agreed at €17,40 per share, or €321,6 million in total and was in line with the average closing price of the last 30 trading days preceding the transaction.

On 10 May 2007, P&K Investment Services SA, sold its subsidiary P&K Mutual Fund Management SA to Millennium Bank A.E for €1,68 million.

On 30 May 2007, the Bank acquired from TBIF Financial Services BV, 100% of the share capital of the TBI Lizing d.o.o, a leasing company in Serbia, for the amount of €2,5 million.

On 24 September 2007, the Bank announced a voluntary takeover bid in cash of €5,50 per share for the 23,08% of the share capital of Ethniki Hellenic General Insurance SA.  Up to 31 December 2007, the Bank’s interest in the share capital of the company amounted to 100,00%.  On 14 January 2008, the extraordinary General Meeting of the company’s shareholders approved the filing with the Capital Markets Commission for de-registration of the company’s shares from the Athens Stock Exchange.  On 7 February 2008, the Capital Markets Commission approved the said de-registration.

2.Other

On 25 January 2007, the Boards of Directors of the Bank and National Management & Organization Co (Ethnokarta) decided the merger of the two companies through absorption of the latter by the Bank.  The date of the Merger Balance Sheets has been set as 31 March 2007.  The Bank holds 100% of National Management & Organization Co (Ethnokarta) shares and therefore the Bank’s share capital will not increase following the completion of the merger.  The merger was approved by the Ministry of Development on 28 September 2007.

Notes to the Financial Statements

Group and Bank

Within February 2007, Serbian branches of the Bank became a subsidiary under the name NBG A.D. Beograd.

On 15 March 2007, the Boards of Directors of the Bank and NBG Venture Capital SA, a wholly owned subsidiary of the Bank, announced the draft agreement for the divestment of the warehousing section of the Bank and the transfer of the section, through absorption, to the latter according to the Divestment Balance Sheet as at March 13, 2007.  The NBG Venture Capital SA will increase its share capital by €109.492.401 with the issuance of 37.369.420 new shares with a nominal value of €2,93 each.  The divestment was approved by the Annual Ordinary General Meeting of the Bank on the 25 May 2007.

On 16 May 2007, Finansbank, following an application to the General Directorate of Insurance, received permission to establish Finans Emeklilik ve Hayat A.S. as the main shareholder.  The company completed its organisational preparations and obtained a licence to conduct life, personal accident and pension business, and has already commenced operations.  The authorised share capital of the company amounts to TRY 20 million.

On 18 May 2007, the Board of Directors of Finansbank decided to increase the share capital of the Bank to TRY 1.400 million from TRY 1.250 million through capitalisation of profits and reserves.  The increase was completed on 9 July 2007.

On 24 and 22 May 2007, the Boards of Directors of National Securities S.A. and P&K Securities S.A. respectively, decided the merger of the two companies through absorption of the latter by the former.  The date of the Merger Balance Sheets has been set as 31 May 2007.  The Ministry of Development approved the merger on 14 December 2007.

On 20 June 2007, S.C. Garanta Asigurari S.A. merged with NBG Asigurari SA, through absorption of the latter by the former.

On 3 September 2007, NBG Leasing Serbia established NBG Services d.o.o. Belgrade, a 100% subsidiary, with authorized share capital of RSD 756.

On 4 October 2007, the Board of Directors of NBG A.D. Belgrade proposed a share capital increase of €32 million.  The proposal was approved by the General Meeting of the Shareholders of NBG A.D. Belgrade held on 12 October 2007.  The share capital increase was completed on 18 December 2007.

In October 2007, the Bank exercised its minority buy-out option for Vojvodjanska Bank and through a Public Tender Offer acquired 1.727 common shares at a price of RSD 70 per share.  After this share purchase, the Bank is the only shareholder of Vojvodjanska Bank and the Bank applied to the Serbian Securities and Exchange Commission for delisting of Vojvodjanska Bank.

On 14 November 2007, the Board of Directors of Vojvodjanska Bank proposed a share capital increase of €53 million.  The proposal was approved by the General Meeting of the Shareholders of Vojvodjanska Bank held on 29 November 2007.  The share capital increase was completed on 19 December 2007.

On 19 November 2007, the Board of Directors of Vojvodjanska Bank proposed the merger of the Vojvodjanska Bank with NBG A.D. Belgrade through absorption of the latter by the former.  The General Meetings of the Shareholders of Vojvodjanska Bank and NBG A.D. Belgrade approved the merger of the two banks through the absorption of the second by the first on 3 January 2008.  The merger was approved by the Central Bank of Serbia on 5 February 2008 and was completed on 14 February 2008.

On 17 December 2007 the Bank established a new subsidiary, CPT Investments Ltd.

Notes to the Financial Statements

Group and Bank

NOTE 47: Group Companies

		Group %		Bank %
		31.12.2007	31.12.2006	31.12.2007	31.12.2006

National P&K Securities S.A.	Greece	100,00%	100,00%	59,32%	100,00%
Ethniki Kefalaiou S.A.	Greece	100,00%	100,00%	100,00%	100,00%
NBG Asset Management Mutual Funds S.A.	Greece	100,00%	100,00%	81,00%	81,00%
National Management & Organization Co S.A. — ETHNOKARTA	Greece	—	100,00%	—	100,00%
Ethniki Leasing S.A	Greece	100,00%	100,00%	93,33%	93,33%
National Mutual Fund Management S.A.	Greece	100,00%	100,00%	100,00%	100,00%
NBG Venture Capital S.A.	Greece	100,00%	100,00%	100,00%	—
NBG Bancassurance S.A.	Greece	100,00%	100,00%	99,70%	99,70%
Innovative Ventures S.A. (I-Ven)	Greece	100,00%	100,00%	—	—
Ethniki Hellenic General Insurance S.A.	Greece	100,00%	76,74%	100,00%	76,74%
ASTIR Palace Vouliagmenis S.A.	Greece	78,06%	78,06%	78,06%	78,06%
Grand Hotel Summer Palace S.A.	Greece	100,00%	100,00%	100,00%	100,00%
NBG Training Center S.A.	Greece	100,00%	100,00%	100,00%	100,00%
Ethnodata S.A.	Greece	100,00%	100,00%	100,00%	98,41%
KADMOS S.A.	Greece	100,00%	100,00%	100,00%	100,00%
DIONYSOS S.A.	Greece	99,91%	99,91%	99,91%	99,91%
EKTENEPOL Construction Company S.A.	Greece	100,00%	100,00%	100,00%	100,00%
Mortgage, Touristic PROTYPOS S.A.	Greece	100,00%	100,00%	100,00%	100,00%
Hellenic Touristic Constructions S.A.	Greece	77,76%	77,76%	77,76%	77,76%
Ethnoplan S.A.	Greece	100,00%	100,00%	—	—
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	100,00%	100,00%	100,00%	100,00%
Audatex Hellas S.A.	Greece	70,00%	53,72%	—	—
National Insurance Brokerage S.A.	Greece	95,00%	72,90%	—	—
P&K Investment Services S.A.	Greece	100,00%	—	100,00%	—
Finansbank A.S.(*)	Turkey	99,57%	55,68%	91,67%	55,68%
Finans Leasing (*)	Turkey	61,55%	35,55%	2,55%	—
Finans Invest (*)	Turkey	99,48%	55,72%	0,20%	—
Finans Portfolio Management (*)	Turkey	99,48%	55,73%	0,01%	—
Finans Investment Trust (*)	Turkey	80,97%	47,61%	5,30%	—
IB Tech (*)	Turkey	98,58%	55,12%	—	—
Finans Pension A.S.	Turkey	99,57%	—	—	—
Finansbank Malta Holdings Ltd (*)	Malta	99,57%	55,68%	—	—
Finansbank Malta Ltd (*)	Malta	99,57%	55,68%	—	—
United Bulgarian Bank A.D. - Sofia (UBB)	Bulgaria	99,91%	99,91%	99,91%	99,91%
UBB Asset Management	Bulgaria	99,92%	99,92%	—	—
UBB Insurance Broker	Bulgaria	99,93%	—	—	—
Interlease E.A.D.	Bulgaria	100,00%	100,00%	100,00%	100,00%
Interlease Auto E.A.D.	Bulgaria	100,00%	100,00%	—	—
ETEBA Bulgaria A.D.	Bulgaria	100,00%	100,00%	92,00%	92,00%
ETEBA Romania S.A.	Romania	100,00%	100,00%	100,00%	100,00%
Banca Romaneasca S.A. (*)	Romania	98,88%	98,88%	98,88%	98,88%
Eurial Leasing S.A.	Romania	70,00%	70,00%	70,00%	70,00%
S.C. Garanta Asigurari S.A.	Romania	94,96%	71,57%	—	—
NBG Asigurari S.A.	Romania	—	76,73%	—	—
Vojvodjanska Banka A.D. Novi Sad	Serbia	100,00%	99,43%	100,00%	99,43%
NBG A.D. Beograd	Serbia	100,00%	—	100,00%	—
NBG Leasing d.o.o. Belgrade	Serbia	100,00%	—	100,00%	—
NBG Services d.o.o. Belgrade	Serbia	100,00%	—	—	—
Stopanska Banka A.D.-Skopje (*)	F.Y.R.O.M.	94,64%	92,25%	94,64%	92,25%
NBG Greek Fund Ltd	Cyprus	100,00%	100,00%	100,00%	100,00%
ETEBA Emerging Markets Fund Ltd	Cyprus	100,00%	100,00%	100,00%	100,00%
ETEBA Estate Fund Ltd	Cyprus	100,00%	100,00%	100,00%	100,00%
ETEBA Venture Capital Management Co Ltd	Cyprus	100,00%	100,00%	100,00%	100,00%
NBG Cyprus Ltd	Cyprus	100,00%	100,00%	100,00%	100,00%
National Securities Co (Cyprus) Ltd	Cyprus	100,00%	100,00%	—	—
NBG Management Services Ltd	Cyprus	100,00%	100,00%	100,00%	100,00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	100,00%	79,27%	—	—
Ethniki General Insurance (Cyprus) Ltd	Cyprus	100,00%	79,27%	—	—
The South African Bank of Athens Ltd (S.A.B.A.)	S. Africa	99,50%	99,50%	91,45%	91,43%
NBG Luxembourg Holding S.A.	Luxembourg	100,00%	100,00%	94,67%	94,67%
NBG Luxfinance Holding S.A.	Luxembourg	100,00%	100,00%	94,67%	94,67%
NBG International Ltd	United Kingdom	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Ltd	United Kingdom	100,00%	100,00%	—	—
NBG Finance Plc	United Kingdom	100,00%	100,00%	100,00%	100,00%
NBG Funding Ltd	United Kingdom	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Funds	United Kingdom	100,00%	100,00%	—	—
NBG International Inc. (NY)	U.S.A.	100,00%	100,00%	—	—
NBG International Holdings B.V.	The Netherlands	100,00%	100,00%	100,00%	100,00%
CPT Investments Ltd.	Cayman Islands	50,10%	—	50,10%	—

(*)  % of participation includes the effect of put and call option agreements

Notes to the Financial Statements

Group and Bank

NOTE 48: Events after the balance sheet date

On 3 January 2008, the General Meetings of the Shareholders of Vojvodjanska Bank and NBG A.D. Belgrade approved the merger of the two banks through the absorption of the second by the first.  The merger was approved by the Central Bank of Serbia on 5 February 2008 and was completed on 14 February 2008.

On 10 January 2008, the Board of Directors of the Athens Stock Exchange (ASE) approved for trading the 1.561.242 new common shares of the Bank derived from the exercised stock options.  Following the approval of the ASE, the Board of Directors of the Bank determined that effective 17 January 2008 onwards the said shares are traded in ASE.

In February 2008 the Bank established two wholly owned subsidiary companies, NBG Finance (Dollar) and NBG Finance (Sterling).

Recently a draft law was submitted to the Greek Parliament for ratification introducing radical changes in the Greek Pension Funds. The main changes relate to merger of State social security funds. The draft law is expected to affect the insurance scheme of the employees of the Bank and Ethniki Hellenic General Insurance Company.

The financial impact to the Group, if any, cannot be reliably estimated before the law is enacted.

NOTE 49: Foreign exchange rates

		Fixing	Average	Fixing	Average
FROM	TO	31.12.2007	1.1 - 31.12.2007	31.12.2006	1.1 - 31.12.2006

ALL	EUR	0,0082	0,0084	0,0081	0,0085
BGN	EUR	0,5113	0,5127	0,5113	0,5139
CYP	EUR	1,7086	1,7086	1,7295	1,7413
EGP	EUR	0,1219	0,1313	0,1316	0,1409
GBP	EUR	1,3636	1,4621	1,4892	1,4673
MKD	EUR	0,0163	0,0166	0,0164	0,0167
RON	EUR	0,2772	0,3013	0,2956	0,2848
TRY	EUR	0,5824	0,5625	0,5365	0,5349	(*)
USD	EUR	0,6793	0,7308	0,7593	0,7970
RSD	EUR	0,0126	0,0129	0,0127	0,0122
ZAR	EUR	0,0997	0,1038	0,1086	0,1189

(*) TRY average rate refer to the period from 18/8/2006 to 31/12/2006.

Notes to the Financial Statements

Group and Bank

NOTE 50: Reclassifications

Certain amounts in prior periods have been reclassified to conform to the current presentation

Income Statement

	Group			Bank
		31.12.2006			31.12.2006
€ 000’s	As restated	As previously reported	Reclassified	As restated	As previously reported	Reclassified

Interest expense and similar charges	(1.366.332)	(1.372.078)	5.746	(1.085.592)	(1.091.338)	5.746
Net interest income	2.136.850	2.131.104	5.746	1.567.636	1.561.890	5.746
Fee and commission income	595.289	606.278	(10.989)	314.059	325.048	(10.989)
Net fee and commission income	537.260	548.249	(10.989)	248.852	259.841	(10.989)
Net other operating income	204.106	193.117	10.989	94.217	83.228	10.989
Total operating income	3.135.538	3.129.792	5.746	2.116.179	2.110.433	5.746
Finance charge on put options of minority interests	(5.746)	—	(5.746)	(5.746)	—	(5.746)
General, administrative expenses & other operating expenses	(460.060)	(427.795)	(32.265)	(239.511)	(220.869)	(18.642)
Other operating expenses	—	(32.265)	32.265	—	(18.642)	18.642
Profit before tax	1.268.303	1.268.303	—	840.068	840.068	—

Balance Sheet

	Group			Bank
		31.12.2006			31.12.2006
€ 000’s	As restated	As previously reported	Reclassified	As restated	As previously reported	Reclassified
Current income tax advance	32.311	—	32.311	32.311	—	32.311
Other assets	1.524.848	1.718.252	(193.404)	1.041.994	1.235.398	(193.404)
Total assets	76.408.559	76.569.652	(161.093)	61.145.069	61.306.162	(161.093)

Current income tax liabilities	59.324	—	59.324	—	—	—
Other liabilities	2.358.410	2.578.827	(220.417)	1.594.981	1.756.074	(161.093)
Total liabilities	67.575.655	67.736.748	(161.093)	55.026.521	55.187.614	(161.093)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 18th March, 2008
Chairman - Chief Executive Officer